
10010865

VERSANT

Versant Corporation

Proxy Statement
for the 2010 Annual Meeting of Shareholders

Annual Report to Shareholders and Form 10-K
For the Fiscal Year Ended October 31, 2009

March 1, 2010


Received SEC
MAR 18 2010
Washington, DC 20549

- As of March 5, 2010, the record date for determining shareholders entitled to vote at Versant's 2010 Annual Meeting of Shareholders, there were outstanding 3,486,340 shares of the Registrant's common stock, no par value.

- This Annual Report contains an overview of Versant's business, as well as information regarding Versant's operations and consolidated financial statements for the fiscal year ended October 31, 2009 and other information that our shareholders may find useful.

VERSANT

Versant Corporation
255 Shoreline Drive, Suite 450
Redwood City, California 94065 USA

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS

March 1, 2010

To Our Shareholders:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Versant Corporation (the "Company") to be held as follows:

Date: Monday, May 3, 2010
Time: 10:00 a.m. Pacific Daylight Time
Location: Versant U.S. Corporate Headquarters
255 Shoreline Drive, Suite 450
Redwood City, California 94065 USA

At the meeting, we will ask you and our other stockholders to consider and vote on the following matters:

1. To elect five directors of the Company, each to serve until the next Annual Meeting of Shareholders. The Company's Board of Directors intends to present Uday Bellary, William Henry Delevati, Herbert May, Jochen Witte and Bernhard Woebker as nominees for election to the Board of Directors;

2. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2010; and

3. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

You may vote on these matters in person or by proxy. We ask that you complete and return the enclosed proxy card promptly—whether or not you plan to attend the meeting—in the enclosed addressed, postage-paid envelope, so that your shares will be represented and voted at the meeting in accordance with your wishes.

If you attend the meeting, you may withdraw your proxy and vote your shares in person. If your shares are held in street name and you do not plan to attend the meeting, please follow the instructions provided by the holder of record to ensure that your shares are voted. Only stockholders of record at the close of business on March 5, 2010 may vote at the meeting.

We look forward to seeing you at the meeting.

By Order of the Board of Directors,

/s/ JOCHEN WITTE

Jochen Witte
Chief Executive Officer and President

Redwood City, California
March 1, 2010

VERSANT CORPORATION

PROXY STATEMENT
FOR THE
2010 ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the board of directors (the "Board" or "Board of Directors") of Versant Corporation, a California corporation ("Versant" or the "Company"), for use at Versant's Annual Meeting of Shareholders to be held on Monday, May 3, 2010, at 10:00 a.m. Pacific Daylight Time (the "Annual Meeting"), or at any adjournment thereof, for the purposes set forth in this Proxy Statement and in the accompanying Notice of 2010 Annual Meeting of Shareholders.

This Proxy Statement, the enclosed form of proxy card, and the Company's Annual Report to Shareholders for the fiscal year ended October 31, 2009 were first mailed or delivered to shareholders on or about March 19, 2010.

Date, Time and Place of the Annual Meeting

The Annual Meeting will be held at Versant's principal executive offices at 255 Shoreline Drive, Suite 450, Redwood City, California 94065 USA at 10:00 a.m. Pacific Daylight Time on Monday, May 3, 2010. The Company's telephone number at that location is (650) 232-2400.

Directions

If you would like directions to attend the Annual Meeting in person, please go to http://www.versant.com/en_US/aboutus/contactinfo/ or call Investor Relations at (650) 232-2416.

What proposals are scheduled to be voted on at the Annual Meeting?

There are two proposals scheduled for a vote at the Annual Meeting, which are:

- Proposal No. 1: To elect five directors of the Company, each to serve until the next Annual Meeting of Shareholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death or removal;
- Proposal No. 2: To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending October 31, 2010.

Record Date; Shareholders Entitled to Vote at the Annual Meeting

Holders of record of the Company's Common Stock at the close of business on March 5, 2010 (the "Record Date") are entitled to vote at the Annual Meeting.

If on the Record Date, your shares were registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy.

If on the Record Date, your shares were held on your behalf in an account with a brokerage firm, bank or other nominee and not in your name, you are the beneficial owner of those shares (held in "Street Name") but not the registered record owner of those shares, and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. Please note that the organization that holds your shares is considered the stockholder of record of the Versant shares you beneficially own for purposes of voting at the Annual Meeting. If you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

Quorum

At the close of business on February 25, 2010, the Company had 3,492,768 shares of Common Stock outstanding and entitled to vote. A majority of the shares of Common Stock outstanding on the Record Date, represented in person or by proxy at the Annual Meeting, will constitute a quorum for the transaction of business at the Annual Meeting. Shares as to which holders abstain from voting as to a particular matter, votes withheld and "broker non-votes" (described below) will be counted in determining whether there is a quorum of stockholders present at the meeting provided that a proxy card is returned with respect to such shares or such shares are otherwise represented in person at the meeting

How Many Votes Do I Have?

Holders of Common Stock are entitled to one vote for each outstanding share held as of the Record Date.

What is the Vote Required to Approve Each Proposal?

Proposal 1—Election of Directors.

Under Proposal No. 1 (regarding election of directors), the nominees for election receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected, will be elected to the Board of Directors.

Proposal 2—Ratification of Independent Accounting Firm.

Approval of Proposal 2 (regarding ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the Company's 2010 fiscal year), requires the affirmative vote of a majority of the shares of Common Stock entitled to vote, the holders of which are present in person or represented by proxy at the Annual Meeting and voting on the proposal, which affirmative votes must also constitute at least a majority of the required quorum.

Effect of "Broker Non-Votes"

"Broker Non-Votes" occur when shares held in Street Name are not voted because: (1) the broker does not receive voting instructions from the beneficial owner and (2) the broker lacks discretionary authority to vote the shares. Banks and brokers do not have discretionary authority to vote on their clients' behalf on "non-routine" proposals. If a beneficial owner of shares held in Street Name does not give a proxy to the broker with instructions as to how to vote the shares, then the broker generally has discretionary authority to vote those shares in "routine" matters, such as the ratification of auditors.

As you may know, recent changes to exchange rules eliminated broker discretionary voting with respect to the election of directors. Where a matter is not considered "routine", such as Proposal No. 1, regarding the election of directors, the shares held by the broker will not be voted on that proposal without specific instruction from the beneficial holder of the shares. Therefore, unlike in prior years, your broker is not able to vote on your behalf in any director election without specific voting instructions from you. **Accordingly, we strongly encourage you to vote your shares in the election of directors before the meeting by returning your proxy by mail so that your shares will be represented and voted at the meeting if you cannot attend in person.**

Abstentions and Broker Non-Votes can have the effect of preventing approval of a proposal where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum.

The inspector of elections appointed for the Annual Meeting will separately tabulate the relevant affirmative and negative votes, Abstentions and Broker Non-Votes for each proposal. Approval of each of the Company's proposals requires that a quorum be present at the Annual Meeting.

Voting of Proxies

When proxies are properly dated, signed, and returned, the shares they represent will be voted at the Annual Meeting in accordance with the instructions of the shareholder. If a shareholder signs and returns a valid proxy in the form of the proxy card accompanying this Proxy Statement but does not provide instructions on the proxy card as to how its shares shall be voted with respect to any particular proposal or proposals to be voted on at the Annual Meeting, then all the shares represented by such signed and returned proxy will be voted **in favor of** each such proposal or proposals. Therefore, if such a shareholder signed and returned such a valid proxy but provided no instructions on how such shareholder's shares are to be voted on any proposal at the Annual Meeting, then all the shares represented by such returned proxy will be voted "FOR" Proposal No. 1 (regarding election of directors) to elect to the Board each of the nominees selected by the Board of Directors and "FOR" Proposal No. 2 (regarding ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal 2010) and in the discretion of the proxy holders as to any other matters that may properly come before the Annual Meeting or any adjournment thereof.

In the event that sufficient votes in favor of the proposals are not received by the date of the Annual Meeting, or if insufficient shares are present at the Annual Meeting to constitute a quorum, the persons named as Proxies may propose one or more adjournments of the Annual Meeting to permit further solicitations of proxies. Any such adjournment would require the affirmative vote of the majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote.

Expenses of Soliciting Proxies

The Company's Board of Directors is soliciting the proxy included with this Proxy Statement for use at the Annual Meeting. The Company will pay the expenses of soliciting the proxies for the Annual Meeting. Following the original mailing of proxy cards, this proxy statement and other soliciting materials, the Company and/or its agents also may solicit proxies by mail, telephone, facsimile, email or in person. After the original mailing of the proxy cards, this proxy statement and other soliciting materials, the Company will request that brokers, custodians, nominees and other record holders of its Common Stock forward copies of the proxy cards, this proxy statement and other soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. The Company will reimburse the record holders for their reasonable expenses upon request. The Company plans to engage a proxy solicitation firm to assist the Company in soliciting proxies to be voted at the Annual Meeting for fees of not more than $10,000 plus certain out-of-pocket and variable charges that may be incurred in the Company's discretion.

Revocability of Proxies

Any person signing and returning a proxy in the form accompanying this Proxy Statement has the power to revoke it prior to the Annual Meeting or at the Annual Meeting prior to the vote pursuant to the proxy. A proxy may be revoked (1) by a writing delivered to the Secretary of the Company by the person who signed the proxy and stating that the proxy is revoked, (2) by a subsequent proxy presented at the Annual Meeting that is signed by the person who signed the earlier proxy being revoked, or (3) by attendance at the Annual Meeting and voting in person (although attendance in person at the Annual Meeting without voting will not, in and of itself, constitute a revocation of a proxy). **Please note, however, that if a shareholder's shares are held in Street Name and that shareholder wishes to vote at the Annual Meeting, the shareholder must bring to the Annual Meeting a letter from the broker, bank or other nominee confirming that shareholder's beneficial ownership of the shares.**

Any written notice of revocation or of a subsequent replacement proxy should be delivered to the following address:

Versant Corporation
Attention: Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065

or hand-delivered to the Secretary of Versant at or before the taking of the vote at the Annual Meeting.

Notice of Internet Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to Be Held on May 3, 2010. The Notice of the Annual Shareholder Meeting and this Proxy Statement, Versant's Annual Report to Shareholders for the fiscal year ended October 31, 2009 and Versant's report on Form 10-K for its fiscal year ended October 31, 2009 are available at: http://bnymellon.mobular.net/bnymellon/vsnt.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nominees

At the Annual Meeting, shareholders will elect five directors to the Board of Directors, each to hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation, or removal. Shares represented by the accompanying proxy will be voted "FOR" the election of the five nominees recommended by the Board of Directors who are named in the following table, unless the proxy is marked in such a manner as to withhold authority to so vote. Each of the nominees is currently a director of Versant.

Versant has no reason to believe that the nominees for election will not be available to serve their prescribed terms. If any nominee for any reason is unable to serve or will not serve, however, the proxy may be voted for such substitute nominee as the persons appointed in the proxy may in their discretion determine.

The following table sets forth certain information concerning the nominees, which information is based on data furnished to Versant by the nominees:

Name of Director	Age	Principal Occupation	Director Since
Jochen Witte (4,5,6)	49	President & Chief Executive Officer of the Company	2004
Uday Bellary (1,2,3,6)	55	Chief Executive Officer of Wortal, Inc.	2003
William Henry Delevati (1,2,3,4,5)	61	Chairman of the Board of Versant	1999
Herbert May (1,2,3,6)	60	Consultant	2004
Bernhard Woebker (4)	60	Consultant	2005

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating Committee

(4) Member of Strategic Transactions Committee

(5) Member of Employee Option Committee

(6) Member of the Stock Buy-Back Committee

Jochen Witte has served on Versant's Board of Directors since March 2004 following Versant's merger with Poet Holdings, Inc. and is a member of the Strategic Transactions Committee, the Employee Option Committee and the Stock Buy-Back Committee of the Board. Mr. Witte has been President and Chief Executive Officer of Versant since June 2005, and he served as the Company's Chief Financial Officer and Secretary from June 2005 to June 2006. From March 2004 to June 2005, he served as President, European Operations of Versant. Prior to joining Versant, Mr. Witte was CEO of Poet Holdings Inc., a company that merged with Versant in 2004 and which he co-founded in 1993. He initially worked as Poet's Managing Director of Germany and became Poet's Chief Financial Officer in 1999 when Poet went public. Mr. Witte received a degree in Business Administration from the Berlin Technical University and also attended the University of Wales as an exchange student.

Uday Bellary has served as a director of Versant and Chairman of the Audit Committee of the Board of Directors since July 2003 and is also a member of the Compensation, Nominating and Stock Buy-Back Committees of the Board. From February 2010 to the present, Mr. Bellary has served as the Chief Financial Officer of GreenVolts, Inc., a privately held company that develops and commercializes concentrating photovoltaic (CPV) technology for solar energy applications. From May 2007 to December 2009, Mr. Bellary served as President, Chief Executive Officer and Chief Financial Officer of

Wortal, Inc., and is currently serving as its Chairman of the Board. Wortal, Inc. is a privately-held company that provides consumers with focused and value-added information on topics such as entertainment, services, local activities, home needs and work-related matters through vertical, community-oriented portals accessible from the World Wide Web and mobile platforms. He also previously served as the Chief Financial Officer of Atrica, Inc., a privately held optical Ethernet company, on a full-time basis from November 2005 to January 2008, when Atrica was sold to Nokia Siemens Networks, and previously on a part-time basis between April 2005 and October 2005. Mr. Bellary also served as part time Executive Vice President, Finance, Administration and Operations and Chief Financial Officer of VL, Inc. a privately held VoIP services company, and as a member of its board of directors from September 2003 to November 2005 and remained an advisor until 2007. Since July 2004 Mr. Bellary has also been a member of the board of directors of Backweb Technologies Ltd., a publicly held provider of software that enables mobile workers to access web-based applications. From February 2000 to August 2003, he served as the Senior Vice President, Finance & Administration and Chief Financial Officer of Metro Optix, Inc., a privately held provider of optical networking equipment, which, to satisfy its liabilities, disposed of its intellectual property and other assets to Xtera Communications and ceased operations in August of 2003. Mr. Bellary received a B.S. degree in Finance, Accounting and Economics from Karnatak University and a DMA degree in Finance from the University of Bombay, India. Mr. Bellary is a Certified Public Accountant and a Chartered Accountant.

William Henry Delevati has been the Chairman of the Board since June 2005 and has served as a director of the Company since October 1999. He is currently the Chairman of the Nominating Committee and a member of the Audit, Compensation, Strategic Transactions and Employee Option Committees of the Board. Mr. Delevati has also served as a consultant to various companies located in the Silicon Valley area since April 2000. From October 1999 to April 2000, Mr. Delevati served as the Senior Vice President, Information Technology and Chief Information Officer of Aspect Communications Corporation, a provider of customer call center solutions. From November 1995 to April 1999, he served as Vice President of Worldwide Information Services for Quantum Corporation, a storage device company. From April 1995 to November 1995, he was the Chief Information Officer, Senior Vice President of MIS for Conner Peripherals, a storage device company. From September 1994 to April 1995, he was the Chief Information Officer, Vice President of Worldwide MIS for Borland Corporation, a software tools company. From September 1993 to September 1994, he was the Chief Information Officer, Vice President of Worldwide MIS for Logitech, a computer peripheral device company. From December 1987 to September 1993, he was the Director of Application Development and Global Information Resources for Sun Microsystems, Inc. Mr. Delevati received a Bachelor of Science degree in Computer Science from UC Berkeley and an MBA from Arizona State University.

Dr. Herbert May has served as a director of the Company since March 2004, is currently the Chairman of the Compensation Committee and a member of the Audit, Nominating and Stock Buy-Back Committees of the Board. From November 2000 to March 2004, he served as Chairman of the Board of Directors of Poet Holdings, Inc., a company that merged with Versant in March 2004. In addition, Dr. May served as a member of both the Audit and Compensation Committees of Poet Holdings, Inc. Dr. May has held several leading positions at Alcatel in both Stuttgart and Paris. His last position at Alcatel was Head of the Office of Communication Division. From February 1994 to September 1995, Dr. May took a leading role as CEO in establishing DeTeSystems, a German wholly owned subsidiary of Deutsche Telekom AG that provides system solutions for telecommunications services to significant accounts in Germany. In 1995, he was appointed to the Board of Management of Deutsche Telekom AG, where he was responsible for large business customers, multimedia and systems solutions until May 1998. Currently, Dr. May manages his own consulting and investment company and is a member of the advisory boards of several IT and multimedia companies. From June 2000 to December 2008 he served on the Board of Directors of InfoVista S.A., a publicly held French company that provides software products that monitor and analyze the performance of telecommunications and IT infrastructures.

Bernhard Woebker has served as a director of the Company since June 2005 and was previously a director of the Company from June 1999 until the Company's merger with Poet Holdings, Inc. in March 2004. He currently serves as a member of the Strategic Transactions Committee of the Board. Mr. Woebker has been a consultant to various investment banking and venture capital firms in Europe and the United States since late 1999. From January 1999 until July 2001, he served as Executive Vice President of the Company and from March 1997 until January 1999 he served as the Company's Vice President and General Manager in Europe. From 1994 to March 1997, he was the President of Versant Object Technology GmbH, an independently-owned distributorship for Versant products in Europe, which was acquired by Versant in March 1997. From 1976 until 1994, Mr. Woebker held a variety of positions in Germany and the United States with Nixdorf Computer AG, Nixdorf Computer Engineering Corp. and Siemens Nixdorf Informationssysteme AG, all information technology companies, including the position of President and CEO of Nixdorf Computer Engineering Corp. in Boston, Massachusetts from 1986 to 1989. Mr. Woebker has also served as Senior Vice President, Pyramid Technology Corp. in Europe and as Vice President, NeXT Computer, Inc. in Europe. Mr. Woebker received a Masters of Science degree in Mathematics and Computer Science from the University of Hannover.

Vote Required and Board of Directors' Recommendation

The nominees for election to the Board of Directors receiving the highest number of affirmative votes of the shares entitled to be voted for them at the Annual Meeting, up to the number of directors to be elected (i.e. 5 directors), will be elected to the Board of Directors. Abstentions and Broker Non-Votes will not be taken into account in determining the outcome of the election of directors.

Director Independence

The Board has determined that directors Uday Bellary, William Henry Delevati, Bernhard Woebker and Dr. Herbert May qualify as independent directors under the rules of The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that a director may not be a Company employee and that the director has not engaged in various types of business dealings with the Company. In addition, as further required by the NASDAQ rules, the Board of Directors has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board of Directors, would interfere with the exercise of such director's independent judgment in carrying out the responsibilities of a director.

Board of Directors Meetings and Committees

During fiscal 2009, the Board held ten meetings, including telephonic meetings. The six standing committees of the Board are the Audit Committee, the Compensation Committee, the Nominating Committee, the Strategic Transactions Committee, the Employee Option Committee and the Stock Buy-Back Committee. No director attended fewer than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he served (during the periods that he served). The Company strongly encourages the members of the Board to attend the Company's Annual Meeting. No directors attended our 2009 Annual Meeting of Stockholders other than Jochen Witte, who is the Company's Chief Executive Officer.

Audit Committee. Messrs. Bellary, Delevati and May are the current members of the Audit Committee and served as such throughout fiscal 2009. Mr. Bellary serves as the Chairman of the Audit Committee and was appointed to that position in July 2003. The Board has determined that Mr. Bellary is the "audit committee financial expert" as defined by the rules of the United States Securities and Exchange Commission (the "SEC"). The Audit Committee met eight times during fiscal

2009, including telephonic meetings. The principal responsibilities of the Audit Committee are as follows:

- overseeing the Company's accounting and financial reporting processes and the audit of the Company's financial statements;
- overseeing the Company's relationship with its independent registered public accounting firm and evaluating that firm's independence and performance; and
- facilitating communication among the Company's independent registered public accounting firm, the Company's financial and senior management and the Board.

The Board has adopted a written charter for the Audit Committee. The Audit Committee's charter is attached as Appendix "1" to this Proxy Statement and is available on the Investor Relations section of our website at www.versant.com/en_US/aboutus/investorrelations. Each current member of the Audit Committee meets the independence and other requirements to serve on our Audit Committee under applicable securities laws and the rules of the SEC and listing standards of The NASDAQ Stock Market.

Compensation Committee. Messrs. Bellary, Delevati and May are the current members of the Compensation Committee and served as such throughout fiscal 2009. Mr. May serves as the Chairman of the Compensation Committee and was appointed to that position in March 2005. Each member of the Compensation Committee is an "outside director" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director," as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. During fiscal 2009 the Compensation Committee met five times, including telephonic meetings and acted once by unanimous written consent. The principal responsibilities of the Compensation Committee are as follows:

- reviewing the performance of the Company's executive officers, including its Chief Executive Officer and Chief Financial Officer, and determining, or recommending to the Board, their compensation, including salary, bonus awards and major perquisites;
- reviewing and approving compensation ranges for non-officer employees;
- reviewing and submitting to the Board for approval of any major compensation and benefits programs and plans, such as stock option, stock purchase, 401(k) and bonus plans, and the amendments thereto;
- administering the Company's 2005 Equity Incentive Plan and approving and authorizing option grants pursuant thereto, and administering outstanding options granted under the Company's now-expired 1996 Equity Incentive Plan;
- administering the Company's 2005 Employee Stock Purchase Plan; and
- preparing a report to shareholders on compensation policy for inclusion in the Company's Proxy Statement for its annual meeting of shareholders.

The Compensation Committee does not currently have a written charter.

Nominating Committee. Messrs. Bellary, Delevati and May are the current members of the Nominating Committee and served as such throughout fiscal 2009. Mr. Delevati serves as the Chairman of the Nominating Committee and was appointed to that position in March 2005. The Nominating Committee met twice in fiscal 2009. The principal responsibilities of the Nominating Committee are as follows:

- making recommendations to the Board regarding the structure and composition of the Board and its committees; and

- identifying, considering and recommending candidates for membership on the Board.

The Nominating Committee does not currently have a written charter.

Strategic Transactions Committee. Messrs. Delevati, Witte and Woebker are the current members of the Strategic Transactions Committee, which was established in September 2005, and have served on the committee since its inception. The Strategic Transactions Committee did not meet during fiscal 2009. The principal responsibilities of the Strategic Committee are as follows:

- analyzing and advising management on potential strategic opportunities for consideration by the Company;
- monitoring proposals for significant strategic transactions; and
- reporting on the committee's activities to the full Board.

The Strategic Transactions Committee does not currently have a written charter.

Employee Option Committee. Messrs. Delevati and Witte are the current members of the Employee Option Committee, which was established in March 2006, and have served on the committee since its inception. The Employee Option Committee did not meet or act by written consent during fiscal 2009. The principal responsibilities of the Employee Option Committee are as follows:

- making awards of stock options under the 2005 Incentive Plan on standard plan terms to employees who are not executive officers of the Company and to consultants of the Company, provided the option grant does not exceed a maximum of 2,000 shares per award; and
- reporting option grants that it makes to the Board.

The Employee Option Committee does not currently have a written charter.

Stock Buy-Back Committee. Messrs. Bellary, May and Witte are the current members of the Stock Buy-Back Committee, which was established on December 1, 2008, and have served on the committee since its inception. The Stock Buy-Back Committee was formed after the close of fiscal 2008 and met once during fiscal 2009. The principal responsibilities of the Stock Buy-Back Committee were to establish pricing and other parameters of the Common Stock repurchase program approved by the Board of Directors in December 2008.

The Stock Repurchase Committee does not have a formal charter.

Director Nomination Process

Consideration of Director Nominees. The selection of nominees for election or appointment to the Board is the responsibility of the Company's Board of Directors. The Nominating Committee evaluates and recommends candidates for election or appointment to the Board and the Board considers the recommendations of the Nominating Committee. The Nominating Committee considers candidates for election to the Board who are suggested by members of the Board, by the Company's executive officers, by Company shareholders and others. When it deems appropriate, the Nominating Committee may also retain third-party recruiters to assist the Nominating Committee in identifying and evaluating candidates. The Nominating Committee did not retain any third-party recruiter or consultant in fiscal 2009 or in connection with the nomination for directors for election at the Annual Meeting and no fee was paid to any third party to identify or evaluate any nominee for election to the Board at the Annual Meeting.

Evaluation and Qualification of Directors. The Nominating Committee will assess each candidate's experience and skills against the qualifications described below, the then-current composition and size of the Board and the Nominating Committee's determination of the Company's needs. The Nominating

Committee has not established any specific minimum qualifications for Nominating Committee-nominated candidates, but believes that nominees for the Board must possess strong personal ethics, an appreciation of directors' responsibilities, business skills, experience in exercising judgment, and the ability and willingness to devote adequate time to service on the Board. The Nominating Committee will review various factors in assessing candidates, including but not limited to the candidate's integrity, independence, business experience, judgment, demonstrated leadership skills, technical background, familiarity with the Company's industry and knowledge of accounting and financial matters. The Nominating Committee will also consider a candidate's other commitments and the extent to which the candidate possesses specific skills that are complementary to those of other directors. In evaluating potential candidates the Nominating Committee will review a candidate's background in a manner and to the extent it deems appropriate. The Nominating Committee will also conduct and arrange for interviews of the candidate by members of the Board, whose opinions will be considered by the Nominating Committee. Potential nominees suggested by shareholders who comply with the procedures described below under "Shareholder Recommendations" will be evaluated by the Nominating Committee on the same basis as other potential nominees. In fiscal 2009, the Company did not receive any recommendations of nominees from shareholders.

Shareholder Recommendations. The Nominating Committee will consider suggestions of nominees that are timely submitted by shareholders who accompany their suggestion with delivery of the written materials described below. These recommendations and written materials must be delivered to the Company and addressed to the Nominating Committee at the Company's principal offices as provided below. To be timely, these written materials must be submitted to the Company within the time permitted for submission of a shareholder proposal for inclusion in the Company's Proxy Statement for its annual meeting of shareholders. The written materials that a shareholder must submit to recommend or suggest a nominee are: (1) the name(s) and address(es) of the shareholder(s) making the recommendation and the amount of the Company's securities which are owned beneficially and of record by such shareholder(s); (2) appropriate biographical information about the recommended nominee (including a business address and a telephone number) and a statement as to the recommended individual's qualifications, with a focus on the criteria described above; and (3) any material interest of the submitting shareholder(s) in the nomination or any affiliation or relationship of the submitting shareholder(s) to the nominee(s).

Any shareholder(s) proposals for nominations will be considered by the Nominating Committee and should be addressed as follows:

Versant Corporation
Attention: The Chairman of the Nominating Committee c/o Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA

Shareholder Communications to the Board of Directors

Shareholders of the Company may communicate with the Company's Board of Directors or any individual director through the Company's Secretary by sending an email to directors@versant.com or by writing to the following address:

Versant Corporation
Attention: Board of Directors c/o Secretary
255 Shoreline Drive, Suite 450
Redwood City, CA 94065 USA

The Company's Secretary will forward the correspondence to the Board (or any indicated individual director), except for spam, junk mail, mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Company's Secretary may forward certain correspondence, such as product-related inquiries, to the appropriate destinations within the Company for review and possible response.

Code of Conduct and Ethics

The Board has adopted a Code of Conduct and Ethics that applies to the Company's Board of Directors, principal executive officer, principal financial officer, and all other employees of the Company. The Code of Conduct and Ethics is intended to provide our employees, officers and directors with an understanding of how Versant does business. The Code of Conduct and Ethics is posted on the Investor Relations section of our website at www.versant.com. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website at www.versant.com/en_US/aboutus/investorrelations.

Director Compensation

The following table sets forth compensation earned by the Company's Outside Directors during fiscal year 2009:

Director Compensation—Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Uday Bellary	$25,000	$74,723	$99,723
William Henry Delevati	$25,000	$74,723	$99,723
Herbert May	$25,000	$74,723	$99,723
Bernhard Woebker	$25,000	$74,723	$99,723

(1) Amounts reflect the share-based compensation expense recognized in fiscal 2009 by the Company for financial statement reporting purposes. For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in Versant's annual report on Form 10-K for the fiscal year ended October 31, 2009, filed with the SEC on January 29, 2010.

Our directors who are not employees of Versant or any of its parents, subsidiaries or affiliates ("Outside Directors") receive a combination of stock options and cash compensation for serving on our Board. The one director who is a Company employee—Jochen Witte—does not receive board fees or equity for his Board service.

Cash Compensation. In fiscal 2009,Versant paid its Outside Directors cash compensation for their services as directors at a rate of $25,000 per year. The amount of compensation paid by Versant to its Outside Directors is determined by Versant's Board or a committee of the Board authorized to make such determination.

Equity Compensation. Outside Directors have previously been granted stock options under Versant's 1996 Directors Stock Option Plan (the "1996 Directors' Plan") and since August 2005 have received stock options under Versant's 2005 Directors Stock Option Plan (the "2005 Directors' Plan"), which replaced the 1996 Directors' Plan as of August 22, 2005. The purpose of the 2005 Directors' Plan is to align the Outside Directors' interests with the interests of the Company's shareholders and to provide Outside Directors an opportunity to purchase shares of Versant Common Stock.

Under the terms of the 2005 Directors' Plan, each Outside Director who first becomes a member of the Board after August 22, 2005 receives an option to purchase 4,000 shares of Versant Common

Stock (i) upon initially joining the Board (an "Initial Grant"), and (ii) so long as he or she continues to serve on the Board as an Outside Director, on each successive August 22 thereafter (each, such August 22 a "Succeeding Grant Date"), he or she will receive an additional option to purchase 4,000 shares of Versant Common Stock (a "Succeeding Grant"); except that, if such Outside Director has not been a member of the Board for the entire one-year period immediately preceding such Succeeding Grant Date, then the number of shares subject to the Succeeding Grant received by the Outside Director on that Succeeding Grant Date will be reduced and prorated in proportion to the time during which such Outside Director served on the Board during such one-year period. Each of Versant's current incumbent Outside Directors are now eligible to receive Succeeding Grants on each successive August 22 for so long as they continue to serve on the Board as an Outside Director.

The following stock option grants have been made under the 2005 Directors' Plan:

	Number of Shares granted to each Outside Director	Grant Date Fair Value (per share)	Exercise Price (per share)
Date of Grant:			
August 22, 2006	2,000	$ 5.23	$ 6.13
August 22, 2007 (a)	3,929	$18.11	$22.00
August 22, 2008	4,000	$22.19	$30.50
August 22, 2009	4,000	$ 9.73	$15.06
	13,929		

(a) In 2007 the 2005 Directors' Plan was amended to increase the Succeeding Grant from 2,000 shares to 4,000 shares. Despite this amendment, the Succeeding Grants made on August 22, 2007 were reduced to 3,929 shares per Outside Director because there were then insufficient shares available under the 2005 Directors' Plan to enable each Succeeding Grant to be 4,000 shares on that date, so the remaining available options were prorated among the Outside Directors.

Under the 2005 Directors' Plan, 50% of the shares subject to an option granted under the plan vest free of a potential repurchase option of the Company on each of the first two anniversaries of the date of grant of the option, so long as the optionee continuously remains a member of the Board or a consultant to the Company. If an Outside Director's service with the Company as a director or consultant terminates, then any shares purchased by such Outside Director under an option granted under the 2005 Directors' Plan that are unvested on the termination date are subject to repurchase by the Company at the option exercise price paid for such shares. In the event of certain corporate transactions (including certain change of control transactions) involving the Company, the vesting of all unvested shares subject to options granted under the 2005 Directors' Plan may be accelerated. Options granted under the 2005 Directors' Plan are immediately exercisable in full, subject to the vesting restrictions described above.

The Outside Directors' aggregate holdings of stock options at the end of fiscal year 2009 were as follows:

Uday Bellary	22,060
William Henry Delevati	22,100
Herbert May	20,329
Bernhard Woebker	16,115

The Board of Directors has unanimously approved the foregoing slate of nominees for election to the Company's Board of Directors and recommends that shareholders vote *FOR* the election of each of the nominees.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Grant Thornton LLP, an independent registered public accounting firm, to audit the financial statements of Versant for the current fiscal year ending October 31, 2010. Grant Thornton LLP has served as the Company's independent registered public accounting firm since June 2003. The Company expects that representatives of Grant Thornton LLP will be present at the Annual Meeting, will be available to answer any appropriate questions, and will have the opportunity to make a statement if they desire to do so.

If our shareholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2010, but reserves the right to elect to retain Grant Thornton LLP as the Company's independent registered public accounting firm. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Principal Accountant Fees and Services

The independent registered public accounting firm of Grant Thornton LLP was selected to serve as the Company's independent registered public accountant to perform the audit of the Company's financial statements for the fiscal years ended October 31, 2009 and 2008.

The table below sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees billed for services rendered by the Company's principal accountant in our fiscal years ended October 31, 2009 and 2008.

	Fiscal 2009	Fiscal 2008
Audit Fees	$395,019	$785,816
Audit-Related Fees	8,560	49,890
Tax Fees	—	—
All Other Fees	—	—
Total All Fees	$403,579	$835,706

Audit Fees. These amounts include aggregate fees billed for professional services rendered in connection with Grant Thornton LLP's integrated audit of Versant's annual consolidated financial statements and internal controls for fiscal 2008 and for professional services rendered in connection with the audit of Versant's annual consolidated financial statements for fiscal 2009, the reviews of Versant's consolidated financial statements included in its Quarterly Reports on Forms 10-Q for each of those fiscal years, and the attestation services for the statutory audits of international subsidiaries. The decrease in audit fees for fiscal 2009 was primarily due to Versant's small company exemption from the attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") in fiscal 2009, which reduced the extent of the principal accountant's services and its corresponding fees in fiscal 2009 compared to fiscal 2008.

Audit-Related Fees. These amounts include professional services rendered in connection with a certain regulatory filing made by the Company.

Tax Fees. We did not incur any Tax Fees during these periods.

All Other Fees. We did not incur any Other Fees during these periods.

Policy on Audit Committee Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve at the beginning of each fiscal year all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit Committee pre-approves these services by authorizing specific projects within the categories of service outlined above. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee considered the services listed above to be compatible with maintaining Grant Thornton LLP's independence.

Vote Required and Board of Directors' Recommendation

The vote required to approve this proposal is the affirmative vote of a majority of the outstanding shares of the Company's Common Stock entitled to vote, the holders of which are present in person or represented by proxy at the Annual Meeting and voting on this proposal, which affirmative vote must also include the affirmative vote of at least a majority of the required quorum. Neither an Abstention nor a Broker Non-Vote will be counted as a vote "for" or "against" this proposal, *provided, however*, that Abstentions and Broker Non-Votes can have the effect of preventing approval of a proposal where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum.

The Board of Directors has unanimously approved this proposal and recommends that shareholders vote *FOR* the ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Our only class of voting securities is our Common Stock. The following table presents information regarding the beneficial ownership of our Common Stock (which includes certain securities exercisable for or convertible into Common Stock) as of February 15, 2009 by:

- each shareholder known by us to be the beneficial owner of more than 5% of our Common Stock;
- each of our directors;
- the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2009 and the Company's other most highly compensated executive officers during fiscal 2009 (together, the "Named Executive Officers"); and
- all directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 3,492,768 shares of Common Stock outstanding as of February 15, 2009. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares issuable upon the exercise of options and warrants within 60 days of February 15, 2010 (that is, April 16, 2010) are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of Common Stock of such person but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of Common Stock of any other person. Unless otherwise indicated, each beneficial owner listed below maintains a mailing address of c/o Versant Corporation, 255 Shoreline Drive, Suite 450, Redwood City, California 94065.

	Shares of Common Stock Beneficially Owned	
Name of Beneficial Owner	**Number of Shares**	**Percentage of Shares Outstanding**
5% Shareholders:		
Royce & Associates, LLC (1) 745 Fifth Avenue New York, New York 10151	401,520	11.5%
Discovery Group I, LLC (2) 191 North Wacker Drive, Suite 1685 Chicago, Illinois 60606	264,423	7.6%
Renaissance Technologies LLC (3) 800 Third Avenue New York, New York 10022	223,500	6.4%
Wellington Management (4) 75 State Street Boston, Massachusetts 02109	219,805	6.3%
Directors and Executive Officers:		
Uday Bellary (5)	22,060	*
William Henry Delevati (6)	22,600	*
Herbert May (7)	20,329	*
Bernhard Woebker (8)	20,115	*
Jochen Witte (9)	121,274	3.5%
Jerry Wong (10)	34,723	1.0%
Directors and executive officers as a group (6 persons)	241,101	6.9%

(1) Based solely on information contained in a Schedule 13G filed by Royce & Associates, LLC with the Securities and Exchange Commission on January 26, 2010.

(2) Based solely on information contained in an Amendment No. 4 to Schedule 13D filed by Discovery Group I, LLC for itself and as general partner of Discovery Equity Partners, L.P. with the Securities and Exchange Commission on February 5, 2010.

(3) Based solely on information contained in a Schedule 13G filed by Renaissance Technologies LLC with the Securities and Exchange Commission on February 12, 2010.

(4) Based solely on information contained in a Schedule 13G filed by Wellington Management Company LLP with the Securities and Exchange Commission on February 12, 2010.

(5) Includes 22,060 shares of Common Stock subject to options exercisable within 60 days of February 15, 2010.

(6) Includes 22,100 shares of Common Stock subject to options exercisable within 60 days of February 15, 2010.

(7) Includes 20,329 shares of Common Stock subject to options exercisable within 60 days of February 15, 2010.

(8) Includes 16,115 shares of Common Stock subject to options exercisable within 60 days of February 15, 2010.

(9) Includes 15,120 shares of Common Stock owned by Mr. Witte's spouse and 60,058 shares of Common Stock subject to options exercisable within 60 days of February 15, 2010.

(10) Includes 29,437 shares of Common Stock subject to options exercisable within 60 days of February 15, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying Versant's executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by Versant's Named Executive Officers (as defined below) in order to explain how compensation for these Named Executive Officers relates to Versant's executive compensation policies and to put in perspective the data regarding Versant's executive compensation presented in the tables and narrative that follow.

Versant's Named Executive Officers

The following table identifies the individuals who were Versant's principal executive officer, principal financial officer and Versant's next most highly compensated executive officer (together referred to as the "Named Executive Officers") during Versant's fiscal year ended October 31, 2009. Mr. Witte and Mr. Wong currently serve in the positions indicated for them in the following table. Mr. Huben's employment with Versant terminated effective as of December 2, 2008. Versant has no other executive officers as of the date of this proxy statement and, except for Messrs. Witte, Wong and Huben, had no other executive officers during fiscal 2009. Biographical information for Mr. Witte is found on page 5 of this proxy statement under "Proposal No. 1—Election of Directors—Nominees" and biographical information for Mr. Wong and Mr. Huben is set forth immediately below the following table.

Name of Officer	Age	Title
Jochen Witte	49	President and Chief Executive Officer
Jerry Wong	58	Vice President, Finance, Chief Financial Officer and Secretary
Thomas Huben	40	Executive Vice President, Field Operations

Jerry Wong has been Versant's Vice President, Finance and Chief Financial Officer and Secretary since June 2006. Prior to his appointment to these positions with Versant, from March 2003 to December 2005 Mr. Wong served as Chief Financial Officer and a consultant for Companion Worlds, Inc., a privately held company that provided technology enabling instructional content for mobile digital devices. From March 2004 to June 2006 Mr. Wong also served as a financial consultant for Vega Vista, Inc., a privately held company developing solutions for accessing and interacting with rich content on small displays, such as those on handheld devices. From January 2000 to November 2008 Mr. Wong served as an independent trustee for Firsthand Mutual Funds and also served for four years as chairperson of the Firsthand Mutual Fund's audit committee. From 1995 to October 2002 Mr. Wong was Vice President of Finance for Poet Software Corporation and Poet Holdings, Inc. and from 2000 to October 2002 he was Executive Vice President of U.S. operations for Poet Software Corporation, an affiliate of Poet Holdings, Inc. Poet Holdings, Inc. was a provider of object-oriented database and e-catalog solutions that merged with Versant in March 2004. Mr. Wong holds a B.S. degree in Business Administration from the University of San Francisco.

Thomas Huben served as Versant's Executive Vice President of Field Operations from January 2006 to December 2008. Prior to his appointment as Executive Vice President of Field Operations, from July 2005 to January 2006 Mr. Huben was Versant's Vice President of Worldwide Sales. From January 2005 to June of 2005 he was Versant's Vice President, European Database Sales and from March 2004 to December 2004 he served as Versant's Director of Sales, EMEA. Prior to joining Versant as a result of its merger with Poet Holdings in March 2004, Mr. Huben had served as Director of Sales of Poet Software GmbH. Mr. Huben's employment with Versant terminated in December 2008.

Compensation Philosophy and Overview

Our executive compensation programs are based on a philosophy that is focused on achieving Versant's corporate strategic and tactical goals, retaining our executive officers, rewarding them for the achievement of corporate objectives and for the overall quality of their performance, and enhancing shareholder value, while supporting the Company's core values and culture. Versant has established a competitive compensation program that promotes the achievement of Versant's financial results and objectives and rewards individual contributions to the achievement of those results and objectives. The compensation policy emphasizes both the achievement of near-term financial and operational goals (typically measured by achievements for the current fiscal year) and long-term value creation through awards of stock options with vesting conditions whose value depends on future increases in the value of the Company's stock. It is the Compensation Committee's objective to have a substantial portion of each executive officer's compensation contingent upon the Company's performance, as well as upon the officer's own level of performance.

Versant's executive compensation program has three principal elements: (1) a base salary, (2) cash bonus awards or commissions and (3) long-term equity-based incentive compensation. We view these components of compensation as related but distinct. Although the Compensation Committee reviews the total compensation of Versant's executive officers in the course of making its decision on executive compensation, we do not believe that significant compensation derived from one element of an executive officer's compensation program should necessarily negate or reduce compensation from other elements. We do believe that the compensation package for each executive officer should be fair and reasonable when taken as a whole. In addition to the principal compensation elements described above, we provide each of our executive officers a variety of health and welfare benefits that are available generally to all of Versant's employees who work in the same country as that officer.

We have not adopted any formal policies or guidelines for allocating compensation between long-term and currently paid out compensation or between cash and non-cash compensation. However, Versant's philosophy is to provide cash compensation at a competitive level while providing our executive officers the opportunity to be significantly rewarded through equity if the Company's stock value performs well over time. We also believe that, for most technology companies, stock-based compensation is a significant component of an executive's overall compensation package and that it is a key differentiating motivator in attracting and retaining executives. In addition, our decisions regarding compensation for the Company's executives also take into account the Company's overall size (in terms of revenue and net income), its cash reserves, its market capitalization, the prospects for realizing gain from stock-based incentives and, with respect to our executives who are based in Germany, German employment laws and executive employment practices prevalent in Germany, as well as prevailing currency exchange rates for the U.S Dollar and the Euro for salary and bonus payments paid in Euros to these executives.

Role of the Chief Executive Officer in Compensation Decisions

Mr. Witte, Versant's Chief Executive Officer, annually reviews the performance of each of Versant's other executive officers. The conclusions reached by Mr. Witte, and his recommendations based on these reviews, including his recommendations with respect to base salary, target annual bonus levels and performance targets, and target annual long-term incentive award values, are presented by Mr. Witte to the Compensation Committee. The Compensation Committee may modify or supplement any recommendation made by the Chief Executive Officer in its discretion, and the Compensation Committee has historically made adjustments and additions modifying the Chief Executive Officer's recommendations. The Compensation Committee makes all final compensation decisions for each of Versant's Named Executive Officers.

Compensation Committee meetings typically have included, for all or a portion of each meeting, not only the Compensation Committee members but also Versant's Chief Executive Officer and Chief Financial Officer, although these officers do not attend those portions of the Compensation Committee meetings in which their personal compensation program is determined by the Compensation Committee. In addition, Bernhard Woebker, one of Versant's outside directors, has typically attended Compensation Committee meetings because the Committee members believe Mr. Woebker has had significant management and operational experience with technology-oriented companies that enable him to provide useful input to the Compensation Committee regarding executive compensation matters.

Role of the Compensation Committee

The current members of the Compensation Committee are Dr. May (Chair), Mr. Bellary, and Mr. Delevati. Dr. May joined the Board of Directors in March 2004 and was appointed as Chairman of the Compensation Committee in March 2005. Each member of Versant's Compensation Committee is appointed by the Company's Board of Directors, and the Compensation Committee consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act, and who meet the independence requirements of The NASDAQ Stock Market.

The Compensation Committee has the exclusive authority to establish the level of base salary payable to Versant's executive officers and strives to ensure that Versant's executive compensation program is consistent with Versant's compensation philosophy and provides compensation for Versant's executive officers at competitive levels. In addition, the Compensation Committee has the responsibility for approving the individual bonus programs for Versant's Chief Executive Officer and its other executive officers for each fiscal year, and to determine at the end of the fiscal year the extent to which the bonus has been earned. The Compensation Committee also reviews and makes recommendations to the Company's Board of Directors to ensure that other aspects of Versant's compensation and benefit programs are consistent with Versant's compensation philosophy. The Compensation Committee also reviews Versant's overall compensation strategy at least annually to ensure that it promotes shareholder interests, supports Versant's strategic and tactical objectives and provides for appropriate rewards and incentives for Versant's executive officers. The Compensation Committee's most recent overall compensation review occurred in November 2009.

Accounting and Tax Implications of Versant's Compensation Policies

In designing Versant's compensation programs, the Compensation Committee considers the financial accounting and tax consequences of these programs to the Company as well as the tax consequences to Versant's employees. Since fiscal 2006, the Company has accounted for share-based compensation costs in accordance with generally accepted accounting principles under ASC §718 which requires us to estimate, and record expense, over the service period of the award. The ASC §718 cost of Versant's equity awards is considered by management as part of Versant's equity grant recommendations to the Compensation Committee.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that the Company may deduct for income tax purposes in any one year with respect to Versant's Chief Executive Officer and the four most highly compensated executive officers (other than the Chief Financial Officer). The $1 million limit does not apply to compensation that is considered "performance based" under applicable tax rules. Versant's executive stock options are intended to qualify as "performance-based," awards so that compensation attributable to those options is fully tax deductible. Versant currently provides compensation to executives in forms that do not meet the requirements for "performance-based" compensation, such as base salary, and current cash bonus awards. We have no individuals with non-performance based compensation in excess of the Section 162(m) tax deduction limit in fiscal 2009.

External Advisor

The Compensation Committee has the authority to engage the services of outside advisors but historically, including for fiscal 2009, has not done so, given the Company's size, the small number of the Company's executive officers, the relative lack of complexity of the Company's compensation programs and the costs associated with retaining such an advisor.

Executive Compensation Program

Components of Versant's Compensation Program

Base Salary. The Compensation Committee sets the base salaries for Versant's Named Executive Officers on the basis of general market levels and the officer's past personal performance. Specifically, compensation is determined relative to job scope and responsibilities, past and current contributions, the Compensation Committee's assessment of competitive compensation levels and individual factors (such as unique skills, demand in the labor market, and longer-term development and succession plans). Each individual's base pay is determined with reference to the officer's total compensation package, including annual cash bonus or commission incentives and long-term equity incentives. In fiscal 2009 the Compensation Committee did not utilize external compensation surveys or other peer company benchmarking to determine the competitiveness of Versant's executive compensation programs, but rather relied on an analysis of Versant's historic compensation data and the experience of the Committee members regarding compensation levels for executives of companies in the enterprise software industry. In making compensation decisions, the Compensation Committee also takes into account Versant's relative size and the responsibilities of Versant's Named Executive Officers.

Mr. Witte. For fiscal 2009, the annual base salary rate for Mr. Witte, who is based in Germany and whose base salary is paid in Euros, was €216,000. Mr. Witte's employment agreement, which the Compensation Committee approved in November 2006, provided that his annual base salary will be €216,000 during fiscal 2009. Accordingly, on December 12, 2008 the Compensation Committee set Mr. Witte's base salary for fiscal 2009 at the €216,000 annual base salary level provided for in his employment agreement without change from his fiscal 2008 base salary level. As discussed below, the Compensation Committee approved a new employment agreement for Mr. Witte in September 2009, which continued his base salary at the annual rate of €216,000. Mr. Witte's fiscal 2009 base salary of €216,000 was equivalent to approximately $288,000 (based on the currency exchange rate for the US Dollar and Euro in effect on December 12, 2008, the date the Compensation Committee approved Mr. Witte's fiscal 2009 annual base salary).

The Company also agreed to pay Mr. Witte additional compensation of €5,000 per month commencing January 1, 2009 until a new senior sales executive for the US had been hired and started work with the Company. The Committee believed that this additional payment was appropriate to compensate Mr. Witte for additional efforts that were expected of him due to the departure of the Company's EVP Field Operations, Mr. Huben.

Mr. Wong. Mr. Wong's annual base salary rate for fiscal 2009 was set at $190,000 by the Compensation Committee on December 12, 2008. Mr. Wong's fiscal 2009 base salary rate was maintained at his fiscal year 2008 base salary level primarily because the Committee felt that an increase was undesirable given global financial conditions.

Mr. Huben. Mr. Huben, who was based in Germany, was employed by the Company for less than two months of fiscal 2009. During that time he was paid the same base salary as he was paid in fiscal year 2008, which was €108,000. The Company entered into a severance agreement with Mr. Huben dated December 2, 2008 which was disclosed in our Form 8-K filed with the SEC on December 4, 2008 and in our report on Form 10-Q filed with the SEC on March 12, 2009. In determining the terms of the severance agreement the Compensation Committee consulted with German counsel and intended to provide Mr. Huben with severance benefits similar to those he would have otherwise received under German law in the absence of a separation agreement.

Annual Cash Incentive Bonuses. We pay cash bonuses to Versant's Named Executive Officers pursuant to compensation programs approved by the Compensation Committee, which make these officers eligible to receive contingent cash bonus payments conditioned upon the achievement by the executive officer and/or Versant of specific financial results and strategic goals. In setting the target cash incentive bonus programs for Versant's Named Executive Officers for fiscal 2009, the Compensation Committee determined that there was a reasonable probability that each such officer would achieve his targeted bonus levels if that officer (and in some cases all the Named Executive Officers) exerted strong and successful efforts on behalf of the Company during fiscal 2009. However, the Compensation Committee also believed that achievement of the target bonus levels for fiscal 2009 was by no means assured, particularly given the adverse economic conditions that existed at the commencement of fiscal 2009.

Mr. Witte. For fiscal 2009, Mr. Witte's bonus program entitled him to earn cash bonuses based on three separate components: (1) a bonus based on the amount of the Company's net income per share for fiscal 2009 (the "CEO Net Income Bonus"), (2) a bonus based on the Company's revenues for fiscal year 2009 (the "CEO Revenue Bonus") and (3) a discretionary bonus based on strategic progress in Versant's business as determined in the discretion of the Compensation Committee (the "CEO Discretionary Bonus"). Mr. Witte's fiscal 2009 bonus program was based on a total target fiscal 2009 cash incentive bonus of $285,000, representing approximately 50% of the total of Mr. Witte's fiscal 2009 base salary plus his target fiscal 2009 bonus amount. This was approximately the same as Mr. Witte's total target fiscal 2008 cash incentive bonus of $284,700, which was approximately 47% of the total of Mr. Witte's fiscal 2008 base salary plus his target fiscal 2008 bonus amount. The Committee chose to maintain Mr. Witte's target compensation at a similar level to fiscal 2008, primarily due to global financial conditions.

Mr. Witte's fiscal 2009 bonus program was structured in a similar manner to his bonus program for fiscal 2008, except that in fiscal 2008 one of the components of Mr. Witte's bonus was based on the relative performance of the Company's stock in fiscal 2008. This component was replaced by the CEO Revenue Bonus component in fiscal 2009. The reasons for this change were that the Committee believed that, in light of the global financial difficulties and the then-existing volatility in market prices for publicly traded stock, the Company's interests would be best served by the achievement of revenue goals, and that Company management had greater ability to have an impact on the amount of the Company's revenues than its stock price. Additionally the CEO Net Income Bonus for fiscal 2008 was based on the Company's net income, while that bonus component in fiscal 2009 was based on the Company's net income per share. This change was made to take into account the affect of the Company's stock repurchase plan in fiscal 2009.

The specifics of Mr. Witte's fiscal 2009 incentive bonus program are summarized below:

- Under Mr. Witte's CEO Net Income Bonus, Mr. Witte was eligible to earn a bonus based on Versant's net income per share (determined in accordance with US generally accepted accounting principles) for fiscal 2009, computed before deduction of his bonus ("Pre-Bonus Net Income Per Share") at the rate of $500.00 for each $0.01 of Pre-Bonus Net Income Per Share. This bonus was payable quarterly after the close of each fiscal quarter.

- Under the CEO Revenue Bonus, Mr. Witte was entitled to be paid a bonus based on Versant's revenues for the fiscal year ending October 2009 ("2009 Revenues"), as follows: (i) for that portion of 2009 Revenues (if any) in excess of $20.0 million but not in excess of $24.0 million, Mr. Witte was entitled to receive a bonus equal to three percent (3%) of such 2009 Revenues; and (ii) for any 2009 Revenues (if any) in excess of $24.0 million, Mr. Witte was entitled to receive a bonus equal to six percent (6%) of such 2009 Revenues. This bonus was payable after the close of Versant's fiscal year ending October 31, 2009.

- Pursuant to the CEO Discretionary Bonus, Mr. Witte was eligible to receive a bonus of up to $45,000 as determined by the Compensation Committee in its discretion, based on the Committee's assessment of strategic progress in Versant's business in fiscal 2009.

Following the close of fiscal 2009, the Compensation Committee reviewed relevant data and the performance of the Company and Mr. Witte during fiscal 2009 and determined that, under his fiscal 2009 bonus program, Mr. Witte had earned cash bonuses for fiscal 2009 totaling $88,500, consisting of: (1) $53,500 paid under the CEO Net Income Bonus, (2) $0 paid under the Revenue Bonus, and (3) $35,000 paid with respect to the CEO Discretionary Bonus based on the Committee's assessment of strategic and other progress made by Versant in fiscal 2009. In determining the amount of the discretionary bonus the Compensation Committee took special note that the Company had maintained profitability in an extraordinarily difficult financial environment. The Committee also confirmed that Mr. Witte was entitled to additional compensation of €12,500 for his additional duties during the period between January 1, 2009 and the commencement of work of the Company's new VP of North American Sales.

Mr. Wong. For his fiscal 2009 bonus program, Mr. Wong was entitled to receive cash bonuses based on two separate components: (1) a bonus based on the amount of the Company's net income per share for fiscal 2009 (the "CFO Net Income Bonus"), and (2) a bonus based on achievement by Mr. Wong of certain operational objectives determined by Versant's Chief Executive Officer (the "CFO Objectives Bonus"). Mr. Wong's fiscal 2009 bonus program was based on a total target fiscal 2009 cash incentive bonus of $80,000, representing approximately 30% of the total of Mr. Wong's fiscal 2009 base salary plus his target fiscal 2009 bonus amount. The target bonus in fiscal 2009 was the same as in fiscal 2008.

Under Mr. Wong's CFO Net Income Bonus, Mr. Wong was eligible to be paid a bonus based on Versant's net income per share (determined in accordance with US generally accepted accounting principles) for fiscal 2009, computed before deduction of his bonus ("Pre-Bonus Net Income Per Share") at the rate of $167.00 for each $0.01 of Pre-Bonus Net Income Per Share. The 2009 CFO Net Income Bonus was payable quarterly after the close of each fiscal quarter. In addition, pursuant to the CFO Objectives Bonus, Mr. Wong was also eligible to earn an additional bonus of $40,000 by achieving certain operational objectives in fiscal 2009 determined by Versant's Chief Executive Officer. Objectives assigned to Mr. Wong by Versant's Chief Executive Officer in fiscal 2009 included allocating resources to ensure continued profitability through the economic downturn, effective management of financial and SEC reporting, administration of the Company's fiscal 2009 stock repurchase program and assistance with integration of Versant's purchase of the assets of db4o.

Following the close of fiscal 2009, the Compensation Committee reviewed relevant data and the performance of the Company and Mr. Wong during fiscal 2009 and determined that, under his fiscal 2009 bonus program, Mr. Wong had earned cash bonuses totaling $57,869 consisting of: (1) $17,869 paid under the CFO Net Income Bonus and (2) $40,000 paid with respect to the CFO Objectives Bonus based on the achievement by Mr. Wong of the relevant operational objectives.

In computing both the CEO Net Income Bonus and CFO Net Income Bonus, the Company did not include in net income the positive effects arising from the Company's realization of deferred tax assets in fiscal 2009, as the Compensation Committee did not believe it was appropriate to include such income as it was not a result of efforts or actions of management.

Mr. Huben. Mr. Huben did not have a bonus program in fiscal 2009.

The formulas on which the bonus payments are based are formulated taking into account the Company's historical financial results, expectations for the future and desired target compensation for the relevant executive.

Equity-Based Long Term Incentive Compensation. We utilize stock options to ensure that Versant's executive officers have a continuing stake in Versant's long-term success and to align their interests with the interests of Versant's shareholders. Option grants allow the officers to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time. The options vest in periodic installments over a three-year period, contingent upon the executive officer's continued employment with the Company. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive in each year following the year of grant. Accordingly, the option will provide a return to the executive officer only if he remains in the Company's employ, and then only if the market price of the Company's Common Stock appreciates over the option term. We believe that our Named Executive Officers should have their equity compensation in the form of stock options rather than restricted stock or restricted stock unit awards, as stock options have greater risk associated with them than these other equity grants, as there is no return to the executive if the Company's stock price does not increase. We also believe that our executive officers should have a larger portion of their total compensation based on equity incentive awards at risk compared to other employees.

The Compensation Committee evaluates the percentage of ownership of Versant of each Named Executive Officer on a fully-diluted basis, each executive officer's current holdings of unvested equity and the extent to which those holdings provide adequate retention incentives to determine whether any additional equity awards are warranted. When setting the number of share-based awards to be granted to each executive, the Compensation Committee also considers the impact of a potential award on Versant's financial statements based on ASC §718.

In determining equity grants for Versant's Named Executive Officers for fiscal 2009, the Compensation Committee took into account the above factors. Based on this information, in November 2008, early in fiscal 2009, the Compensation Committee granted stock options to Mr. Witte (20,000 shares) and to Mr. Wong (15,000 shares) and to Mr. Huben (15,000 shares).

All grants of options to Versant's executive officers and other employees, as well as to Versant's directors, have been granted with exercise prices equal to or exceeding the fair value of the underlying shares of Common Stock on the grant date, as determined by Versant's Board of Directors, which was the closing price of Versant's Stock on The NASDAQ Stock Market on the date of grant. All equity-based awards have been reflected in Versant's consolidated financial statements, based upon the applicable accounting guidance.

We do not have any program, plan or practice that requires us to grant stock options to Versant's executive officers on specified dates, however, we generally (but not exclusively) consider stock option grants to Versant's executives on an annual basis, typically following fiscal year end when preliminary results for the preceding fiscal year are available for review by the Compensation Committee and forecasts for the following fiscal year are presented for review by the Board of Directors.

Perquisites. Our executive officers are eligible for the same health and welfare programs and benefits as the rest of Versant's salaried employees. In addition, Mr. Witte receives an automobile lease allowance of €800 per month as Mr. Witte was resident in our German office where such a benefit is customary for executives holding similar positions. In addition, the Company pays life insurance premiums for Mr. Witte of approximately €130 per month.

Employment Contracts. On September 9, 2009, the Company entered into a new employment agreement with Mr. Witte and a Retention Incentive Agreement with Mr. Wong. These agreements are described on page 29 of this proxy statement under "Employment Contracts, Termination of

Employment and Change-in-Control Arrangements". Mr. Witte's agreement was intended to replace his prior employment agreement which was to expire at the end of fiscal 2009.

The primary change to Mr. Witte's employment terms, and the reason for entering into a retention agreement with Mr. Wong, was that the Committee felt that the protection that the Company was then providing to these officers in the event of a change in control of the Company was substantially below market, and that lack of appropriate change in control protection could adversely affect the ability of the Company to enter into a change in control transaction if desirable in the future. The change in control protections only apply if both the Company undergoes a change in control and the executive is terminated or resigns for good reason within 12 months thereafter. Mr. Witte's new employment agreement also provides him with some additional protection if he were to be terminated without cause or resign for good reason, independent of a change in control. The Committee felt this protection was also consistent with protections provided to other similarly situated CEOs, and was consistent with the Company's goals of providing its executives with competitive compensation. The Committee also felt the foregoing changes were appropriate in view of the longevity of employment and commitment that Messrs. Witte and Wong had shown to the Company.

Deferred Compensation Plan. The Company currently does not maintain any deferred compensation plans.

Compensation Committee Report

The information contained in the following report of Versant's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Versant under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Versant specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and incorporated by reference into Versant's Annual Report on Form 10-K for the fiscal year ended October 31, 2009.

COMPENSATION COMMITTEE
Dr. Herbert May (Chair)
Uday Bellary
William Henry Delevati

Provided in the tables and narrative below is certain information regarding compensation earned by our Named Executive Officers for fiscal years 2009, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards(a)	Non-Equity(e) Incentive Plan Compensation ($)	All Other Compensation	Total ($)
Jochen Witte	2007	$292,313	$ 51,887	$485,465	$ 12,165(b)	$841,830
President and Chief	2008	$323,776	$111,381	$221,488	$ 13,474(b)	$670,119
Executive Officer	2009	$311,273(f)	$126,955	$ 88,500	$ 15,237(b)	$541,965
Jerry Wong	2007	$170,000	$ 34,836	$100,000	$ —	$304,836
Vice President, Finance,	2008	$190,000	$ 70,358	$ 80,122	$ —	$340,480
Secretary and Chief Financial Officer	2009	$190,000	$ 87,305	$ 57,869	$ —	$335,174
Thomas Huben	2007	$146,157	$ 44,114	$483,775	$ 14,395(b)	$688,441
Executive Vice President,	2008	$161,888	$ 86,051	$268,590	$ 15,944(b)	$532,473
Field Operations	2009	$ 12,386	$ 7,324(d)	$ —	$277,618(c)	$297,328

(a) Amounts reflect the share-based compensation expense recognized in fiscal 2009 by the Company for financial statement reporting purposes in accordance with ASC §718. For a discussion of valuation assumptions, see Note 10 to the consolidated financial statements included in Versant's annual report on Form 10-K for the fiscal year ended October 31, 2009, filed with the SEC on January 29, 2010.

(b) Amounts paid by the Company for life insurance premiums and auto lease payments.

(c) Thomas Huben left the Company in December 2008 and received a one-time separation payment of approximately $275,000. This amount represents the separation payment as well as auto lease payments.

(d) Thomas Huben left the Company in December 2008 and the unvested shares of his outstanding grants were cancelled on his termination date.

(e) Described in "Compensation Discussion and Analysis—Executive Compensation Program—Components of Versant's Compensation Program—Annual Cash Incentive Bonuses."

(f) Mr. Witte's Base Salary in 2009 was €216,000 Euros per annum and he received €12,500 Euros for his additional duties during the period between January 1, 2009 and the commencement of work of the Company's new VP of North American Sales. These amounts have been translated from Euros (€) to USD ($) on a monthly basis using the then current exchange rates.

Grants of Plan-Based Awards
Fiscal Year 2009

The following table shows all plan-based awards granted to our Named Executive Officers during fiscal year 2009. Certain of the stock option awards shown in this table (those granted in fiscal year 2009) are also reported in the Outstanding Equity Awards at Fiscal Year End table on page 27.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(4)		All Other Option Awards: Number of Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Target ($)	Maximum ($)			
Jochen Witte	11/25/2008	$285,000	$—	20,000	$12.47	$92,408
Jerry Wong	11/25/2008	$ 80,000	$—	15,000	$12.47	$69,306
Thomas Huben(3)	11/25/2008	N/A	$—	15,000	$12.47	$69,306

(1) For purposes of this table, a "non-equity incentive plan award" is a determination by the Compensation Committee of our Board of Directors (the "Committee") that the Named Executive Officer may participate in an individualized annual cash bonus program established by the Compensation Committee for that specific officer as his own non-equity incentive plan and be eligible to receive a cash payout if actual performance during the annual performance period satisfies the pre-determined conditions for payment based on the terms and payment formulas of the plan requirements. The awards reported in this table are for the fiscal 2009 annual performance period and the terms and conditions of these awards were established by the Compensation Committee in the first quarter of fiscal year 2009. For a more detailed explanation of the material terms of these non-equity incentive plans, see above under "Compensation Discussion and Analysis—Executive Compensation Program—Components of Versant's Compensation Program—Annual Cash Incentive Bonuses". The amounts shown for "Target" are those that would have been paid if the exact targeted levels established by the Committee had been achieved. The amounts shown for "Maximum" are those that would have been paid if the maximum levels established by the Committee had been achieved; where no maximum level is shown there was no maximum amount payable under the plan in question. No minimum thresholds were established for named executive officer's non-equity incentive plans for fiscal 2009. In addition, regardless of actual performance relative to the pre-determined objectives and targets, an otherwise earned and approved annual bonus payout would only have been made if the executive officer was employed on the date payment was otherwise approved by the Committee to be paid. The amounts reported for the fiscal year 2009 are "estimated future payouts" as they existed at the time the award was made; the actual cash payouts to each executive officer are reported in the Summary Compensation Table on page 25.

(2) These amounts do not reflect compensation actually received. Rather, they reflect the share based compensation valuation for financial reporting purposes. The assumptions used to calculate the value of these stock option grants are set forth in Note 10 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2009, filed with the SEC on January 29, 2010.

(3) Thomas Huben left the Company in December 2008 and his option grant dated 11/25/08 subsequently expired in accordance with its terms.

(4) No amounts are shown in the table for estimated future payments under equity incentive plan awards as such awards are made in the discretion of the Compensation Committee.

Outstanding Equity Awards at Fiscal Year-End
Fiscal Year 2009

The following table shows all outstanding equity awards held by our Named Executive Officers at the end of fiscal year 2009 (which ended on October 31, 2009). Certain of the stock option awards shown in this table (those granted in fiscal year 2009) are also reported in the Grants of Plan-Based Awards table on page 26.

	Option Awards(1)				
		Number of Securities Underlying Unexercised Options at October 31, 2009			
Name	Grant Date	Exercisable (#)	Unexercisable (#)	Option Exercise Price	Option Expiration Date
Jochen Witte(2)	11/25/2008	6,111	13,889	$12.47	11/25/2018
	11/29/2007	12,777	7,223	$20.98	11/29/2017
	11/27/2006	19,444	556	$10.37	11/27/2016
	11/29/2005	6,628	—	$ 3.69	11/29/2015
	3/18/2004	875	—	$ 3.50	9/5/2012
	3/18/2004	2,800	—	$10.50	1/24/2012
	3/18/2004	4,200	—	$27.50	3/18/2014
Total		52,835	21,668		
Jerry Wong	11/25/2008	4,583	10,417	$12.47	11/25/2018
	11/29/2007	6,387	3,613	$20.98	11/29/2017
	2/26/2007	5,666	834	$18.18	2/26/2017
	6/27/2006	7,800	—	$ 6.80	6/27/2016
Total		24,436	14,864		

(1) These options first vest and become exercisable with respect to 25% of the shares subject to the option nine months after the grant date, and thereafter vest and become exercisable with respect to 2.78% of the shares subject to the option each month thereafter, subject to the option holder's continued employment or service relationship with the Company.

(2) Under the terms of his employment agreement, in the event Mr. Witte's employment is terminated without cause, the vesting of the right to exercise all his then outstanding stock options will accelerate by 12 months of vesting, and if he is terminated without cause or terminates for "good reason" within 12 months after a "Change of Control" transaction involving the Company, then the vesting of the right to exercise all of his then outstanding stock options will accelerate in full such that all his then outstanding stock options will become fully vested, in each case subject to Mr. Witte signing a release agreement with the Company.

Options Exercised and Stock Vested
Fiscal Year 2009

The following table shows all stock options that were exercised by the Named Executive Officers during fiscal year 2009 (which ended on October 31, 2009). We do not grant awards of restricted stock or similar instruments, accordingly no such shares were awarded or vested during fiscal year 2009.

Name and Principal Position	Number of Shares Acquired on Exercise	Value Realized on Exercise(2)
Jochen Witte	—	$ —
Jerry Wong	—	$ —
Thomas Huben(1)	5,000	$41,732

(1) Mr. Huben left the Company in December 2008 and subsequently exercised his vested options in January 2009.

(2) The value realized equals the difference between the option exercise price and the fair market value of the Company's Common Stock on the date of exercise, multiplied by the number of shares acquired by exercise of the option.

Equity Compensation Plans
Fiscal Year 2009

The following table sets forth information regarding equity compensation plans (including individual compensation arrangements) as of October 31, 2009:

	(a)	(b)	(c)
Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans approved by security holders	385,842	$18.45	368,175(1)
Equity Compensation Plans not approved by security holders	—	$ —	—
	385,842	$18.45	368,175

(1) These shares were available for issuance under the following Equity Compensation plans:

2005 Employee Incentive Plan	268,916
2005 Directors' Stock Option Plan	38,000
2005 Employee Stock Purchase Plan	61,259
	368,175

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our Named Executive Officers' employment, as if each officer's employment terminated as of the end of our last fiscal year, October 31, 2009. For purposes of valuing the severance and vacation payout payments in the table below, we used each officer's base salary rate in effect on October 31, 2009, and the number of accrued but unused vacation days on October 31, 2009. For more information, please see "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" below.

Name	Nature of Payment or Benefit	Termination by Company Without Cause	Termination Due to Death or Disability	Termination Due to Change in Control
Jochen Witte	Severance(1)	$408,277	$186,537	$408,277
	Accelerated Equity Awards(2)	44,283	—	87,404
	Vacation Payout(1)	6,242	6,242	6,242
		$458,802	$192,779	$501,923
Jerry Wong	Severance	$ —	$ —	$ 76,875
	Accelerated Equity Awards(2)	—	—	59,917
	Vacation Payout	14,372	14,372	14,372
		$ 14,372	$ 14,372	$151,164

(1) Calculated based on the exchange rate in effect on October 31, 2009, the last day of fiscal 2009, which was €0.675 per $1.00

(2) The value of the vesting acceleration for stock options shown in the table below was calculated based on the assumption that the officer's employment terminated on October 31, 2009, and that the fair market value per share of our Common Stock on that date was $18.44, which was the closing trading price of our Common Stock on October 31, 2009. The value of the equity acceleration was calculated by multiplying the number of unvested shares subject to acceleration by the difference between $18.44 and the exercise price per share of the accelerated option.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Chief Executive Officer's Employment Arrangements. On September 9, 2009, Versant and our subsidiary, Versant GmbH ("Versant Germany"), entered into a Joint Employment Agreement and Managing Director Service Contract (the "Employment Agreement") with Jochen Witte, Versant's Chief Executive Officer and President. The Agreement sets forth terms of Mr. Witte's employment as Versant's Chief Executive Officer and President and as the Managing Director of Versant Germany and replaced and superseded his prior employment agreement that was entered into in November 2006 and which would have expired in October 2009. The Employment Agreement provides that, as Managing Director of Versant Germany, Mr. Witte is to be paid a base salary by Versant Germany at the rate of €216,000 per year and that for each Versant fiscal year during the term of the Agreement after fiscal 2009, Versant's Board of Directors or the Compensation Committee of the Board will establish a contingent incentive bonus program for Mr. Witte with a total target bonus of not less than $240,000 and determine whether he is to be granted any additional stock options. Mr. Witte was granted an additional nonqualified option to purchase up to 20,000 shares of Versant Common Stock pursuant to Versant's 2005 Equity Incentive Plan on November 25, 2009.

Under his Employment Agreement, if Mr. Witte's employment as Managing Director of Versant Germany is terminated without cause, then he is entitled to receive a lump sum cash severance payment equal to his annual base salary plus an amount equal to all contingent incentive bonus payments paid to him by Versant during the last four completed fiscal quarters ended immediately preceding his termination without cause, subject to Mr. Witte's signing a release agreement. The Employment Agreement also provides that the vesting of all Mr. Witte's then outstanding unvested stock options or other unvested equity awards will be (i) accelerated by 12 months of vesting if Mr. Witte's employment as Versant's Chief Executive Officer is terminated without cause, or (ii) accelerated in full if such employment is terminated without cause or is terminated by Mr. Witte for "good reason" within 12 months after a change of control transaction involving the Company, in each case subject to Mr. Witte signing a release agreement.

The Compensation Committee established a non-equity cash incentive compensation program for Mr. Witte for fiscal 2009, which is described above in "Compensation Discussion and Analysis—Executive Compensation Program—Components of Versant's Compensation Program—Annual Cash Incentive Bonuses." On February 5, 2010, the Compensation Committee approved a non-equity cash incentive compensation program for Mr. Witte for fiscal 2010, as described in our report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2010.

Chief Financial Officer's Employment Arrangements. On September 9, 2009, Versant entered into a Retention Incentive Agreement with Mr. Wong which provides him with severance benefits upon his termination of employment following certain change of control transactions involving the Company. The agreement provides that if Mr. Wong's employment is terminated without cause or is terminated by him for "good reason" within 12 months of a change of control transaction involving the Company, then (i) the vesting of Mr. Wong's then outstanding unvested stock options or other unvested equity awards of the Company may be accelerated for up to a maximum of 36 months of vesting (with the extent of vesting based on Mr. Wong's tenure with the Company) and (i) Mr. Wong would be entitled to be paid cash severance of an amount not to exceed 50% of his annual target compensation (with the actual amount payable determined in part on Mr. Wong's tenure with the Company), in each case subject to Mr. Wong signing a release.

The Compensation Committee established a non-equity cash incentive compensation program for Mr. Wong for fiscal 2009, which is described above in "Compensation Discussion and Analysis—Executive Compensation Program—Components of Versant's Compensation Program—Annual Cash Incentive Bonuses." On February 5, 2010, the Compensation Committee approved a non-equity cash incentive compensation program for Mr. Wong for fiscal 2010, as described in our report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2010.

Separation Agreement with Executive Vice President of Field Operations. Mr. Huben's employment with Versant terminated on December 2, 2008, at which time Versant entered into a separation arrangement with him under which he agreed to provide certain limited consulting services through March 31, 2009. Pursuant to the separation agreement, Mr. Huben received a one-time separation payment of €216,000 (equivalent to approximately $275,000 U.S. Dollars based on the exchange rate in effect on November 25, 2008), less applicable deductions and withholding, in exchange for executing a general release of claims.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee throughout all of fiscal 2009 were Messrs. Delevati, Bellary and May, none of whom had ever been an officer or employee of the Company or any of its subsidiaries. During fiscal 2009, no executive officer of the Company served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving on the Company's Board or Compensation Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of three independent directors and operates under a written charter approved by the Audit Committee and adopted by the Board, a copy of which is attached as Appendix "1" to this Proxy Statement and is also available on the Investor Relations section of our website at www.versant.com. Uday Bellary, William Henry Delevati and Dr. Herbert May are the current members of the Audit Committee. The Audit Committee recommended to the Board the selection of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal 2009.

Management is responsible for the Company's internal controls and the financial reporting process. Grant Thornton LLP is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, including by engaging in discussions with management and Grant Thornton LLP.

In this context, the Audit Committee has reviewed and discussed the Company's audited financial statements for fiscal 2009 with Versant's management and Grant Thornton LLP. As part of this discussion, management has confirmed to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. During the fiscal year ended October 31, 2009 the Audit Committee also reviewed and discussed with Versant's management and Grant Thornton LLP, the Company's independent auditor, the Company's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC.

The Audit Committee also has discussed with Grant Thornton LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has received the written disclosures and the letter from Grant Thornton LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee also has discussed with Grant Thornton LLP that firm's independence. Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and its charter, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in our Annual Report on Form 10-K for our fiscal year ended October 31, 2009.

The preceding report of the Audit Committee of the Company's Board of Directors is required by the SEC and shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act by any general statement incorporating by reference this Proxy Statement, and shall only be incorporated into other filings to the extent that the Company specifically incorporates this information by reference, and shall not be deemed soliciting material or filed under the Securities Act or Exchange Act.

AUDIT COMMITTEE
Uday Bellary
William Henry Delevati
Dr. Herbert May

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires Versant's directors and officers, and persons who own more than 10% of a registered class of Versant's equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish Versant with copies of all Section 16(a) forms they file. Based solely on the review of the copies of such forms furnished to Versant and written representations from the executive officers and directors of the Company, Versant believes that all Section 16(a) filing requirements were met during fiscal 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Policy and Procedures

Excluding compensation (whether cash, equity or otherwise), any related party transaction involving a Company director or executive officer must be reviewed and approved by the Audit Committee of the Board of Directors. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. Related parties include any director or executive officer, any nominee for election to the Board, certain stockholders and any of their "immediate family members" (as defined by SEC regulations). To identify any related party transaction, the Company requires each director and executive officer to complete each year a questionnaire requiring disclosure of any transaction in which the director, executive officer or any immediate family member might have an interest. In addition, the Board of Directors determines annually which directors are "independent" under the rules of the NASDAQ Stock Market and reviews any director relationship that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

Certain Related Party Transactions

The Company's Articles of Incorporation and Bylaws contain provisions that limit the liability of directors and require the Company to indemnify directors and executive officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. Under those Articles of Incorporation, as permitted under the California General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. In addition, the Company has entered into an indemnity agreement with each director and executive officer that provides for indemnification of the directors and executive officers against certain liabilities that may arise by reason of their status or service as a director or executive officer. The Company purchases insurance to cover claims or a portion of any claims made against its directors and executive officers. These provisions and arrangements do not, however, affect liability for any breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of California law. Such limitation of liability also does not limit a director's liability for violation of, or otherwise relieve our directors or executive officers from the necessity of complying with, federal and state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

Other than these indemnification arrangements and the compensation of directors and Named Executive Officers as described elsewhere in this Proxy Statement, and the one-time separation payment made to former executive officer Thomas Huben as described in the Summary Compensation Table, to the Company's knowledge there has not been since the beginning of fiscal year 2009 and there is not currently proposed any transaction in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any director, executive officer, 5% stockholder or any of their "immediate family members" (as defined by SEC regulations) had or will have a direct or indirect material interest.

SHAREHOLDER PROPOSALS

Shareholders are entitled to present proposals for consideration at forthcoming shareholder meetings provided that they comply with the proxy rules promulgated by the SEC and our bylaws. Proposals of shareholders intended to be presented at the Company's Annual Meeting of Shareholders to be held in 2011 for its fiscal year ended October 31, 2010, or "2011 Meeting," must be received by the Company at its principal executive offices by no later than 120 days prior to March 1, 2011 (that is, November 1, 2010) (the "Deadline Date") to be included in the Company's Proxy Statement and form of proxy relating to that meeting. If a shareholder wishes to present a proposal directly at the 2011 Meeting that is not to be included in the Company's proxy materials for that meeting, then under SEC Rule 14a-4(c)(1) proxies solicited by the Company for the 2011 Meeting may be voted by the Company's proxy holders in their discretion with respect to such proposal unless the Company receives written notice of the proposal by no later than the close of business on February 3, 2011 (the "Discretionary Deadline Date"). Even if such a shareholder proposal is timely received by the Discretionary Deadline Date, the Company retains discretion to vote proxies it receives on such proposal provided that (1) the Company includes in its Proxy Statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (2) the proponent of the proposal does not provide the Company with a written statement by the Discretionary Deadline Date that it intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry the proposal, includes the same statement in its proxy materials filed under SEC Rule 14a-6 and immediately after soliciting the requisite percentage of shareholders required to carry the proposal, provides the Company with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry out the proposal. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to, any proposal that does not comply with these and other applicable requirements. Although the Company has not yet determined the date on which its 2011 Meeting will be held, it currently expects that the date of the 2011 Meeting will be approximately the same date of this year's Annual Meeting. If that is not the case, then the Deadline Date and the Discretionary Deadline Date indicated in the preceding paragraph will be changed and may be a later date. Pursuant to SEC Rule 14a-5(f), the Company will provide shareholders with notice of any such change in the Deadline Date and the Discretionary Deadline Date for the 2011 Meeting under a report that it subsequently files with the SEC on Form 10-Q or other permitted filing.

OTHER MATTERS

The Board does not presently intend to bring any other matters before the Annual Meeting, and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, however, it is intended that the proxies, in the form enclosed, will be voted in respect of any such other matters in accordance with the judgment of the persons voting such proxies.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you hold. You are, therefore, urged to mark, sign, date, and return the accompanying proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

AVAILABILITY OF ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K, as filed with the SEC, is available free of charge, upon written request to Versant Corporation, attn: Investor Relations, 255 Shoreline Drive, Suite 450, Redwood City, California 94065 USA or call (650) 232-2400.

APPENDIX "1"

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Versant Corporation (the "Company") is to assist the Board in fulfilling its statutory and fiduciary oversight responsibilities relating to the Company's financial accounting, reporting and controls. The Committee's principal functions are to:

- monitor the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by the Company's independent auditors and the Company's financial and senior management;
- review and evaluate the independence and performance of the Company's independent auditors; and
- facilitate communication among the Company's independent auditors, the Company's financial and senior management and the Board.

The Committee will fulfill these functions primarily by carrying out the activities enumerated in Part IV of this charter. In order to serve these functions, the Committee shall have unrestricted access to Company personnel and documents, and shall have authority to direct and supervise an investigation into any matters within the scope of its duties, including the power to retain outside counsel in connection with any such investigation.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Company's independent auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and its independent auditors or to assure compliance with laws and regulations and the Company's policies and procedures.

II. Membership

All members of the Committee will be appointed by, and shall serve at the discretion of, the Board. Unless a chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

As of the date this charter is adopted and until June 13, 2001, the Committee shall consist of at least two members of the Board. At least a majority of the members shall be persons who are not officers or employees of the Company or any subsidiary and who do not have any other relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As of June 14, 2001, the Committee shall consist of three or more members of the Board, with the exact number being determined by the Board. Each member of the Committee shall be "independent" as defined by the rules of The NASDAQ Stock Market, as they may be amended from time to time (the "Rules"), except as otherwise permitted by such Rules. Each member of the Committee shall have the ability to read and understand fundamental financial statements (or become able to do so within a reasonable time after joining the Committee) and at least one member shall have prior experience in accounting, financial management or financial oversight, as required by the Rules.

III. Meetings

Meetings of the Committee shall be held from time to time as determined by the Board and/or the members of the Committee. The Committee should periodically meet with the independent auditors out of the presence of management about internal controls, the fullness and accuracy of the Company's financial statements and any other matters that the Committee or these groups believe should be discussed privately with the Committee. The Committee members, or the Chairman of the Committee on behalf of all of the Committee members, should communicate with management and the independent auditors on a periodic basis in connection with their review of the Company's financial statements.

IV. Responsibilities and Duties

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. These processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate and may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

1. Review the Company's quarterly and annual financial statements, including any report or opinion by the independent auditors, prior to distribution to the public or filing with the Securities and Exchange Commission.

2. In connection with the Committee's review of the annual financial statements:

   - Discuss with the independent auditors and management the financial statements and the results of the independent auditors' audit of the financial statements.

   - Discuss any items required to be communicated by the independent auditors in accordance with SAS 61, as amended. These discussions should include the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the Company's financial statements and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

3. In connection with the Committee's review of quarterly and/or annual financial statements, as applicable, the Committee or the Chairman of the Committee shall:

   - Discuss with the independent auditors and management the results of the independent auditors' SAS 71 review of the quarterly financial statements.

   - Discuss significant issues, events and transactions and any significant changes regarding accounting principles, practices, judgments or estimates with management and the independent auditors, including any significant disagreements among management and the independent auditors.

4. Discuss any comments or recommendations of the independent auditors outlined in their annual management letter. Approve a schedule for implementing any recommended changes and monitor compliance with the schedule.

5. Discuss with the independent auditors and management their periodic reviews of the adequacy of the Company's accounting and financial reporting processes and systems of internal control, including the adequacy of the systems of reporting to the audit committee by each group.

6. Periodically consult with the independent auditors out of the presence of management about internal controls, the fullness and accuracy of the Company's financial statements and any other matters that the Committee or these groups believe should be discussed privately with the Committee.

7. Review the independence and performance of the independent auditors. Recommend to the Board of Directors the appointment or discharge of the independent auditors.

8. Communicate with the Company's independent auditors about the Company's expectations regarding its relationship with the auditors, including the following: (i) the independent auditors' ultimate accountability to the Board and the Committee, as representatives of the Company's stockholders; and (ii) the ultimate authority and responsibility of the Board and the Committee to select, evaluate and, where appropriate, replace the independent auditors.

9. Review and approve processes and procedures to ensure the continuing independence of the Company's independent auditors. These processes shall include obtaining and reviewing, on an annual basis, a letter from the independent auditors describing all relationships between the independent auditors and the Company required to be disclosed by Independence Standards Board Standard No. 1, reviewing the nature and scope of such relationships and discontinuing any relationships that the Committee believes could compromise the independence of the auditors.

10. Review at a general level the independent auditors' audit plan.

11. Approve the fees and other significant compensation to be paid to the independent auditors. Pre-approve all permitted non-audit services to be provided by the independent auditors.

12. Periodically review the status of any legal matters that could have a significant impact on the Company's financial statements.

13. Annually prepare a report to the Company's stockholders for inclusion in the Company's annual proxy statement to the extent required by the rules and regulations of the Securities and Exchange Commission, as they may be amended from time to time.

14. Maintain minutes of meetings and periodically report to the Board of Directors on significant matters related to the Committee's responsibilities.

15. Review and reassess the adequacy of the Committee's charter at least annually. Submit the charter to the Company's Board of Directors for review and include a copy of the charter as an appendix to the Company's proxy statement to the extent required by the rules and regulations of the Securities and Exchange Commission, as they may be amended from time to time (currently, once every three years).

16. Perform any other activities required of the Committee by applicable law, rules or regulations, including the rules of the Securities and Exchange Commission and any stock exchange or market on which the Company's Common Stock is listed, and perform other activities that are consistent with this charter, the Company's Bylaws and governing laws, as the Committee or the Board deems necessary or appropriate. Without limiting the foregoing, the Committee shall have the power to review the fairness of any proposed material transaction in which management or Board members have a conflict of interest.

(THIS PAGE INTENTIONALLY LEFT BLANK)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2009.**

Or

☐ **Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

Commission file number: 000-28540

VERSANT CORPORATION

(Exact name of Registrant as specified in its Charter)

California	**94-3079392**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

255 Shoreline Drive, Suite 450, Redwood City, California 94065
(Address of principal executive offices) (Zip code)

(650) 232-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, no par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one).

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a Smaller Reporting Company) Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of April 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter): $48,664,591.

The number of shares outstanding of each of the issuer's classes of common equity, as of January 27, 2010, was 3,514,974 shares of Common Stock, no par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2010 Annual Meeting of Shareholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated.

(THIS PAGE INTENTIONALLY LEFT BLANK)

VERSANT CORPORATION
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended October 31, 2009

TABLE OF CONTENTS

Without limitation, Versant Object Database, Versant® , FastObjects, Versant JDO, Versant Open Access, Vedding, Vildcard, Vitness, Vhistle, Vhisper, Vorkout, reVind, Varehouse, db4o, db4objects and other Versant product names referred to herein are trademarks of Versant in the United States and/or other countries. All other corporate or trade names or service marks referred to in this report are the names or marks of their respective owners in the United States and/or other countries.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements include, among other things, statements regarding the Company's expected future financial performance, assets, liquidity and trends anticipated for the Company's business. These statements are based on the Company's current expectations, assumptions, estimates and projections about the Company's business, the Company's industry and the market for the Company's goods and services, which are based on information that is reasonably available to the Company as of the date of this report. Forward-looking statements may include words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may," "should," "estimates," "predicts," "forecasts," "guidance," "potential," "continue" or the negative of such terms or other similar expressions.

We caution investors that forward-looking statements are only predictions, forecasts or estimates based upon our current expectations about future events. The forward-looking statements are not guarantees or assurances of our future performance and are subject to significant risks and uncertainties that are inherently difficult to assess and predict, particularly in light of the continuing recessionary environment in the United States and global economies. Consequently, our actual future results and performance may differ materially from the results and performance anticipated by any forward-looking statements due to these risks and uncertainties. Some of the important risks and factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A of this report, —"Risk Factors"—which you should read carefully. We undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise or occur after the date of this report or for any other reason. Readers are urged to carefully review and consider the various disclosures made by Versant in this report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of risks and factors that may affect our business.

PART I

Item 1. Business

Overview of the Company

We are a leading provider of object-oriented data management software that forms a critical component of the infrastructure of enterprise computing. We design, develop, market and support object-oriented database management system products that companies use to solve complex data management and data integration problems. We also provide related product support, training, and consulting services to assist users of our products in developing and deploying software applications based on our products. We operate our business within a single operating segment that we refer to as "Data Management".

Our mission is to be a preferred vendor of core data management solutions to world-class enterprises whose businesses require the successful management of large and complex bodies of data. To achieve this goal our general strategy has been to develop and offer powerful, scalable and highly reliable data management solutions capable of handling a wide array of challenging applications for sophisticated customers in many industries. For example, we market our products to companies in the telecommunications and defense industries, as well as to customers in several vertical markets including technology, financial services, transportation and health care. Our software has been used in strategic distributed applications such as network modeling and management, fault diagnosis, fraud prevention, service activation and assurance, and customer billing, scheduling and other applications. We strive to continually improve our core data management products and related tools to make our solutions both more useful and increasingly dependable. In our research and development efforts we also strive to make our products usable and accessible by customers using different computing or software platforms, in order to expand the markets and industries we serve.

We were incorporated in California in August 1988 under the name Object Sciences Corporation and completed our initial public offering of our common stock under the name of Versant Object Technology Company in July 1996. The name of the company was changed to Versant Corporation on July 15, 1998. In March 2004, we acquired Poet Holdings, Inc. (Poet) through a merger. Prior to that merger, Poet was a provider of object-oriented data management software headquartered in the United States, whose stock was publicly traded on the Frankfurt Stock Exchange. In June 2004, we acquired the JDO Genie product line and its customers from JDO Genie (PTY) Ltd., a privately held South African company and in July 2004, we acquired FastObjects, Inc., a private company that held North American distribution rights with respect to Poet's FastObjects database management product. In September 2004, we sold Poet's Catalog solutions business. In August of 2005, we effected a 1-for-10 reverse split of our outstanding common stock. In February 2006, we sold our WebSphere consulting business. On December 1, 2008 we acquired the assets of the database software business of privately-held Servo Software, Inc. (formerly named db4objects, Inc.), which included an open source object database software solution targeting the embedded device market. Our principal executive offices are located at 255 Shoreline Drive, Suite 450, Redwood City, California 94065 and our telephone number is (650) 232-2400.

Our website URL is www.versant.com. Other than as expressly set forth in this annual report, the information contained in, or referred to on, our website is not a part of this annual report.

We conduct most of our administrative operations from our U.S headquarters in Redwood City, California and the offices of our German subsidiary, Versant GmbH. Our research and development activities are primarily conducted by our German subsidiary, Versant GmbH, which is headquartered in Hamburg, Germany. In September 2009, a restructuring plan was undertaken to consolidate the Company's research and development efforts into one location in Germany and to close its facility in India.

In fiscal 2007 we liquidated the operations of our former U.K. subsidiary and transferred its operations to our offices in Germany.

Industry Background

Computerized data management has evolved significantly over the past few decades. As business computing became more sophisticated, network and hierarchical databases emerged in the 1970s to serve growing business data requirements. In the 1980s, these types of databases were largely superseded by relational database technology, which continues to be a widely prevalent database technology today. The mid to late 1980s saw the emergence of object-oriented software programming. In object-oriented programming, smaller software building blocks called "objects", which can perform specific functions, are aggregated with other objects in order to create larger software systems. With the advent of object-oriented software programming, it became possible to incorporate the unique features and advantages of object-based software into database management solutions. Our principal products are object-based database management software solutions, which we believe have advantages over relational database technology. In particular, we believe that object-based database management solutions are especially well suited for successfully addressing the complex and challenging data management and analytical requirements of companies who need to rapidly source, update, analyze and use very large changing bodies of complex data for a wide variety of business applications.

Certain Industry Terms

For reference purposes we have listed below certain well-known technical terms often used in our data management industry to assist readers in better understanding the information provided in this report:

- *API*—means application program interface, a software source code interface that an operating system provides to enable other software programs to use and access the functionality of that operating system.
- *Application Server*—deployment software used to build and deploy Internet applications, including commercial websites, internal company websites and applications requiring a higher degree of scalability than is typically deployed in support of solutions for smaller user populations.
- *Cache*—performance enhancing software that works with servers to improve their response times and throughput.
- *Cores*—a multicore chip, i.e., a computer chip that contains more than one central processing unit, allowing for greater increases in computing power in contrast to a chip containing a single central processing unit.
- *Data Integration*—a broad term for a variety of techniques that enable the data from one software system to be used in other software systems.
- *Disk mirroring*—a technique using specialized software, and often specialized hardware, to get the same data on two storage disks for the purpose of increasing the reliability or making a quick snapshot (duplicate backup) of a database.
- *Fault tolerant server*—a server that offers higher reliability through the use of duplicated hardware and specialized software, so that, in the event of a failure of one database, the surviving database can continue offering normal service.
- *Java*—a software programming language originally developed by Sun Microsystems.

- *J2EE-based*—an application or software component that is deployed in a Java 2 Enterprise Edition (J2EE) software environment.
- *JDO*—Java Data Object, a standard-based Java API for Versant.
- *JDBC*—Java Database Connectivity, a standard in the relational database world for processing SQL to Java.
- *JVI*—Java Versant Interface, a proprietary-based Java API for Versant.
- *Object-Oriented*—object-oriented software uses smaller building blocks called objects to create larger software systems.
- *ODBC*—Open Database Connectivity, a standard in relational database world for processing SQL to a computer language other than Java.
- *Relational Database*—data management software that stores data as tables and columns and can be accessed using SQL.
- *Replication*—a range of technical approaches that enable multiple databases to be approximately synchronized, or to contain the same data.
- *SNMP*—Simple Network Management Protocol is a network protocol used in network management systems to monitor network attached devices for conditions that warrant administration attention.
- *SQL*—an industry standard computer software language used to retrieve and manage data, typically used in relational database management systems.
- *Two-Phase Commitment*—a specialized protocol for performing database transactions across multiple distributed resources.
- *XML*—a standard format used to exchange data (information) between multiple software systems.

Overview of Our Products and Services

We provide sophisticated data management solutions designed to address complex data management needs. Our Versant Object Database product is used primarily by larger enterprises which have significant large-scale data management requirements, such as technology providers, telecommunications carriers, government defense agencies, defense contractors, healthcare companies and companies in the financial services and transportation industries. Since the incorporation of Poet's FastObjects solution into our product line in March 2004, we expanded the scope of our solutions to also address the data management needs of smaller systems. With our acquisition of db4o in December 2008, we added a database solution for the embedded space which we plan to continue to develop and support.

The data management needs of our customers usually involve many business functions, ranging from usage and management of the customer's internal data to the processing of externally originated information such as customer enrollment, billing and payment transaction data. Our solutions have also been used to solve complex data management issues such as fraud detection, risk analysis, yield management, and a host of other problems that require an application specific data management solution.

In addition to our product offerings, to assist users in their development and deployment of applications based on the Versant Object Database, FastObjects and db4o, we offer a variety of related services, including consulting, training, and technical support services. We also provide customers with maintenance and support services with respect to our products.

Benefits of Versant Solutions

Our products provide customers the following benefits for specialized data management:

- *High Performance.* Our object-based architecture provides direct access or navigation to stored objects. The balanced client-server architecture of Versant products enhances performance by efficiently distributing processing burdens between clients and servers to leverage the processing power of networked computers.
- *Highly Scalable Support for Distributed Computing.* Our products can work in various environments ranging from small workgroup operations to operations involving thousands of users over wide area networks or the Internet. This scalability can be achieved through object-level operations and other design features.
- *Reliability, Availability and Serviceability.* Our Versant Object Database product offers a number of features designed to permit continuous operation, including features providing online backup and recovery and online modification of the database system, as well as system utilities that can operate while the system is running. These features, when coupled together with replication and disk mirroring provided by a Fault Tolerant Server, support continuous operation of our products.
- *Language-Independent Support for Object-Oriented Programming.* Our products provide native support for the leading object-oriented software development languages of C++, Microsoft.NET and Java. This facilitates rapid and flexible application development by our customers and the maintenance and evolution of complex and dynamic applications that closely model real-world systems and processes.
- *Support for Component Architectures.* The Versant Object Database client integrates with leading J2EE application servers, including IBM WebSphere, BEA Weblogic and Red Hat JBoss application servers. These application servers enable users to build and deploy J2EE-based applications that will work compatibly and directly with the Versant Object Database in order to gain our productivity and performance advantages.
- *Support of Major Operating Systems.* Versant products operate on a wide range of server platforms, including UNIX platforms from Sun Microsystems, Hewlett-Packard and IBM, Linux platforms from Red Hat, and Microsoft Windows platforms.
- *Support of Major Embedded Operating Systems.* Versant products operate on a wide range of handheld platforms, including J2ME, Microsoft Compact Framework, and Google's Android.

Products

Versant Object Database (VOD)

VOD, an eighth generation object database management system, is Versant's flagship product and is designed to support multi-user, commercial applications in distributed computing environments. VOD enables users to store, manage, and distribute information that often cannot be administered effectively through traditional database technologies, including the following types of information:

- real-time data, graphics, images, video, audio and unstructured text;
- dynamic, graph-oriented data, such as network management data and advanced financial instruments; and
- meta-data, data aiding integration of diverse systems, and workflow information, which together

enable the construction of applications that integrate diverse systems and add new functionality, often making this functionality available over the Internet.

The object-oriented, balanced client-server architecture of VOD provides the basis for high-performance, scalable distributed applications. We believe that VOD's performance is superior compared to relational database management systems, particularly for complex data applications, for which VOD has the capability of processing a wide variety of abstract data types in a highly concurrent, high performance manner. We also believe that use of VOD allows our customers to reduce the time they need to develop applications for their data management systems and improves their system performance.

VOD is designed to integrate up to 65,000 databases connected over a like number of locations on a variety of hardware and software platforms. Each database has a theoretical storage capacity of 4.6 million terabytes, an amount far beyond the actual capacity of most existing operating systems. VOD implements a variety of database features, including two-phase commitment for distributed transaction integrity and "database triggers" to monitor changing events and data and to notify users and applications when specified events occur. In addition, on-line management utilities enable routine maintenance to be performed while the database is running. These include utilities to perform backup operations, manage log files, dynamically evolve database schema, add, delete and compress volumes on disk storage and related functions. These utilities provide multiple levels of administrative access and application security.

Version 8.0 of VOD includes our core object database management system, C++, Java and .NET language interfaces (proprietary JVI and standards-based JDO), and XML for import and export of data into the database. By bundling these components with VOD, we believe we are enhancing the solution that we are offering, thereby making it easier for customers to deploy applications requiring these components.

As part of the VOD family of solutions, we also offer a range of add-on options that a customer can use in situations requiring advanced capabilities, including the following:

- *Versant FTS (Fault Tolerant Server)* provides highly reliable operations in mission-critical environments. This product provides transparent failure recovery by connecting database clients to synchronized copies of the database stored on physically separate computers. If one of the databases fails due to operating system failure, hardware breakdown or any other form of interruption, the other database continues operation without application interruption. When the failed database is restored, the two databases automatically resynchronize and resume operations without any interruption in application processing.

- *Versant Management Center* is an add-on tool for the monitoring of Versant Object Databases, following the standard managing console/remote agent paradigm. The remote agent resides on the Versant server system, while the managing console is a graphical interface running on a Versant client system to display the ongoing activity of the monitored database. The tool also supports industry standard formats for monitoring known as SNMP and can be integrated with other third party SNMP enabled monitoring tools.

- *Versant Asynch Replication* supports both master-slave and peer-to-peer asynchronous replication between multiple object servers. This can be used to replicate data to a distributed recovery site or to replicate data between multiple local object servers for increased performance and reliability.

- *Versant Compact* allows the online compaction of production database data volumes for special categories of applications that are performing heavy data deletions. This option allows customers to ensure continuous operations at required performance levels by eliminating performance degradation due to fragmentation, a common problem for databases in this application category.

- *Versant SQL* provides JDBC/ODBC driver connectivity, allowing the use of standard SQL enabled tooling to access VOD. This is especially useful for customers who use industry standard reporting tools such as Crystal Reports and Microsoft Access.
- *Versant HA Backup (High Availability Backup)* enables VOD to use the mirroring and backup features of other enterprise storage systems to take an online backup of very large data volumes within seconds, without impacting transaction response times.

FastObjects

FastObjects is an object database management system designed to provide minimal administration and to work natively with the customer's product. The primary target application for our FastObjects product line is for use as an embedded data management system to be integrated in a customer's products. FastObjects is used in a vast range of applications, including medical devices, vending machines, telecom equipment, and defense systems. The majority of FastObjects installations are now running under the Microsoft Windows Operating System.

db4o

db4o is an open source object database that enables Java and .NET developers to store and retrieve any application object with only one line of code, eliminating the need to predefine or maintain a separate, rigid data model. The db4o product targets embedded applications and embedded operating system deployments.

Services

We derived approximately 50% of our revenues from services in fiscal 2009, predominantly from maintenance services. Our services include maintenance and support programs for our data management products, consulting services and the development of customer-specific extensions to our products.

Maintenance Services. We provide maintenance and technical support services for our products that are generally available at an annual fee that varies depending on the type and level of support the customer requires. Maintenance and support contracts, which typically have twelve-month terms, are offered concurrently with the initial license of our product and entitle a customer to telephone support, product upgrades, and documentation updates. For additional fees, customers may purchase a special support package that provides dedicated support engineers and telephone support available for 24 hours per day and seven days a week. Maintenance contracts are typically renewable annually and typically are paid for in advance for all products, but in some instances maintenance and support fees are paid in arrears. For the support of older versions of our products, we offer specific obsolescence support options.

Professional Services. We also provide a variety of training and consulting services to assist customers in the design, development, training and management of applications that are built based on our core products. Training services are offered for a variety of Versant-specific and other object-related technologies and range from beginning to advanced levels. Consulting services are available for analysis and design assistance, mentoring and technical information transfer, application coding, design reviews and performance analysis. In addition, we provide custom development services to customers that request unique or proprietary product extensions.

Our Customers

We categorize our customers into two broad groups, End-Users and Value Added Resellers ("VARs"). End-Users are companies who use our products internally and do not redistribute our products outside their corporate organizations. VAR customers, on the other hand, include traditional Value Added Resellers, Systems Integrators, OEMs and other vendors who redistribute Versant products to third party customers, either individually or as part of an integrated product.

We license our data management products through two types of perpetual licenses—development licenses and deployment licenses. Development licenses, typically sold on a per seat basis, authorize a customer to develop an application program that uses our software product. Under a deployment license, a customer is permitted to deploy an application that it has developed under a development license from us. End-Users generally purchase deployment licenses based on the number of central processing units (CPUs) accessing the server that will run the application using our database management system. For certain applications, we offer deployment licenses priced on a per user basis. Pricing of Versant Object Database and FastObjects varies according to several factors, including the number of CPUs/Cores per server on which the applications run, and the number of users that are able to access the server at any particular time. Customers may elect to simultaneously purchase development and deployment licenses for their projects, or instead may initially purchase only a development license and purchase a deployment license later when their applications developed on our software are completed. Pricing of db4o also varies according to several factors, including the number of CPUs/Cores per server on which the applications run, and the number of users that are able to access the server at any particular time. However, due to the open source nature of the db4o product, for db4o at this time we only offer use/deployment licenses (and not development licenses).

VARs and distributors purchase development licenses from us on a per seat basis and on terms similar to those of development licenses that we sell directly to End-Users. VARs are authorized to sublicense directly to the End-User deployment copies of our data management products, which are either bundled or embedded in the VARs' applications. VARs are required to report the distribution of our software to us and are charged a royalty that is based either on the number of copies of the application software that are distributed or computed as a percentage of the selling price charged by the VAR to its end-user customers. These royalties may be prepaid in full or paid upon deployment.

Frequently a significant portion of our total revenues have been derived from a limited number of large organizations who tend to change from year to year. In fiscal year 2009, no one customer accounted for 10% or more of our total revenues for the fiscal year or in any fiscal quarter as we experienced smaller average license transactions in fiscal 2009. However, previously we have experienced higher customer concentration. For example, in fiscal 2008, one customer accounted for 23% of our total revenues for the first quarter; two customers accounted for 15% and 14%, respectively, of our total revenues for the second quarter of fiscal 2008; and two customers accounted for 22% and 11%, respectively, of our total revenues for the third quarter of fiscal 2008; although no one customer accounted for 10% or more of our total revenues for the fourth quarter of fiscal 2008 or for fiscal 2008. Two customers accounted for 14% and 8%, respectively, of our total revenues for fiscal 2007 and one customer accounted for 21% of our total revenues for the quarter ended October 31, 2007.

Our Vertical Markets

Versant Object Database and FastObjects are licensed for development or deployment, or both, and db4o is licensed only for deployment, in a wide range of applications. A substantial amount of our sales is for applications in the telecommunications, technology, defense, healthcare and financial services sectors. Many of our customers have licensed multiple copies of our products for use in different applications.

Our future performance will depend in significant part on there being an increase in the use and sales of the Versant Object Database and FastObjects in telecommunications, technology, defense, healthcare, online gaming and financial market applications and the continued acceptance of our products within these industries.

Sales and Marketing

Sales Channels. We market and sell our products principally through our direct sales force and through value-added resellers, systems integrators, and distributors.

Direct Sales. Our direct sales organization is based in our corporate offices in Redwood City, California and Hamburg, Germany, and in some regional and other offices in the U.S. and Europe. The direct sales organization includes field sales personnel, who are responsible for account management, and systems engineers, who answer technical questions and assist customers in running benchmarks against competitive products and in developing prototype applications.

Indirect Sales. Part of our sales strategy is to further develop indirect distribution channels, such as value-added resellers and systems integrators who address new markets or industries. Systems integrators may integrate our products with their own or those of other vendors, in order to provide a complete solution to their customers. Under their agreements with Versant, value-added resellers and systems integrators are typically not subject to any minimum purchase or resale requirements and can cease marketing our products at any time. Some of our value-added resellers and systems integrators offer products they produced by themselves or by other vendors, which may in some cases compete with our products.

Marketing. The primary objective of our marketing efforts is to build increased visibility for Versant and its products and to generate sales leads for our business. Our marketing programs have included our efforts at cultivating media and analyst relations, fostering valuable investor communications, speakers' programs, online marketing, partner-marketing programs, sponsoring database technology scholarship programs at the university level, participation in conferences and tradeshows and in some cases preparation of white papers or other marketing / advertising initiatives targeting a discrete industry or market. Our products are typically marketed through (i) development licenses, which entitle the customer to develop applications that use a Versant software product, and (ii) deployment licenses, which entitle the customer to sell and market product applications developed through use of our software.

Sales Process. The cycle for a complete sale of our products to new and large enterprise customers can often exceed six months and may extend to a year or beyond. For existing customers with successfully deployed applications, sales cycles for new applications of our core products are generally shorter. During the sales cycle, meetings involving both Versant technical and management staff are conducted frequently at the prospective customer's site and at our headquarters. As part of their product selection process, our prospective customers typically perform a detailed technical evaluation or benchmark of our object-based technologies, often directly comparing them to competitive products. Upon completion of the evaluation, a customer that chooses our solution may purchase one or more development licenses, depending upon the number of their programmers who will develop and build the customer's application. Development licenses enable the customer to develop applications that use our software. Additionally, a customer may purchase technical support, training courses and consulting services. Our customers may also purchase deployment licenses from us that enable them to deploy applications developed under a Versant development license. In some cases our customers purchase deployment licenses at the same time they purchase development licenses. In other cases customers may instead defer their purchase of deployment licenses and related maintenance until they complete the application development under their development license (a process that typically takes at least six months and can exceed one year).

Shipping and Backlog. Our software may be either physically or electronically delivered to the customer. If physically delivered, our software product is shipped from either our Redwood City or Hamburg facilities and is delivered to the customer upon receipt of an approved order and a signed license agreement. We typically do not have a material backlog of unfilled license orders at any given time, and we do not consider backlog to be a meaningful indicator of our future performance.

International Sales and Marketing. Our international sales are primarily recorded by our subsidiary in Germany, which sells our products through distributors and value-added resellers, as well as directly to end-users. In fiscal 2009, we partnered with a distributor in China to access potential long-term growth opportunities in that geographic region. For fiscal 2009, our international revenues derived from customers outside North America made up approximately 62% of our total revenues, compared to 63% for fiscal 2008 and 54% for fiscal 2007. Risks particularly associated with our international sales are discussed below in Item 1A under the risk factor captioned "International Operations pose unique risks".

Competition

Our software products compete with products of companies offering object and relational database management systems. Our competitors, especially Oracle and Progress Software, have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings, larger and more established distribution channels, and a larger installed base of customers than does Versant. In addition, many of our competitors have well-established relationships with our current and potential customers and may offer broader suites of products with a wide array of complementary applications which may incentivize customers to purchase these competitors' data management products. We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on the business, pricing, operating results and financial condition of the company.

Research and Development

Our research and development expenses consist primarily of personnel and related expenses, including payroll and employee benefits, expenses for facilities and payments made to outside software development contractors and, to a lesser degree, depreciation of capital equipment. Currently our research and development activities are conducted primarily in Hamburg, Germany. In fiscal 2009, fiscal 2008 and fiscal 2007, our research and development expenses were $4.0 million, $4.1 million and $3.4 million, respectively.

Intellectual Property and Other Proprietary Rights

We consider our products as proprietary. We attempt to protect our technology by relying primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. For example, we license our software pursuant to signed license agreements and, to a lesser extent, "shrink-wrap" licenses displayed in evaluation downloads and in software installation screens, which impose certain restrictions on the licensee's ability to utilize our software. In addition, we take steps to avoid disclosure of our trade secrets, such as requiring persons with access to our proprietary information to execute non-disclosure agreements, and we restrict access to our software source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We were awarded a United States patent (No. 5,822,759) for our proprietary cache system used within our product suites, which expires in 2015. We also have certain trademarks and service marks for certain of our products and services.

Employees

As of October 31, 2009, we and our subsidiaries had a total of 79 full time employees, of whom 18 were based in the United States, 40 in Europe, and 21 in India, although we are in the process of closing our facility in India. As of October 31, 2009, 45 employees were engaged in engineering and technical services, 14 were engaged in sales and marketing, 2 were engaged in the services organization, and the remaining 18 were engaged in general administration and finance. To the best of our knowledge, none of our employees is represented by a labor union. We have not experienced any organized work stoppage to date and believe that our relationship with our employees is generally good.

Our future performance depends mostly upon the continued service of our key technical, sales, and senior management personnel. The loss of the services of one or more of our key employees could have a material adverse effect on our business, operating results and financial condition.

Restructuring

In September 2009, a restructuring plan was undertaken to consolidate the Company's research and development efforts into one location in Germany in order to streamline operations, create management efficiencies and increase productivity. The Company committed to closing its research and development facility in Pune, India and winding down the affairs of its subsidiary, Versant India Private Limited. The Company expects the restructuring to be substantially completed during the second fiscal quarter ending April 30, 2010. See Note 12 of our "Notes to Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

As part of restructuring efforts we undertook in fiscal 2006, in order to refocus the Company on its core object database management business, in February 2006, we sold our WebSphere consulting business in exchange for a one-time cash payment plus certain contingent payments payable over a 24-month period following the close of the transaction. As a result, we have reflected the results of operations of our WebSphere consulting practice for fiscal 2008 and fiscal 2007 as discontinued operations. Therefore, reported revenues for these periods no longer include any revenues from the WebSphere consulting practice. The results from the discontinued WebSphere operations, however, are reported as net income from discontinued operations, net of income taxes. See Note 15 of our "Notes to Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, or the "Exchange Act" pursuant to which we file our periodic reports on Forms 10-Q, 10-K, 8-K, proxy statements and other information with the Securities and Exchange Commission, or "the SEC". These reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1(800) SEC-0330. In addition, the SEC maintains an Internet site (at http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Information regarding our revenues, net income, total assets and other financial information for our fiscal years ended October 31, 2009, 2008 and 2007 can be found in Item 8 of this report on Form 10-K, which is incorporated here by reference.

Financial and other information about Versant can also be accessed at our Investor Relations website. The address of Versant's website is: (www.versant.com). We make available, free of charge, copies of our annual reports, annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such materials with the SEC.

Item 1A. Risk Factors.

This annual report on Form 10-K contains forward-looking statements regarding the Company that involve risks and uncertainties, including, but not limited to, those set forth below in this Item 1A, that could cause our actual results of operations and financial condition to differ materially from those contemplated in the forward-looking statements. The risks and uncertainties set forth below should be carefully considered when evaluating our business and prospects.

Current economic conditions may harm our business and results of operations. Global economic conditions and financial markets have continued to be challenging in the enterprise software market, and national and global economies and financial markets continue to experience a deep recession stemming from a multitude of factors, including adverse credit conditions, slower economic activity, concerns about failures or the instability of major financial institutions and other businesses, inflation and deflation, continuing high rates of unemployment, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. Economic growth in the U.S. and many other countries has slowed and may slow further. The severity of these economic and financial market conditions and the length of time they may persist are unknown. During challenging economic times and in tight credit markets, many prospective customers may delay or reduce technology purchases. This has resulted, and could continue to result in, reductions in sales of our products, longer sales cycles, smaller sales levels, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. Continued softness in corporate information technology spending would have a direct impact on our business and any of these events would likely materially harm our business, including decreasing our revenues, decreasing cash provided by operating activities and negatively impacting our liquidity. We cannot predict the duration of these economic conditions or the impact they will have on our customers or business.

We are dependent on a limited number of products, especially Versant Object Database or "VOD". Most of our license revenues to date have been derived from our VOD product, its predecessors and related products that add to or extend the capabilities of VOD. Consequently, if our ability to generate revenues from VOD were negatively impacted, our business, cash flows and results of operations would be materially and adversely affected. Many factors could negatively impact our ability to generate revenues from Versant Object Database, including without limitation softness in demand in the North American or European markets for enterprise software, the current downturn in the global economy and any slowness in the U.S. or European economies or in key industries we serve, such as the telecommunications and defense industries, the success of competitive products of other vendors, reduction in the prices we can obtain for our products due to competitive or economic factors, the adoption of new technologies or standards that make our products technologically obsolete and customer reluctance to invest in object-oriented technologies. Although we have taken steps to diversify our product line through our 2004 acquisition of Poet and its FastObjects data management product and our December 2008 acquisition of db4o, we still expect that sales of VOD will continue to be very critical to our revenues for the foreseeable future. Accordingly, any significant reduction in revenue levels from our VOD product can be expected to have a material negative impact on our business and results of operation.

Our products face significant competition from larger competitors. Our VOD, FastObjects and db4o products compete with products of other companies that offer database management systems. We face substantial competition from substantially larger and well-established relational database management companies including Oracle, Computer Associates, Sybase, IBM, and Microsoft. We also face competition from object database companies including Progress Software Corporation and Objectivity. Additionally, some of our prospective customers might attempt to build specialized data storage capability themselves using their own internal engineering resources, sometimes starting with low level operating system functionality, and other times utilizing lower level data storage routines that are commercially available, such as Oracle Berkeley DB, a simplified database without query processing capability. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, service and other resources, better and wider name recognition broader suites of product offerings, stronger sales and distribution channels and a much larger installed base of customers than ours. In addition, many of our competitors have well-established relationships with our current and potential customers. Our competitors may be able to devote greater resources to the development, promotion, and sale of their products. They may also have more direct access to corporate decision-makers of key customers based on their previous relationships with these customers. Our competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, and may have the competitive advantage of being able to sell products competitive to ours through package sales of a suite of a variety of products for different applications that we do not offer. We may not be able to compete successfully against our current or future competitors, and competitive pressures could cause us to lose revenues or lower the prices for our products to increase or maintain our sales revenues, or to take other market-responsive actions, any of which could have a material adverse effect on our business, operating results and financial condition.

Reduced demand for our products and services may prevent us from achieving targeted revenues and profitability. Our revenues and our ability to achieve and sustain profitability depend on continuing or increasing the level of overall demand for the software products and services we offer. Reduced demand for our product line may result from competition offered by competitors or alternative technologies, negative customer perception of our object-oriented technology or other causes, including economic conditions that adversely affect the industries of our most significant customers, such as the defense and telecommunications industries. In addition, we have experienced continued hesitancy on the part of our existing and potential customers to commit to new products or services from us, particularly in our North American markets. Any significant reduction in the demand for our products could have a material adverse effect on our business and results of operations.

Our customer concentration increases the potential volatility of our operating results. Due to the nature of our products a significant portion of our total revenues has been, and we believe will continue to be, derived from a limited number of significant orders placed by large organizations. Although in fiscal year 2009, no one customer accounted for 10% or more of our total revenues in any fiscal quarter, previously we have experienced higher customer concentration. For example, in fiscal 2008, one customer accounted for 23% of our total revenues for the first quarter; two customers accounted for 15% and 14%, respectively, of our total revenues for the second quarter of fiscal 2008; two customers accounted for 22% and 11%, respectively, of our total revenues for the third quarter of fiscal 2008; although no one customer accounted for 10% or more of our total revenues for fiscal 2008. Two customers accounted for 14% and 8%, respectively, of our total revenues for fiscal 2007 and one customer accounted for 21% of our total revenues for the quarter ended October 31, 2007. The timing of large orders and their fulfillment has caused, and in the future is likely to cause, material fluctuations in our operating results, particularly on a quarterly basis. In addition, our major customers tend to change from year to year. The loss of any one or more of our major customers, or our inability to replace a customer making declining purchases with a new customer of comparable significance, could each have a material adverse effect on our business.

Our quarterly revenue levels are not predictable. Our revenues have fluctuated (in some cases significantly) on a quarterly basis, and we expect this trend to continue. For example, in fiscal 2009, our quarterly revenues fluctuated from a high of $5.6 million in the first quarter of 2009 to a low of

$4.0 million in the second quarter of 2009. These quarterly fluctuations result from a number of factors, including but not limited to the following:

- delays by our customers (including customers who are resellers) in signing revenue-bearing contracts that were expected to be entered into in a particular fiscal quarter and, in particular, the timing of any significant sales transactions;
- the status of the market for enterprise software and general macroeconomic factors that impact our potential customers' capital purchasing decisions for information technology (or "IT") solutions, such as our products and may result in fewer licenses or smaller license transactions;
- the lengthy sales cycle associated with our products, which complicates our ability to accurately forecast the timing of our revenues;
- fluctuations in domestic and foreign demand for our products and services, particularly in the telecommunications and defense markets;
- customer and market perceptions of the value and currency of object-oriented software technology;
- uncertainty regarding the timing and scope of our customers' deployment of VOD-based applications, where our revenues are contingent upon the customer's deployment of our product;
- any failure by us to timely develop and launch successful new products;
- the impact of new product introductions, both by us and by our competitors;
- our unwillingness to lower prices significantly to meet reduced prices set by our competitors or to successfully meet other competitive market conditions;
- the effect of the publication by industry writers or others regarding their opinions about us, our competitors, our products and our competitors' products;
- customer deferrals of orders for our products or services in anticipation of our product enhancements, or the pending release of new product versions or new product offerings by us or our competitors;
- the extent to which we do or do not complete tasks under contracts for consulting projects which must be completed in order for us to recognize certain revenues under such contracts;
- failure to transition db4o customers to other Versant products; and
- potential customers' unwillingness to invest in our products given our size and assets.

Our future revenues are substantially dependent upon our installed customers continuing to license Versant products and renew their maintenance agreements for our products. Our future professional services and maintenance revenues are dependent on future sales of our software products. We depend heavily on our installed customer base for future revenues from licenses of additional products or upgrades of existing products and related fees from the renewal of maintenance and support agreements. If our existing customers do not purchase additional products, upgrade existing products or renew their maintenance and support agreements with us, this could materially and adversely affect our business and future quarterly and annual operating results. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance and support fees. Our maintenance agreements are generally renewable annually at the option of the customer, and there are no minimum payment obligations or obligations to license additional software. Therefore, our current customers may not necessarily generate significant maintenance revenues in future periods if they choose not to renew our maintenance services. This risk may be increased in the case of long-term customers who have not upgraded our products which they license. In addition, our customers may choose not to purchase additional products, upgrades or professional services. Our professional services and maintenance revenues are also dependent upon the continued use of our products by our installed customer base. Consequently, any downturn in our software license revenues would likely have a corresponding negative impact on the growth of our professional service revenues.

We depend on successful technology development. We believe that it will be necessary for us to continue to incur significant research and development expenditures in order for us to remain competitive. While we believe our research and development expenditures will improve our product lines, because of the uncertainty of software development projects and risks posed by the current economic downturn, these expenditures will not necessarily result in successful product introductions or sustained revenue levels. Uncertainties affecting the success of software development project introductions include technical difficulties, delays in the introductions of new products, market conditions, competitive products, and customer acceptance of and demand for new products and the operating systems they run on. We also face certain challenges in integrating third-party technology embedded in our products. These challenges include the technological challenges of integration, which may result in development delays, and uncertainty regarding the economic terms of our relationship with our third-party technology providers, which may result in delays of the commercial release of new products. In addition, if we are required to adopt cost-conservation measures, we may be compelled to reduce the amounts of our investment in research and development activities, which could adversely affect our ability to maintain the competitiveness of our existing products, our ability to develop new products, and our future research and development capabilities. Failure to continue to timely develop technologies and products necessary for us to remain competitive is likely to have a material and adverse effect on our business.

Our products have a lengthy sales cycle. The sales cycle for our VOD, FastObjects and db4o products varies substantially from customer to customer. This sale cycle often exceeds six months and can sometimes extend to a year or more, especially for sales to defense sector customers. Due in part to the critical and strategic nature of our products and the expenditures associated with their purchase, our potential customers are typically very cautious in making decisions to acquire our products. In order for us to influence our customers' decision to license our products generally requires us to provide a significant level of education to prospective customers regarding the uses and benefits of our products, and we frequently commit to provide that education without any charge or reimbursement. Generally, pre-sales support efforts, such as assistance in performing benchmarking and application prototype development, are also conducted with no charge to customers. Because of the lengthy sales cycle for our products and the relatively large average dollar size of our individual licenses, a lost or delayed sales transaction could potentially have a significant negative impact on our operating results for a particular fiscal period.

We may not be able to manage our costs effectively given the unpredictability of our revenues. We expect to continue to maintain a relatively high percentage of fixed expenses. Inasmuch as we completed a restructuring in fiscal 2005 and 2006 to significantly reduce our operating expenses and in fiscal 2007 reduced the rent expense for our U.S. headquarters, we might be unable to further reduce certain fixed expenses in order to accommodate any revenue reductions. Consequently, if our forecasted revenue does not materialize, our business, financial condition and results of operations will be materially harmed.

We rely on revenues from the telecommunications and defense industries; and these industries are characterized by complexity, intense competition and changes in purchasing cycles. Historically, we have been highly dependent upon the telecommunications industry and, more recently, we are also becoming increasingly dependent upon the defense industry for sales of VOD. Our success in these markets depends, to a large extent, on the general economic conditions affecting these industries, our ability to compete with other technology providers of solutions that directly compete with, or provide alternatives to, our products, our ability to develop products that can successfully interoperate in different computing environments and whether our existing and potential customers believe we have the expertise and financial stability necessary to provide effective solutions and support in these markets on an ongoing basis. If these conditions, among others, are not satisfied, we may not be successful in generating additional opportunities in these markets. The defense industry may experience new cycles of lower available technology budgets compared to previously high levels of U.S. defense spending for operations in Iraq and Afghanistan, or changes in budgetary and spending priorities as a result of the new U.S. presidential administration. As previously noted, the current global economy is in a recession and, in the past, general economic downturns have also adversely affected our ability to generate revenues from customers in the telecommunications, defense and other industries. In addition, the types of applications and commercial products for the telecommunications and defense markets are continuing to develop and are rapidly changing, and these markets are characterized by an increasing number of new entrants whose products may compete with ours. As a result, we cannot predict the future growth of (or whether there will be future growth in) these markets, and demand for object-oriented databases applications in these markets may not develop or be sustainable. We also may not be successful in attaining a significant share of these markets due to competition and other factors, such as our limited size and working capital. Moreover, potential customers in these markets generally develop sophisticated and complex applications that require substantial consulting expertise to implement and optimize. There can be no assurance that we can hire and retain adequate skilled personnel to provide such ongoing consulting services.

We rely on a substantial portion of our revenues being generated through our international operations and will continue to do so in the future. A large portion of our revenues is derived from customers located outside North America, and it is critical for us to maintain these international revenues. Following our 2004 acquisition of Poet, which had a strong European presence, international revenues have represented a larger percentage of our total revenues than they had prior to that time. Consequently, we maintain a significant portion of our workforce in Germany and must conduct our operations internationally and maintain a significant presence in international markets. For fiscal 2009, international revenues derived from customers outside North America made up approximately 62% of our total revenues for the fiscal year, compared to 63% for fiscal 2008 and 54% for fiscal 2007. Our North American revenues were 38% of total revenues for fiscal 2009, compared to 37% for fiscal 2008 and 46% for fiscal 2007. Most of our non-North American revenues are derived from Northern Europe, but we recently have taken initial steps to develop a new distribution channel in China in an effort to expand our customer base and future revenues. We have substantially less experience in the sale and marketing of our products and services in China and there can be no assurance that our efforts to develop new customers there will be successful or will not result in increased sales and marketing costs that may not generate corresponding revenue, which would adversely affect our operating results. We expect international revenues to continue to be critical to our operations and cash flows.

International Operations pose unique risks. Our international operations are subject to a number of unique risks in addition to the risks faced by our domestic operations. These risks include, but are not limited to the following areas:

- longer receivable collection periods;
- adverse changes in regulatory requirements;
- dependence on independent resellers;
- fluctuations in foreign exchange rates;
- compliance with multiple and conflicting laws, regulations and technology standards in different jurisdictions, some of which are more burdensome and restrictive than U.S. laws;
- import and export restrictions, tariffs and other regulatory restrictions;
- difficulties in, and increased costs of, staffing and managing foreign operations;
- potentially adverse tax consequences arising from international operations and inter-company transactions;
- the burdens of complying with a variety of foreign laws, including more protective employment laws affecting our sizable workforce in Germany;
- limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries; and
- the impact of business cycles, economic and political instability and potential hostilities outside the United States.

In addition, in light of increasing concerns about global security and terrorism, and the recent global economic downturn, there may be additional risks of disruption to our international sales activities. Any prolonged disruption in the markets in which we derive significant revenues may potentially have a material adverse impact on our revenues and results of operations.

Efforts to expand and diversify our product line may adversely affect our operating results and may not result in the development of successful new products. In order to sustain our revenues, we may need to develop new products to expand and diversify our product offerings beyond our core products, VOD, FastObjects and db4o. However expanding our product line will likely require substantial marketing, research and development and sales expenditures, and in some cases product acquisition costs, with no assurance that we will receive incremental additional revenue from such new products. To develop successful new products typically requires us to incur significant marketing expenditures to determine the viability of new products and applications and target customers, as well as substantial research and development expenditures and additional sales expense associated with selling new products to new customers. A significant portion of such expenses would likely be incurred well in advance of our recognition of any revenues from such new products, and thus could adversely affect our results of operations and cash flows for certain fiscal periods before we derive any significant revenues from such new products. In addition, there can be no assurance that any new products will be accepted in the marketplace or generate meaningful amounts of revenue or net income. Failure to develop successful new products may adversely affect our ability to successfully market other products and our future revenues. Consequently, the Company must act carefully when making product or technology development decisions. In December 2008 we acquired the db4o database assets of Servo Software, with the objective of giving us a new product, as well as access to new customers and additional revenue opportunities. However the financial costs of this acquisition and associated operational costs has adversely affected our results of operations for fiscal year 2009 and may continue to do so.

In order to be successful, Versant must attract, retain and motivate key employees, for whom competition is intense; and failure to do so could seriously harm the Company, particularly given the smaller size of our executive management team. In order to effectively execute our business strategy, we must attract, retain and motivate our executives and other key employees, including those in managerial, sales and technical positions. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel. The loss of the services of one or more of our key employees could have a material adverse effect on our business, particularly so given the relatively smaller size of our executive management team, which currently consists of Jochen Witte, our President and Chief Executive Officer, and Jerry Wong, our Vice President Finance, Chief Financial Officer and Secretary. In December 2008, the employment of our Executive VP of Field Operations, who was based in Germany, terminated and that officer's duties have been partially assumed by Jochen Witte, Versant's President and Chief Executive Officer, which has increased his responsibilities. In May 2009 we hired a manager to assume responsibility for our North American sales team. Our future success also depends on our continuing ability to attract, train and motivate highly qualified technical, sales and managerial personnel. Constraints on our ability to offer compensation at levels that may be offered by larger competitors and other circumstances may adversely affect our ability to attract and retain key management in the future. We must continue to motivate our employees and keep them focused on the achievement of our strategies and goals. We now employ a sizable German workforce subject to German employment law, which generally provides greater financial protection to terminated employees than does United States law. Consequently, failure to retain our German employees may cause us to incur significant severance costs, which could adversely affect our operating results and financial condition.

Our personnel, management team and operations are located in different countries and as a result, we may experience difficulty in coordinating our activities and successfully implementing Company goals. Following our 2004 merger with Poet, we acquired significant operations and personnel in Europe, and now have approximately 40 employees based in Europe whose activities must be well coordinated with those of our U.S. workforce and our other employees. Our management team resides in both our U.S. headquarters in Redwood City, California, where our Chief Financial Officer is located, and in our offices in Hamburg, Germany, where our Chief Executive Officer resides. The significant geographic dispersion of our management team and our workforce may make it more difficult for us to successfully manage our long-term objectives, coordinate activity across the Company, and integrate our operations and business plans and causes us to incur certain additional travel and other expenses to maintain communications between our various offices.

We are subject to litigation and the risk of future litigation. During fiscal 2006, we settled a litigation that commenced in the last quarter of fiscal 2004 when we were sued by Systems America, Inc., a privately held company, in an action which alleged that, prior to our acquisition of a smaller privately-held company in November 2002, persons associated with that company misappropriated trade secrets and confidential information of Systems America, unfairly competed with Systems America with respect to its customer relationships, and infringed Systems America's trademarks and trade names. Additionally, during fiscal 2008, we settled another related litigation in which a prior customer was seeking indemnification from us for costs the customer had incurred in defending a suit brought against it by Systems America Inc., which alleged that a Versant product that was discontinued in 2004 infringed Systems America's intellectual party. Litigation can be expensive to defend, can consume significant amounts of management time and can result in judgments or settlements that could have adverse effects on our results of operations, financial condition and cash reserves.

We will incur increased costs to comply with certain requirements of the Sarbanes-Oxley Act of 2002 and regulations relating to corporate governance matters and public disclosure. The provisions of the Sarbanes-Oxley Act of 2002, related rules adopted or proposed by the SEC and by the NASDAQ Stock Market and recent accounting pronouncements, including accounting rules regarding the expensing of stock options and accounting for uncertainty in income taxes, have increased our costs to evaluate the implications of these laws, regulations and standards and comply with their requirements. Compliance with these will increase our general and administrative expenses in fiscal 2010 when we again become subject to the assessment and auditor attestation provisions regarding internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. In addition, to maintain high standards of corporate governance and public disclosure, we intend to invest resources to comply with existing requirements and standards.

Although we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis, and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"), and the rules and regulations promulgated by the SEC to implement SOX 404, we are required to furnish an annual report in our Form 10-K regarding the effectiveness of our internal control over financial reporting. The report's assessment of our internal control over financial reporting as of the end of our fiscal year must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Management's assessment of internal control over financial reporting requires management to make subjective judgments and, because this requirement to provide a management report has only been in effect since 2004, some of our judgments will be in areas that may be open to interpretation. Therefore, we may have difficulties in assessing the effectiveness of our internal controls, and our auditors, who will be required in the future, to issue an attestation report along with our management report, may not agree with management's assessments.

Although we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls is subject to the risk that our controls may become inadequate. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to provide an attestation report regarding the effectiveness of our internal controls, or qualify such report or fail to provide such report in a timely manner), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

Adoption and application of accounting regulations and related interpretations and policies regarding revenue recognition could cause us to defer recognition of revenue or recognize lower revenues and profits. Although we use standardized license agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in multi-element or multi-year transactions. As our transactions increase in complexity with the sale of larger, multi-product, multi-year licenses, negotiation of mutually acceptable terms and conditions with our customers can extend the sales cycle for our products and, in certain situations, may require us to defer recognition of revenue on such licenses. We believe that we are in compliance with ASC 985-605, *Software, Revenue Recognition*; however, these future, more complex, multi-element, multi-year license transactions, which may require additional accounting analysis to account for them accurately, could lead to unanticipated changes in our current revenue accounting practices and may contain terms affecting the timing of our revenue recognition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited. Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership which are beyond our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may be subject to limitations, which could potentially result in increased tax liability to us in the future.

Failure to adequately protect our intellectual property could impair our ability to successfully compete. Despite our efforts to protect our proprietary rights, third parties may attempt to misappropriate or copy aspects of our products, obtain or wrongfully use information we regard as proprietary or use or make unauthorized copies of our products or technologies in violation of license agreements. Policing unauthorized use of our products is difficult and enforcing our proprietary rights is potentially expensive. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of the United States. Shrink-wrap licenses may be wholly or partially unenforceable under the laws of certain jurisdictions and copyright and trade secret protection for software may be unavailable or very difficult to effectively enforce in certain foreign countries. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technologies, which they could then market and sell to our customers, which could have an adverse impact on our revenues.

We may be subject to claims of intellectual property infringement. Developers of software such as the Company are frequently subject to infringement claims as the number of products, competitors and patents in our industry sector grows. Intellectual property infringement litigation can also arise from acquisitions by the Company of businesses or assets. For example, in 2004 we were the subject of a suit alleging that a company we purchased misappropriated intellectual property and the plaintiff in this litigation also brought an action against one of our customers on related facts, which resulted in that customer making a claim for indemnification against us. Although these suits were settled, any claim of this type, whether meritorious or not, could be time-consuming, could result in significant litigation expenses, could cause product shipment delays and require us to enter into royalty or licensing agreements or pay amounts in settlement of the claims or pursuant to judgments. If any of our products or technologies were found to infringe third-party rights, royalty or licensing agreements to use such third-party rights might not be available on terms acceptable to us, or at all, and we might be enjoined from marketing an infringing product or technology, each of which circumstances could have a material adverse effect on our business, operating results and financial condition.

We may engage in future acquisitions of businesses or assets that could dilute our shareholders and cause us to incur debt or assume contingent liabilities. As part of our strategy, we may from time to time review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer us growth opportunities. In the event of any future acquisitions, we potentially might take any or all of the following actions:

- pay amounts of cash to acquire assets or businesses;
- issue stock that would dilute current shareholders' percentage ownership;
- incur debt; and/or
- assume liabilities.

Such acquisitions also involve numerous risks, including the following:

- problems combining the acquired operations, technologies or products or integration of new personnel;
- the incurrence of substantial transaction costs to effect such acquisitions;
- the incurrence of unanticipated costs in completing such acquisitions or in inheriting unforeseen liabilities and expenses of acquired businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have no or limited prior experience; and

• potential loss of key employees of purchased organizations.

For example, in December 2008 we acquired from privately-held Servo Software Inc., for cash, assets associated with Servo Software's db4o open source database solution for the embedded device market. We acquired these assets with the objective of expanding our product line and obtaining access to new customers and additional revenue opportunities. However this acquisition continues to be subject to many of the risks of acquisitions outlined above, including the fact that this product may generate losses for future fiscal periods and adversely affect our results of operations. In addition, the db4o business employees are located in many different countries, and thus, we face additional challenges in integrating these new personnel and retaining them. The loss of any of the db4o team members who joined us following the acquisition could adversely affect our business and financial objectives for this acquisition and result in additional costs.

There can be no assurance that we will be able to successfully integrate the db4o business or any other businesses, products or technologies that we might purchase in the future.

Our common stock is listed on the NASDAQ Capital Market. The listing of our common stock on The NASDAQ Capital Market may be perceived as a negative by investors and may adversely affect the liquidity and trading price of our common stock. We may be unable to list our common stock on The NASDAQ Global Market System, or NGMS.

Charges to earnings resulting from our acquisition of businesses or assets may adversely affect the market value of our common stock. In accordance with U.S. generally accepted accounting principles, we account for our merger with Poet, our acquisition of FastObjects, Inc. and our fiscal 2009 acquisition of the db4o assets of Servo Software using the purchase method of accounting, which result in charges to earnings that could have a material adverse effect on the market value of our common stock. Under the purchase method of accounting, we have allocated the total estimated purchase price of Poet, FastObjects and db4o to net tangible assets and amortizable intangible assets based on their fair values as of the respective dates of the closing of these acquisitions, and recorded the excess of the purchase price over those fair values as goodwill. We will incur additional amortization expense over the useful lives of certain intangible assets acquired in connection with these acquisitions, which will extend into future fiscal years. In addition, to the extent the value of goodwill or intangible assets is impaired we may be required to incur material charges relating to the impairment of those assets. Such amortization and potential impairment charges could have a material impact on our results of operations.

Our stock price is volatile. Our revenues, operating results and stock price have historically been and may continue to be subject to significant volatility, particularly on a quarterly basis. We have previously experienced revenues and earnings results that were significantly below levels expected by investors, which have had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future. Additionally, as a significant portion of our revenues are often realized late in a fiscal quarter, we may not be aware of any revenues shortfall until late in a quarter, which, when announced, could result in an even more immediate and adverse effect on the trading price of our common stock. In addition, we have a relatively smaller number of holders of our stock and the market for our common stock is characterized by relatively small sales volumes, which contributes to the volatility of our stock price and its sensitivity to larger trades of stock. In December 2008, our Board of Directors approved a stock repurchase program under which the Company repurchased $3.2 million worth of our outstanding common shares. In November 2009, our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to potentially repurchase up to $5.0 million of its common stock in fiscal year 2010. Repurchases of our shares will reduce the number of our outstanding common shares and might incrementally increase the potential for volatility in our stock by reducing the potential volumes at which our common shares may trade in the public markets.

The Company may face risks associated with the trend of increased shareholder activism. Publicly traded companies have increasingly become subject to campaigns by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company. Given the Company's market capitalization and other factors, it is possible that shareholders may in the future attempt to effect such changes or acquire control over the Company. Responding to proxy contests and other actions by activist shareholders would be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors and senior management from the pursuit of business strategies, which could adversely affect the Company's results of operations and financial condition.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses. Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. Our corporate headquarters Redwood City, California, is located near major earthquake faults. The ultimate impact on us and our general infrastructure of being located near major earthquake faults is unknown, but our revenue, profitability and financial condition could suffer in the event of a major earthquake or other natural disaster. Losses and interruptions could also be caused by earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, typhoons, fires, extreme weather conditions, medical epidemics such as the recent flu outbreak and other natural or manmade disasters.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal administrative, sales and marketing operations are headquartered at an approximately 6,800 square foot office facility we lease that is located at 255 Shoreline Drive, Suite 450, Redwood City, California 94065. Our current lease of this facility commenced in June 2007 and was extended in September 2009 for a total term of 72 months ending in May 2013.

Our international subsidiary in Hamburg, Gmbh has entered into a lease for new office space commencing in December 2009 for a term of 60 months. Our prior Hamburg office lease expired by its terms as of December 31, 2009. Our international subsidiary in Pune, India, which is currently winding down its affairs, has an office lease which expires as of February 28, 2010. We believe that all of our current facilities are in reasonably good operating condition and will be adequate for our requirements for the next several years. Based on current commercial real estate market conditions, we believe that we will be able to lease alternative comparable facilities in Germany or in the U.S. if required to do so.

Item 3. Legal Proceedings.

We may from time to time be subject to legal proceedings in the ordinary course of business. Currently, we are not subject to any material legal proceedings required to be disclosed under this Item 3.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is listed on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) under the symbol "VSNT." Our common stock commenced trading on the Nasdaq National Market on July 18, 1996. From July 19, 1999 until March 7, 2000, our common stock was traded on the Nasdaq SmallCap Market. From March 8, 2000 until September 30, 2002, our common stock was traded on the Nasdaq National Market. Our common stock has been traded on the Nasdaq Capital Market since October 1, 2002. We requested that listing of our common stock be transferred to the Nasdaq Capital Market as of October 1, 2002 since at that time it seemed unlikely that, in the near term, we would continue to be able to satisfy the then-applicable listing criteria of the Nasdaq National Market System.

The following table lists the high and low bid prices of our common stock reported on the Nasdaq Capital Market for the periods indicated during the last two fiscal years.

Fiscal year ended October 31, 2009	High	Low
Fourth quarter	$19.59	$14.86
Third quarter	$15.99	$13.34
Second quarter	$17.69	$11.90
First quarter	$16.70	$11.50
Fiscal year ended October 31, 2008		
Fourth quarter	$30.50	$14.99
Third quarter	$33.44	$24.02
Second quarter	$31.14	$23.46
First quarter	$30.32	$18.66

Shareholders

There were approximately 86 holders of record of our common stock as of January 27, 2010. We believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividend Policy

We have neither declared nor paid any cash dividends on our common stock in the past. We currently intend to retain future earnings, if any, to fund development and growth of our business and, therefore, do not at this time anticipate that we will declare or pay cash dividends on our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

Versant made no issuances of unregistered securities in fiscal 2009.

Issuer Purchases of Equity Securities

On December 1, 2008, Versant's Board of Directors approved a stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise. The stock repurchase program expired by its terms on October 31, 2009. Versant acquired 222,688 common shares on the open market for approximately $3.2 million at an average purchase price of $14.52 per share under this stock repurchase program.

The stock repurchase activity under our stock repurchase program during the three months and fiscal year ended October 31, 2009 is summarized in the following table:

	Total Number of Shares Purchased	Average Price(1) Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value That May Yet Be Purchased Under the Plans or Programs
Period:				
August 1, 2009–August 31, 2009	1,678	$14.95	1,678	$1,995,907
September 1, 2009–September 30, 2009	14,633	$15.65	14,633	$1,766,901
October 1, 2009–October 31, 2009	—	$ —	—	$1,766,901
Three months ended October 31, 2009	16,311	$15.58	16,311	
December 1, 2008–July 31, 2009	206,377	$14.43	206,377	
Fiscal year 2009 stock repurchase activity	222,688	$14.52	222,688	

(1) Average price paid per share is calculated on a settlement basis and excludes commission.

On November 30, 2009 our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2010, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued, or extended at any time by the Company.

Stock Price Performance Graph and Cumulative Total Return

The graph below compares the cumulative total stockholder return on Versant common stock with the cumulative total return on the Nasdaq Composite Index and the Nasdaq Computer and Data Processing Index for each of the last five fiscal years ended October 31, 2009, assuming an investment of $100 at the beginning of such period and the reinvestment of any dividends. The comparisons in the graphs below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Versant Corporation, The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index


$300
$250
$200
$150
$100
$50
$0
10/04
10/05
10/06
10/07
10/08
10/09

Versant Corporation --△-- NASDAQ Composite ----○---- NASDAQ Computer & Data Processing

* $100 invested on 10/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending October 31.

Item 6. Selected Financial Data

The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report and the Consolidated Financial Statements and related Notes of Versant included in Item 8 of this report. The selected consolidated balance sheet data as of October 31, 2009 and 2008 and selected consolidated statements of income data for the years ended October 31, 2009, 2008 and 2007, are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated balance sheet data as of October 31, 2007, 2006 and 2005 and the selected consolidated statements of operations data for the years ended October 31, 2006 and 2005 were derived from audited consolidated financial statements not included in this report. Our historical results are not necessarily indicative of our future results.

	Fiscal Year Ended October 31,				
	2009	2008	2007	2006	2005
Consolidated statements of operations data:					
Total revenues	$18,150	$25,298	$21,150	$16,745	$ 15,746
Gross profit	$15,919	$23,116	$19,112	$13,654	$ 12,475
Income (loss) from operations(1)(2)(3)(4)(5)	$ 4,045	$ 9,951	$ 7,664	$ 3,515	$(15,451)
Net income (loss) from continuing operations before income taxes	$ 4,277	$10,822	$ 8,196	$ 3,992	$(14,934)
Net income (loss) from continuing operations(6)	$ 4,839	$ 9,391	$ 7,329	$ 3,602	$(14,971)
Net income (loss)	$ 4,839	$ 9,489	$ 7,633	$ 4,301	$(14,554)
Per Share Data:					
Net income (loss) from continuing operations, basic	$ 1.33	$ 2.52	$ 2.01	$ 1.01	$ (4.23)
Net income (loss) from continuing operations, diluted	$ 1.32	$ 2.48	$ 1.98	$ 1.01	$ (4.23)
Net income (loss), basic	$ 1.33	$ 2.54	$ 2.09	$ 1.20	$ (4.11)
Net income (loss), diluted	$ 1.32	$ 2.51	$ 2.06	$ 1.20	$ (4.11)

	October 31,				
	2009	2008	2007	2006	2005
Consolidated balance sheets data:					
Cash and cash equivalents	$27,812	$27,234	$19,086	$ 8,231	$ 3,958
Total assets(7)	$41,373	$38,561	$30,466	$20,261	$ 16,246
Total long-term liabilities	$ 272	$ 374	$ 674	$ 770	$ 897
Total stockholders' equity(8)	$36,257	$33,154	$23,165	$13,792	$ 8,988

(1) In fiscal 2005, charges of approximately $12.9 million related to impairment of goodwill and intangible assets were recorded.

(2) Restructuring charges of approximately $139,000, $218,000 and $638,000 were recorded in fiscal 2009, 2006 and 2005, respectively.

(3) In fiscal 2007, a loss on the liquidation of a foreign subsidiary of approximately $245,000 was recorded.

(4) Beginning in fiscal year 2006, we determined stock-based compensation expense in accordance with ASC 718.

(5) In fiscal 2008, a charge of $800,000 to settle litigation was recorded in operating expenses.

(6) In fiscal 2009, we released approximately $939,000 of the valuation allowance against our net deferred tax assets.

(7) In fiscal 2009, we acquired the assets of db4o for approximately $2.4 milllion.

(8) In fiscal 2009, we repurchased 222,688 shares of Versant common stock for approximately $3.2 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

As indicated in the paragraph above in Item 1 of this report, this Form 10-K (including this Item 7) contains certain forward-looking statements within the meaning of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These forward-looking statements include, among other things, statements regarding the Company's expected future financial performance, assets, liquidity and trends anticipated for the Company's business. These statements are based on the Company's current expectations, assumptions, estimates and projections about the Company's business, the Company's industry and the market for the Company's goods and services, which are based on information that is reasonably available to the Company as of the date of this report. Forward-looking statements may include words such as "believes," "anticipates," "expects," "intends," "plans," "will," "may," "should," "estimates," "predicts," "forecasts," "guidance," "potential," "continue" or the negative of such terms or other similar expressions.

We caution readers that these forward-looking statements are not assurances of our future performance or financial condition and are subject to and involve significant known and unknown risks, uncertainties and other factors that may cause the Company's actual operating results, financial condition, levels of activity, performance or achievement to be materially different from any future operating results, financial condition, levels of activity, performance or achievements that are expressed, estimated, forecasted, projected, implied in, anticipated or contemplated by the forward-looking statements. These known and unknown risks, uncertainties and other factors include, but are not limited to, those risks, uncertainties and factors discussed in Item 1A of this report under the heading "Risk Factors." Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, financial performance or financial condition. Versant undertakes no obligation to revise or update any forward-looking statement in order to reflect events or circumstances that may arise or occur after the date of this report.

Background and Overview

We design, develop, market and support high performance, object-oriented database management solutions and provide related maintenance and professional services. Our products and services address the complex data management needs of enterprises and providers of products requiring data management functions. Our products and services collectively comprise our single operating segment, which we call "Data Management."

Our end-user customers typically use our products to manage data for business systems and to enable these systems to access and integrate data necessary for the customers' data management applications. Our data management products and services offer customers the ability to manage real-time, XML and other types of hierarchical and navigational data. We believe that by using our data management solutions, customers cut their hardware costs, accelerate and simplify their development efforts, significantly reduce administration costs and deliver products and services with a significant competitive edge.

Our Data Management business is currently comprised of the following key products:

- *Versant Object Database or "VOD",* previously known as VDS, an eighth generation object-oriented database management system that is used in high-performance, large-scale, real-time commercial applications in distributed computing environments. We also offer several optional ancillary products for use with Versant Object Database to extend its capabilities, provide compatibility and additional protection of stored data.
- *FastObjects*, an object-oriented database management system that can be embedded as a high performance component into customers' applications and systems.

- *db4o*, an open source object-oriented database software solution targeted towards the embedded device market.

Our Versant Object Database product offerings are used primarily by larger organizations, such as technology providers, telecommunications carriers, government defense agencies, defense contractors, healthcare companies and companies in the financial services and transportation industries, each of which have significant large-scale data management requirements. With the incorporation of the FastObjects solution into our product line following our March 2004 merger with Poet Holdings, Inc., we expanded the scope of our solutions to also address the data management needs of smaller business systems. By our recent acquisition of db4o in December 2008, we further expanded the scope of our solutions to include the embedded market.

Our customers' data management needs can involve many business functions, ranging from management of the use and sharing of a company's internal enterprise data to the processing of externally originated information such as customer enrollment, billing and payment transaction data. Our solutions have also been used to solve complex data management issues such as fraud detection, risk analysis and yield management and can be adapted for use with many different applications.

In addition to our product offerings, we provide maintenance and technical support services to assist users in using our products. We also offer a variety of consulting and training services to assist users in developing and deploying applications based on Versant Object Database, FastObjects and db4o.

We license our products and sell associated maintenance, training and consulting services to end-users through our direct sales force and through value-added resellers, systems integrators and distributors.

In addition to these products and services, we resell related software developed by third parties. To date, substantially all of our revenues have been derived from the following data management products and related services:

- Sales of licenses for Versant Object Database and FastObjects;
- Maintenance and technical support services for our products;
- Consulting and training services;
- Nonrecurring engineering fees received in connection with providing services associated with Versant Object Database;
- The resale of licenses, and maintenance, training and consulting services for third-party products that complement Versant Object Database;
- Reimbursements received for out-of-pocket expenses, which we incurred and are recorded as revenues in our statements of income.

Continued Adverse Global Economic Conditions Are Negatively Impacting Our Business

The national and global economies and financial markets have continued to experience a severe downturn stemming from a multitude of factors, including adverse credit conditions, slower economic activity, concerns about failures or the instability of major financial institutions and other businesses, inflation and deflation, high rates of unemployment, reduced corporate profits and capital spending, adverse business conditions, liquidity concerns and other factors. As a result of these conditions, the United States and global economies are in a significant recession, which may continue for a significant length of time. The severity of these economic and financial market conditions and the length of time they may persist are unknown.

Our business has been negatively affected by these ongoing worldwide economic conditions. It is unclear when the macroeconomic environment may improve. During fiscal year 2009, our selling environment remained very challenging, causing customers to delay or reduce technology purchases or to make smaller investments in our solutions. We are seeing continuing pressures on our customers' budgets, and while facing uncertainty and cost pressures in their own businesses, some of our customers are deferring purchases of our products. The difficult and uncertain economic conditions caused some of our customers to face financial challenges during fiscal 2009 and they may continue to face such challenges for the foreseeable future. The current economic downturn in our customers' industries has contributed to the recent substantial reduction in our revenue, particularly our license revenue, and could continue to harm our business, operating results and financial condition.

Financial Highlights for Fiscal 2009

- Our net revenues in fiscal 2009 were $18.2 million, a decrease of $7.1 million (or 28%) from net revenues of $25.3 million in fiscal 2008. This decrease in revenues was primarily due to fewer license transactions and the relative absence of larger license transactions. In 2009, license revenues have been negatively impacted by the weakened global economy. No customer accounted for more than 10% of total revenues for the fiscal year. We depend heavily on our installed customer base for future revenues from maintenance renewal fees.
- Net income for fiscal 2009 was $4.8 million compared to a net income of $9.5 million in fiscal 2008. Net income from continuing operations for fiscal 2009 was $4.8 million compared to net income from continuing operations of $9.4 million in fiscal 2008. The decrease in net income from continuing operations in fiscal 2009 was primarily due to the decrease in our revenues, and was partially offset by operating expense reductions and a decrease in the provision for income taxes. The decrease in or the provision for income taxes resulted primarily from an adjustment that represented management's judgment of the realizability of the Company's deferred tax assets.
- Our combined sales and marketing, research and development, general and administrative and restructuring expenses were $11.9 million in fiscal 2009, a decrease of $1.3 million (or 10%) from $13.2 million reported in fiscal 2008. This decrease was primarily due to an approximately $1.8 million decrease in our general and administrative expenses, partially offset by an approximately $500,000 increase in sales and marketing expenses during fiscal 2009.
- Cash provided by operations in fiscal 2009 was $5.8 million compared to $8.7 million of cash provided by operations in fiscal 2008. The decrease in cash provided by operations in fiscal 2009 was primarily due to an approximately $4.7 million reduction in operating income offset by a decrease in trade accounts receivable.
- Cash used in investing activities in fiscal 2009 was $2.5 million compared to $240,000 in fiscal 2008. The increase in cash used in investing activities was related to our acquisition of the db4o assets.
- Cash used in financing activities in fiscal 2009 was $3.0 million compared to cash provided of $782,000 in fiscal 2008. The increase in cash used in financing activities in fiscal 2009 was due to our use of approximately $3.2 million to repurchase shares of our common stock pursuant to our fiscal 2009 stock repurchase program, together with a decrease in the proceeds we received from issuance of common stock. During fiscal 2009, our cash and cash equivalents balance increased by $578,000 to $27.8 million at October 31, 2009 compared to $27.2 million at October 31, 2008.

Fiscal 2009 and Beyond

During fiscal 2009, we focused our sales and marketing efforts on our data management products, (Versant Object Database, FastObjects and db4o) and on related maintenance, consulting and training services. Versant Object Database was the key focus of our marketing efforts and the major source of our license and service revenues in fiscal 2009.

We again expect to derive most of our revenues in fiscal 2010 from Versant Object Database, FastObjects and db4o licenses and related services.

On December 1, 2008 we acquired the assets of the database software business of privately-held Servo Software, Inc. (formerly db4objects, Inc.) for $2.4 million in cash. db4o is an open source object database software solution targeting the embedded device market. It is distributed under free open source licenses to a large, open source community of approximately 60,000 registered members located around the world, and in some cases is licensed on a fee-bearing basis to certain customers for redistribution.

Like many other software companies, we do not operate with a significant backlog of orders. Our license revenues, in particular, are difficult to forecast. The outlook into the Company's anticipated performance in fiscal 2010 is more uncertain than in prior years, due principally to the recent significant worldwide recession. In addition, Versant has plans to increase its sales and marketing spending levels by approximately 20% in fiscal 2010 compared to the prior fiscal year. The Company expects to recognize benefits from these additional sales and marketing expenditures over the medium term, and currently expects its total revenues in fiscal year 2010 to be essentially unchanged from its fiscal year 2009 total revenues of $18.2 million. Due to the projected increased spending in sales and marketing and anticipated SOX 404 compliance costs, the Company is currently projecting income from operations of approximately $2.8 million for fiscal year 2010. Without limitation, the estimates, forecasts and other statements in this paragraph are forward-looking statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of our assets and liabilities at the date of our financial statements and of our revenues and expenses during the reporting period covered by our financial statements. We base these estimates and judgments on information reasonably available to us, such as our historical experience and trends, industry, economic and seasonal fluctuations and on our own internal projections that we derive from that information. Although we believe our estimates to be reasonable under the circumstances, there can be no assurances that such estimates will be accurate given that the application of these accounting policies necessarily involves the exercise of subjective judgment and the making of assumptions regarding many future variables and uncertainties. We consider "critical" those accounting policies that require our most difficult, subjective or complex judgments, and that are the most important to the portrayal of our financial condition and results of operations. These critical accounting policies relate to revenue recognition, goodwill and acquired intangible assets, and income taxes.

Revenue Recognition

We recognize revenues in accordance with accounting principles generally accepted in the United States of America ("GAAP"), as set forth in:

- Accounting Standards Codification (ASC) 985-605, *Software, Revenue Recognition,* (formerly known as and comprised of Statement of Position ("SOP") 97-2, *Software Revenue Recognition,* SOP 98-9 and Modification of SOP 97-2, *Software Revenue Recognition with Respect to Certain Transactions),*

- ASC 605-35, *Revenue Recognition, Construction-Type and Production-Type Contracts,* (formerly known as SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*.)

Our revenues consist mainly of revenues earned under software license agreements, maintenance support agreements (otherwise known as post-contract customer support or "PCS") and, to a lesser degree, agreements for consulting and training activities.

We use the residual method to recognize revenues when a license agreement includes one or more elements to be delivered by us at a future date. If there is an undelivered element under the license arrangement, we defer revenues based on vendor-specific objective evidence ("VSOE") of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If VSOE of fair value does not exist for all undelivered elements of a transaction, we defer all revenues from that transaction until sufficient evidence of the fair value exists or until all elements have been delivered. Under the residual method, discounts are allocated only to the delivered elements in a multiple element arrangement, with any undelivered elements being deferred based on the vendor-specific objective evidence of the fair value of such undelivered elements. We typically do not offer discounts on future undeveloped products.

Revenues from software license arrangements, including prepaid license fees, are recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists.
- Delivery has occurred and there are no future deliverables except PCS.
- The fee is fixed and determinable. If we cannot conclude that a fee is fixed and determinable, then assuming all other criteria have been met, we recognize the revenues as payments become due in accordance with ASC 985-605.
- Collection is reasonably assured.

If an acceptance period or other contingency exists, revenues are not recognized until customer acceptance or expiration of the acceptance period, or until satisfaction of the contingency, as applicable. Our license fees are generally non-cancelable and non-refundable. Also, our customer agreements for prepaid deployment licenses do not make payment of our license fees contingent upon the actual deployment of the software. Therefore, a customer's delay or acceleration in its deployment schedule does not impact our revenue recognition in the case of a prepaid deployment license.

Revenues from related PCS for all product lines are usually billed in advance of the service being provided and are deferred and recognized on a straight-line basis over the term in which the PCS is to be performed, which is generally twelve months. In some cases PCS revenues are paid in arrears of the service being provided and are recognized as revenues at the time the customer provides a report to us for deployments made during a given time period. Training and consulting revenues are recognized when a purchase order is received, the services have been performed and collection is deemed probable. Consulting services are billed on an hourly, daily or monthly rate. Training classes are billed based on group or individual attendance.

We categorize our customers into two broad groups, End-Users and Value Added Resellers (VARs). End-User customers are companies who use our products internally and do not redistribute our product outside of their corporate organizations. VAR customers include traditional Value Added Resellers, Systems Integrators, Original Equipment Manufacturers ("OEMs") and other vendors who redistribute our products to their external third party customers, either separately or as part of an integrated product.

We license our data management products through two types of perpetual licenses—development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop and test an application program that uses our software product. Prior to an End-User customer being able to deploy an application that it has developed under our development license, it must purchase deployment licenses in which the license fees are based on the number of computers connected to the server that will run the application using our product, or for certain applications, are based on the number of users.. Pricing of Versant Object Database and FastObjects licenses varies according to several factors, including the number of computer servers on which the application runs and the number of users that are able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project. These development and deployment licenses may also provide for prepayment to us of a nonrefundable amount for future deployment.

VARs and distributors purchase development licenses from us on a per seat basis on terms similar to those of development licenses that we sell directly to End-Users. VARs are authorized to sublicense deployment copies of our data management products that are either bundled or embedded in the VAR's applications and sold directly to End-Users. VARs are required to report their distribution of our software and are charged a royalty that is either based on the number of copies of the application software that are distributed or computed as a percentage of the selling price charged by the VARs to their end-user customers. These royalties from VARs may be prepaid in full or paid upon deployment. Provided that all other conditions for revenue recognition have been met, revenues from arrangements with VARs are recognized, (i) as to prepaid license arrangements, when the prepaid licenses are sold to the VAR, and (ii) as to other license arrangements, at the time the VAR provides a royalty report to us for sales made by the VAR during a given period.

Revenues from our resale of third-party products or services are recorded at total contract value with the corresponding cost included in the cost of sales when we act as a principal in these transactions by assuming the risks and rewards of ownership (including the risk of loss for collection, delivery or returns). When we do not assume the risks and rewards of ownership, revenues from the resale of third-party products or services are recorded at contract value net of the cost of sales.

On occasion, at a customer's request, we perform engineering work to port our products to an unsupported platform, to customize our software for specific functionality, or to perform other non-routine technical assignments for a customer. In these instances, we recognize revenues in accordance with ASC 605-35, *Construction-Type and Production-Type Contracts*, and use either the time and material percentage of completion method or the completed contract method for recognizing revenues. We use the percentage of completion method if we can make reasonable and dependable estimates of labor costs and hours required to complete the work in question. We periodically review these estimates in connection with the work performed and rates actually charged and recognize any losses when identified. Progress to completion is determined using the cost-to-cost method, whereby cost incurred to date as a percentage of total estimated cost determines the percentage completed and revenue recognized. When using the percentage of completion method, the following conditions must exist:

- An agreement must include provisions that clearly specify the rights regarding goods or services to be provided and received by both parties, the consideration to be exchanged and the manner and terms of settlement.
- The customer is able to satisfy its obligations under the contract.
- Versant is able to satisfy its obligations under the contract.

The completed contract method is used when reasonable or dependable estimates of labor costs and time to complete the work cannot be made. As a result, in such situations, we defer all revenues until such time as the work is fully completed.

Management makes significant judgments and estimates in connection with the determination of the revenue we recognize in each accounting period. If we had made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized would have resulted.

Goodwill and Acquired Intangible Assets

We account for purchases of acquired companies in accordance with ASC 805, *Business Combinations*, and allocate the cost of the acquired companies to the identifiable tangible and intangible assets acquired according to their respective fair values as of the date of completion of the acquisition, with the remaining amount being classified as goodwill. Certain intangible assets, such as acquired technology, are amortized to expense over time, while in-process research and development costs, or "IPR&D", if any, are charged to operations expenditures at the time of acquisition.

In accordance with ASC 350, *Intangibles—Goodwill and Other,* we test for any goodwill impairment within our single Data Management operating segment and reporting unit. All our goodwill reflected in the financial statements included in this report has been aggregated from, and acquired in connection with, the following acquisitions:

- Versant Europe, acquired in 1997;
- Poet Holdings, Inc., acquired in March 2004;
- Technology of JDO Genie (PTY) Ltd, acquired in June 2004;
- FastObjects, Inc., acquired in July 2004; and
- db4o, acquired in December 2008.

Financial Accounting Standards Board ("FASB") guidance requires that goodwill be tested for impairment at the reporting unit level, at least annually and more frequently upon the occurrence of certain events. We use the market approach to assess the fair value of our assets and this value is compared with the carrying value of those assets to test for impairment. The total fair value of our assets is estimated by summing the fair value of our equity (as indicated by Versant's publicly traded share price and shares outstanding plus an estimated control premium) less our liabilities. Under this approach, if the estimated fair value of our assets is greater than their carrying value, then there is no goodwill impairment. If the estimated fair value of our assets is less than their carrying value, then we allocate the reporting unit's estimated fair value to its assets and liabilities as though the reporting unit had just been acquired in a business combination. The impairment loss is the amount, if any, by which the implied fair value of goodwill allocable to the reporting unit is less than that reporting unit's goodwill carrying amount and would be recorded in operating results during the period of such impairment.

Identifiable intangibles are currently amortized using the straight-line method over five years in relation to the JDO Genie (PTY) Ltd acquisition, six years in relation to the FastObjects, Inc. acquisition, seven years in relation to our acquisition of Poet, nine years in relation to the acquisition of the db4o customer relationships, and five years for other db4o related acquired intangible assets.

We performed our annual valuation and analysis of goodwill in October 2009, October 2008 and October 2007. We did not perform impairment tests related to our intangible assets during fiscal 2009, fiscal 2008 and fiscal 2007, as there were no triggering events which might indicate impairment. As a result, we determined that the value of our goodwill and intangible assets had been fairly recorded in our financial statements, and therefore no impairment charges were recorded against our goodwill and intangible assets in fiscal 2009, fiscal 2008 and fiscal 2007.

Income Taxes

We account for income taxes using the asset and liability method provided by ASC 740, *Income taxes.* We estimate our income taxes in each of the jurisdictions in which we operate and account for income taxes payable as part of the preparation of our consolidated financial statements. This process involves estimating our actual current tax expense as well as assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for financial and tax reporting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet to the extent deemed realizable. We assess the likelihood that, and the extent to which, our deferred tax assets will be realized and establish a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not. If we establish or release a valuation allowance, or increase or decrease it in a given period, then we must increase or decrease the tax provision in our statements of income.

Significant management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. Based upon our operating results in recent years and through October 31, 2009 as well as an assessment of our expected future results of operations, we determined that it had become more likely than not that we would realize a portion of our net deferred tax assets in Germany. As a result, during the fourth quarter of 2009, we released $939,000 of our valuation allowance. Due to uncertainties related to our ability to utilize the balance of our deferred tax assets, we have maintained a valuation allowance at October 31, 2009 of $36.4 million. As of October 31, 2008, we had established a full valuation allowance of $37.1 million for our deferred tax assets.

As required by ASC 740, *Income taxes*, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

We are subject to U.S. federal income taxes and to income taxes in various states in the U.S. as well as in foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local, or foreign tax examinations by tax authorities for tax years before 2004.

We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes for all periods presented, which were not significant.

Results of Operations

The following table sets forth the historical results of operations for Versant for our three fiscal years ended October 31, 2009, 2008 and 2007, expressed as a percentage of total revenues.

	Percentage of Revenues Fiscal Year Ended October 31,		
	2009	2008	2007
Revenues:			
License	50%	63%	60%
Maintenance	49	36	39
Professional services	1	1	1
Total revenues	100	100	100
Cost of revenues:			
License	1	1	1
Amortization of intangible assets	2	1	1
Maintenance	8	6	7
Professional services	1	1	1
Total cost of revenues	12	9	10
Gross profit	88	91	90
Operating expenses:			
Sales and marketing	22	14	16
Research and development	22	16	16
General and administrative	20	22	21
Loss on the liquidation of a foreign subsidiary	—	—	1
Restructuring	1	—	—
Total operating expenses	65	52	54
Income from operations	23	39	36
Interest and other income, net	1	4	3
Income from continuing operations before income taxes	24	43	39
Income tax benefit (expense)	3	(6)	(4)
Net income from continuing operations	27	37	35
Net income from discontinued operations, net of income taxes	—	1	1
Net income	27%	38%	36%

Revenues

Total Revenues: The following table summarizes our total revenues (in thousands, except percentages) for fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Total revenues	$18,150	$25,298	$21,150	$(7,148)	(28%)	$4,148	20%

Total revenues are comprised of license fees and fees for maintenance, training, consulting, technical and other support services. Fluctuations in our total revenues can be attributed to changes in economic and industry conditions, product and customer mix, general trends in information technology spending, changes in geographic mix, and the corresponding impact of changes in foreign currency exchange rates. Further, product life cycles impact revenues periodically as old contracts expire and new products are released. Our revenues as shown in the above table and in the accompanying statements of income included in this report do not include revenues from our disposed WebSphere consulting practice. Instead, as required by generally accepted accounting principles, our financial statements report former WebSphere activities as "net income from discontinued operations, net of income taxes". See Note 15 of our "Notes To Consolidated Financial Statements" in Item 8 of this report for more information regarding this transaction.

Our total revenues decreased by $7.1 million (or 28%) in fiscal 2009 compared to fiscal 2008. This decrease resulted primarily from a decrease of $6.9 million (or 43%) in license revenues in fiscal 2009 compared to fiscal 2008. The decrease in total revenues also included approximately $1.2 million resulting from unfavorable foreign currency exchange rate fluctuations comprising 17% of the $7.1 million decrease in total revenues. We believe factors that caused our license revenues to decrease in fiscal 2009 included the adverse global economic conditions, the relative absence of larger license transactions, fewer license transactions and the stronger U.S. Dollar as compared to the Euro in fiscal 2009, which resulted in lower consolidated revenues in fiscal 2009 compared to fiscal 2008. Maintenance revenues remained relatively stable in fiscal 2009 over fiscal 2008, decreasing by $208,000 (or 2%).

Our total revenues increased by $4.1 million (or 20%) in fiscal 2008 compared to fiscal 2007. This increase resulted primarily from a 26% increase in license revenues and a 10% increase in maintenance revenues in fiscal 2008 compared to fiscal 2007, and included approximately $1.7 million of revenues (comprising 42% of the $4.1 million increase in total revenues) resulting from favorable foreign currency exchange rate fluctuations. We believe factors that caused our license revenues to increase in fiscal 2008 over fiscal 2007 included continuing increased maturity and focus of our sales organization, increased acceptance and success of our VAR customers' applications with end-users, the overall reputation and acceptance of our products in the vertical markets we serve (including telecommunications and defense), and the strong Euro as compared to the U.S. Dollar in fiscal 2008, which resulted in higher consolidated revenues in fiscal 2008. Maintenance revenues increased in fiscal 2008 over fiscal 2007 primarily as a result of the increased license revenues in the same period.

No one customer accounted for 10% or more of our total revenues in fiscal 2009 and fiscal 2008 and for the quarters ended October 31, 2009 and October 31, 2008. One customer accounted for 14% of our total revenues for fiscal 2007 and one customer accounted for 21% of our total revenues for the quarter ended October 31, 2007.

The inherently unpredictable business cycle of an enterprise software company makes discernment of continued and meaningful business trends difficult. In terms of license revenues, we are still experiencing lengthy sales cycles and customers' preference for licensing our software on an "as needed" basis, versus the historical practice of prepaying license fees in advance of usage, a factor which can adversely affect the amount of our license revenues. License revenues also are a critical factor in driving the amount of our services revenues, as new license customers typically enter into support and maintenance agreements with us, from which our maintenance revenues are derived over future fiscal periods. The outlook into the Company's anticipated performance in fiscal 2010 is much more uncertain than in prior years, due principally to the significant worldwide recession.

We are currently expecting our total revenues for fiscal 2010 to be at a similar level as in fiscal 2009. Therefore, for fiscal year 2010 we currently forecast total revenues of between $17 million and $19 million.

Revenues by Category: The following table summarizes our revenues by category (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Total revenues by category:							
License	$ 9,045	$15,922	$12,681	$(6,877)	(43)%	$3,241	26%
Maintenance	8,833	9,041	8,225	(208)	(2)	816	10
Professional services	272	335	244	(63)	(19)	91	37
Total	$18,150	$25,298	$21,150	$(7,148)	(28)%	$4,148	20%
Percentage of revenues by category:							
License	50%	63%	60%				
Maintenance	49	36	39				
Professional services	1	1	1				
Total	100%	100%	100%				

Fiscal 2009 Compared to Fiscal 2008

License revenues: License revenues represent perpetual license fees received and recognized from our End-Users and Value Added Resellers.

License revenues were $9.0 million (or 50% of total revenues) for fiscal 2009, a decrease of approximately $6.9 million (or 43%) from $15.9 million (or 63% of total revenues) reported for fiscal 2008. The reduced license revenues for fiscal 2009 were mainly attributable to fewer larger license transactions and included unfavorable foreign currency fluctuations of approximately $677,000 comprising 10% of the $6.9 million decrease in license revenues. During fiscal year 2008 we derived approximately $5.3 million of revenues from several significant license transactions with four telecommunications customers, whereas we did not have comparable license transactions of this scale during fiscal year 2009.

The majority of our license revenues in fiscal 2009 continued to be transactions with existing VAR customers in the telecommunications industry, which was our largest vertical market in fiscal 2009.

Maintenance revenues: Maintenance and technical support revenues include revenues derived from maintenance agreements, under which we provide customers with internet and telephone access to support personnel and software upgrades, dedicated technical assistance and emergency response support options.

Maintenance revenues were $8.8 million (or 49% of total revenues) for fiscal 2009, a decrease of $208,000 (or 2%) from $9.0 million (or 36% of total revenues) reported for fiscal 2008. The decrease in maintenance revenues for fiscal 2009 included unfavorable foreign currency fluctuations of approximately $544,000 (or 262% of the $208,000 decrease), back maintenance of approximately

$200,000 earned in fiscal 2008 that was not repeated in fiscal 2009, and the lapse of one project with one European telecom customer for $91,000, partially offset by back maintenance of $617,000 derived from two European customers in fiscal 2009.

Professional services revenues: Professional services revenues consist of revenues from consulting, training and technical support, as well as billable travel expenses incurred by our professional services organization.

Professional services revenues were $272,000 (or 1% of total revenues) in fiscal 2009, a decrease of $63,000 (or 19%) from $335,000 (or 1% of total revenues) reported in fiscal 2008. This decrease in the absolute dollar amount of professional services revenues for fiscal 2009 compared to fiscal 2008 was attributable to decreases in consulting and training revenues in both the US and the European operations and relates to the decrease in license transactions in fiscal 2009.

Fiscal 2008 Compared to Fiscal 2007

License revenues: License revenues were $15.9 million (or 63% of total revenues) for fiscal 2008, an increase of approximately $3.2 million (or 26%) from $12.7 million (or 60% of total revenues) reported for fiscal 2007. The higher license revenues for fiscal 2008 were mainly attributable to several significant license transactions with four telecommunications customers together totaling approximately $5.3 million and included favorable foreign currency fluctuations of approximately $1.1 million (comprising 34% of the $3.2 million increase in license revenues); however, these increases in license revenues for fiscal 2008 were partially offset by approximately $2.3 million of license revenues from two customers in the telecommunications sector that were recognized in fiscal 2007 but not repeated in fiscal 2008.

The majority of the growth in our license revenues in fiscal 2008 over fiscal 2007 was driven primarily by license transactions with existing VAR customers in the telecommunications industry, which was our largest vertical market in fiscal 2008.

Maintenance revenues: Maintenance revenues were $9.0 million (or 36% of total revenues) for fiscal 2008, an increase of $816,000 (or 10%) from $8.2 million (or 39% of total revenues) reported for fiscal 2007. The increase in maintenance revenues for fiscal 2008 was due primarily to favorable foreign currency fluctuations of approximately $569,000 (comprising 70% of the $816,000 increase in maintenance revenues). Fiscal 2008 maintenance revenues also included incremental maintenance revenues over the fiscal 2007 of approximately $528,000 recognized in fiscal 2008 from maintenance agreements attributable to license revenue growth from both U.S. and European based customers, and back maintenance and maintenance revenues of approximately $340,000 derived from two European based telecommunications customers.

Professional services revenues: Professional services revenues were $335,000 (or 1% of total revenues) in fiscal 2008, an increase of $91,000 (or 37%) from $244,000 (or 1% of total revenues) reported in fiscal 2007. This increase in the absolute dollar amount of professional services revenues for fiscal 2008 compared to fiscal 2007 was mainly attributable to consulting revenues derived from our European operations.

International revenues: The following table summarizes our total revenues by geographic area (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	**2008**	**2007**	**In Dollars**	**Percentage**	**In Dollars**	**Percentage**
Total revenues by geographic area:							
North America	$ 6,964	$ 9,292	$ 9,679	$(2,328)	(25)%	$ (387)	(4)%
Europe	10,656	13,275	10,672	(2,619)	(20)	2,603	24
Asia	530	2,731	799	(2,201)	(81)	1,932	242
Total	$18,150	$25,298	$21,150	$(7,148)	(28)%	$4,148	20%
Percentage of revenues by geographic area:							
North America	38%	37%	46%				
Europe	59	52	50				
Asia	3	11	4				
Total	100%	100%	100%				

Fiscal 2009 Compared to Fiscal 2008

Total revenues decreased $7.1 million (or 28%) in fiscal 2009 compared to fiscal 2008. The decrease in total revenues occurred across geographic regions as the global economy slowed. The decrease in absolute dollars from fiscal 2009 compared to fiscal 2008 was due to revenue decreases of $2.3 million in North America, $2.6 million in Europe and $2.2 million in Asia. As a percentage of total revenues, international (non-North American) revenues remained stable representing approximately 62% and 63% of our total revenues in fiscal 2009 and fiscal 2008, respectively.

Revenues from North America: The $2.3 million (or 25%) revenue decrease from North America in fiscal 2009 compared to fiscal 2008 was primarily due to fewer license transactions and the relative absence of larger license transactions, including the closing of license transactions with two customers totaling approximately $1.9 million in fiscal 2008, while there were no such comparable transactions in fiscal 2009.

Revenues from Europe: The $2.6 million (or 20%) revenue decrease from Europe in fiscal 2009 compared to fiscal 2008 was due mainly to the closing of license transactions with a European based telecommunications customer totaling approximately $1.7 million in fiscal 2008, for which there were no comparable transactions in fiscal 2009. The decrease in total revenues from Europe also included approximately $1.0 million resulting from unfavorable foreign currency exchange rate fluctuations.

Since the Company's acquisition of Poet Holdings, Inc. in early 2004, we have generally derived a higher percentage of international revenues due to stronger demand for our products in Europe. We expect in the future to continue to experience a somewhat stronger demand for our products in Europe as compared to our other geographic markets.

Revenues from Asia: We also experienced a decrease of $2.2 million (or 81%) in revenues from our Asia Pacific region during fiscal 2009, primarily due to three significant license transactions totaling approximately $1.9 million with two Asia Pacific telecommunications customers in fiscal 2008, while there were no such comparable transactions in fiscal 2009.

A variety of factors may impact Versant's future revenues, including the potential strengthening of the U.S. dollar (which would have the effect of reducing portions of our revenue resulting from favorable currency exchange fluctuations) and the generally more difficult economic environment currently being experienced in the global economy, which may negatively impact demand for our products and services.

Fiscal 2008 Compared to Fiscal 2007

Total revenues increased $4.1 million (or 20%) in fiscal 2008 compared to fiscal 2007. The increase in total revenues was due primarily to a revenue increase of $2.6 million in our European operations as a result of closing several significant transactions during fiscal 2008, and a revenue increase of $1.9 million from our Asia Pacific region, offset by a decrease of 387,000 in our North American operations.

International (non-North American) revenues represented approximately 63% and 54% of our total revenues in fiscal 2008 and fiscal 2007, respectively.

Revenues from North America: The $387,000 (or 4%) revenue decrease from North America in fiscal 2008 compared to fiscal 2007 was mainly due to an approximate decrease of $330,000 in license revenues from the defense sector.

Revenues from Europe: The $2.6 million (or 24%) revenue increase from Europe in fiscal 2008 compared to fiscal 2007 was due mainly to the closing of license transactions with two European based telecommunications customers totaling approximately $2.6 million in fiscal 2008, and included approximately $1.7 million of revenues resulting from favorable foreign currency fluctuations.

Revenues from Asia: We also experienced an increase of $1.9 million (or 242%) in revenues from our Asia Pacific region during fiscal 2008, primarily due to three significant license transactions totaling approximately $1.9 million with two Asia Pacific telecommunications customers.

Cost of Revenues

Cost of Revenues: The following table summarizes the cost of revenues (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Total revenues	$18,150	$25,298	$21,150	$(7,148)	(28)%	$4,148	20%
Cost of license revenues	273	309	142	(36)	(12)	167	118
Amortization of intangibles	373	315	315	58	18	—	—
Cost of maintenance revenues	1,452	1,446	1,469	6	0	(23)	(2)
Cost of professional services revenues	133	112	112	21	19	—	—
Total cost of revenues	$ 2,231	$ 2,182	$ 2,038	$ 49	2%	$ 144	7%
Gross margin	$15,919	$23,116	$19,112	$(7,197)	(31)%	$4,004	21%
Gross margin percentage	88%	91%	90%				

Cost of revenues was $2.2 million (or 12% of total revenues) in fiscal 2009, an increase of $49,000 (or 2%) from the cost of revenues of $2.2 million (or 9% of total revenues) reported in fiscal 2008. This increase (discussed further below) was primarily due to an increase in the amortization of intangibles related to our acquisition of db4o of $95,000 and an increase in the cost of maintenance revenues to support db4o of $58,000, partially offset by favorable foreign currency fluctuations of $96,000.

Cost of revenues was $2.2 million (or 9% of total revenues) in fiscal 2008, an increase of $144,000 (or 7%) from the cost of revenues of $2.0 million (or 10% of total revenues) reported in fiscal 2007.

This increase was primarily due to an increase in cost of license revenues of $167,000 (or 118%), and included unfavorable foreign currency fluctuations of approximately $106,000. The increase in cost of license revenues of $167,000 in fiscal 2008 as compared to fiscal 2007 was primarily related to the reversal of warranty reserves upon expiration of the warranty period in our European operations during fiscal 2007 that was not repeated in fiscal 2008. These warranty reserves were related to two consulting arrangements completed in fiscal 2006.

Gross margin percentages (gross margin as a percentage of total revenues) remained relatively stable at 88% in fiscal 2009, 91% in fiscal 2008 and 90% in fiscal 2007.

Cost of license revenues: Cost of license revenues consists primarily of royalties and costs of third party products, which we resell to our customers, as well as product media and shipping and packaging costs.

The following table summarizes the cost of license revenues (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
License:							
Revenues	$9,045	$15,922	$12,681	$(6,877)	(43)%	$3,241	26%
Cost	273	309	142	(36)	(12)	167	118
Margin	$8,772	$15,613	$12,539	$(6,841)	(44)%	$3,074	25%
Margin percentage	97%	98%	99%				

Fiscal 2009 Compared to Fiscal 2008

Cost of license revenues was $273,000 (or 3% of license revenues) in fiscal 2009, remaining relatively stable in both absolute dollars and as a percentage of license revenues compared to $309,000 (or 2% of license revenues) in fiscal 2008. The decrease of $36,000 in fiscal 2009 was primarily attributable to favorable foreign currency fluctuations of $18,000.

Fiscal 2008 Compared to Fiscal 2007

Cost of license revenues was $309,000 (or 2% of license revenues) in fiscal 2008, and increased $167,000 (or 118%) from the cost of license revenues of $142,000 (or 1% of license revenues) in fiscal 2007. The increase was primarily due to the reversal of warranty reserves upon expiration of the warranty period in our European operations during fiscal 2007 that was not repeated in fiscal 2008. These warranty reserves were related to two consulting arrangements completed in fiscal 2006.

Cost of license revenues as a percentage of license revenues remained relatively stable at 2% in fiscal 2008 compared to 1% in fiscal 2007.

Cost of maintenance revenues: Cost of maintenance revenues consists primarily of salaries, bonuses and consulting fees for customer support personnel and related expenses, including payroll, employee benefits and allocated overhead.

The following table summarizes the cost of maintenance revenues (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Maintenance:							
Revenues	$8,833	$9,041	$8,225	$(208)	(2)%	$816	10%
Cost	1,452	1,446	1,469	6	0	(23)	(2)
Margin	$7,381	$7,595	$6,756	$(214)	(3)%	$839	12%
Margin percentage	84%	84%	82%				

Fiscal 2009 Compared to Fiscal 2008

Cost of maintenance revenues was $1.5 million (or 16% of maintenance revenues) in fiscal 2009, remaining consistent in both absolute dollars and as a percentage of maintenance revenues compared to $1.5 million (or 16% of maintenance revenues) in fiscal 2008. The slight increase of $6,000 in fiscal 2009 was primarily attributable to increased consulting costs of approximately $58,000 related to db4o technical support services and an increase in allocated overhead in our domestic operations of $25,000, substantially offset by favorable foreign currency fluctuations of $68,000.

Fiscal 2008 Compared to Fiscal 2007

Cost of maintenance revenues was $1.4 million (or 16% of maintenance revenues) for fiscal 2008, representing a decrease of $23,000 (or 2%) from $1.5 million (or 18% of maintenance revenues) reported in fiscal 2007. The overall cost of maintenance revenues in absolute dollars remained relatively consistent in these two fiscal years. The slight decrease in absolute dollars of $23,000 was primarily due to a reduction in facility expenses of approximately $153,000 in our U.S. operations as a result of our occupying less square footage in our Redwood City facility than in our former Fremont offices. This decrease was partially offset by unfavorable foreign currency fluctuations of approximately $77,000 and an increase in salary and related expenses and bonus expense of approximately $45,000 in our U.S. operations.

Maintenance margin percentage improved by 2% points in fiscal 2008 compared to fiscal 2007 primarily due to our providing increased maintenance and support services with approximately the same number of personnel as we used to provide such services in fiscal 2007.

Cost of professional services revenues: Cost of professional services consists of salaries, bonuses, third party consulting fees and other costs associated with supporting our professional services organization.

The following table summarizes the cost of professional services revenues (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Professional Services:							
Revenues	$272	$335	$244	$(63)	(19)%	$91	37%
Cost	133	112	112	21	19	—	—
Margin	$139	$223	$132	$(84)	(38)%	$91	69%
Margin percentage	51%	67%	54%				

Fiscal 2009 Compared to Fiscal 2008

Cost of professional services revenues was $133,000 (or 49% of professional services revenues) in fiscal 2009, an increase of $21,000 (or 19%) compared to $112,000 (or 33% of professional services revenues) in fiscal 2008.

Cost of professional services as a percentage of professional services revenues is affected by the mix of services provided (i.e., training vs. consulting) and the travel costs incurred. Versant provided more consulting service and fewer training classes in fiscal 2009 compared to fiscal 2008, and therefore incurred higher relative costs.

Fiscal 2008 Compared to Fiscal 2007

Cost of professional services revenues was $112,000 (or 33% of professional services revenues) in fiscal 2008, consistent with the cost of professional services revenues of $112,000 (or 46% of professional services revenues) in fiscal 2007.

In Europe, there is a typical one-year warranty requirement for all of our products and services. Prior to our merger with Poet in March 2004, Poet Holdings, Inc. provided for a reserve for such warranties that could be in excess of its regular maintenance programs. As of October 31, 2008, we continued to maintain a warranty reserve of approximately $9,000 related to the FastObjects products in Europe.

The professional services margin percentage improved by 13% points in fiscal 2008 compared to fiscal 2007 due to increased professional services revenues in fiscal 2008 with essentially the same cost base for these services as fiscal 2007.

Amortization of Intangible Assets: The amortization of intangible assets in fiscal 2009 related to our fiscal 2004 acquisitions of Poet Holdings, Inc., FastObjects, Inc. and JDO Genie technology and our fiscal 2009 acquisition of db4o.

The following table summarizes the amortization of intangible assets (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	**2008**	**2007**	**In Dollars**	**Percentage**	**In Dollars**	**Percentage**
Amortization of intangible assets:							
Poet Holdings, Inc.	$189	$189	$189	$ —	—%	$—	—%
JDO Genie (PTY), LTD	73	110	110	(37)	(34)	—	—
FastObjects, Inc.	16	16	16	—	—	—	—
db4o	95	—	—	95	100	—	—
Total amortization of purchased intangibles	$373	$315	$315	$ 58	18%	$—	—%

Fiscal 2009 Compared to Fiscal 2008

Amortization of intangible assets was $373,000 (or 4% of license revenues) in fiscal 2009, a $58,000 (or 18%) increase compared to $315,000 (or 2% of license revenues) in fiscal 2008. The increase in fiscal 2009 was primarily due to amortization of the intangible assets acquired with the db4o business of $95,000, partially offset by a decrease of $37,000 as the JDO Genie intangible asset was fully amortized in the third quarter of fiscal 2009. We expect to incur quarterly amortization charges of approximately $77,000 for each of the first three quarters of fiscal 2010 and $73,000 for the fourth quarter of fiscal 2010.

Fiscal 2008 Compared to Fiscal 2007

Amortization of intangible assets was $315,000 (or 2% of license revenues) in fiscal 2008, which was consistent with the amount incurred in fiscal 2007.

Operating Expenses

Operating Expenses. The following table summarizes our operating expenses (in thousands, except percentages) for fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Operating expenses:							
Sales and marketing	$ 4,101	$ 3,620	$ 3,392	$ 481	13%	$ 228	7%
Research and development	3,969	4,066	3,410	(97)	(2)	656	19
General and administrative	3,665	5,479	4,401	(1,814)	(33)	1,078	24
Loss on the liquidation of a foreign subsidiary	—	—	245	—	—	(245)	(100)
Restructuring	139	—	—	139	100	—	—
Total	$11,874	$13,165	$11,448	$(1,291)	(10)%	$1,717	15%

Fiscal 2009 Compared to Fiscal 2008

Total operating expenses were $11.9 million (or 65% of total revenues) for fiscal year 2009 and $13.2 million (or 52% of total revenues) for fiscal year 2008. The decrease of $1.3 million (or 10%) in total operating expenses in fiscal 2009 (discussed further below) resulted primarily from a $1.1 million decrease in our general and administrative expenses, due to litigation settlement-related expenses incurred in fiscal 2008 not being repeated in fiscal 2009, a decrease of $530,000 in our general and administrative expenses in fiscal 2009 related to SOX 404 compliance, and favorable foreign currency exchange fluctuations of $736,000, with these decreases partially offset by increases in sales, marketing and research and development costs of $867,000 primarily related to db4o. However, due to the decrease in total revenues from fiscal 2008 to fiscal 2009, total operating expenses represented a higher percentage of total revenues in fiscal 2009 than in fiscal 2008.

In December 2008, we acquired db4o to further expand the scope of our solutions to include the embedded device market. Our results of operations thus include db4o transactions from the acquisition date of December 1, 2008, or eleven months in fiscal 2009.

Sales and Marketing: Sales and marketing expenses consist primarily of personnel and related expenses, commissions earned by sales personnel, trade shows, travel and other marketing communication costs, such as advertising and other marketing programs.

Sales and marketing expenses were $4.1 million (or 22% of revenues) for fiscal year 2009 and $3.6 million (or 14% of total revenues) for fiscal year 2008. The $481,000 (or 13%) increase in absolute dollars for fiscal 2009 was primarily due to an expansion of our U.S. sales operations, including an approximate $301,000 increase in total compensation expense, recruiting, higher facility costs attributable to additional personnel, travel and related costs associated with hiring two additional salespeople and a VP of Sales North America, and an increase of $177,000 in marketing consulting fees. The year over year increase also includes db4o-related sales and marketing expenses for an approximate $107,000 of salary and related costs for one employee, $132,000 in consulting fees and international distributor costs as well as $75,000 in advertising costs. These increases were partially offset by favorable foreign currency exchange fluctuations of $207,000. The increase in sales and marketing costs related to expansion of our U.S. sales efforts and an approximate $275,000 non-recurring separation payment made to the former Executive Vice President of Field Operations in the first quarter of fiscal 2009, and were partially offset by reduced expenses in our European operations of approximately $367,000 in salary and related expenses attributable to the departure of the Executive Vice President of Field Operations and two other sales and marketing personnel, and reduced trade show and collateral expenses of $88,000.

As db4o was acquired on December 1, 2008, only eleven months of sales and marketing expenditures associated with db4o as described above are reflected in the Company's statement of income for fiscal year 2009 and no db4o associated expenses are reflected for fiscal year 2008.

We expect our sales and marketing expenses to increase moderately in fiscal 2010 over fiscal 2009 due to anticipated increases in sales personnel and marketing programs as, well as expenses associated with our acquisition of db4o in December 2008, and we expect that sales and marketing expenses will continue to represent a considerable percentage of our total operating expenditures in the future.

Research and Development: Research and development expenses consist primarily of personnel and related expenses, including payroll and employee benefits, expenses for facilities and payments made to outside software development contractors.

Research and development expenses were $4.0 million (or 22% of revenues) for fiscal 2009 and $4.1 million (or 16% of revenues) in fiscal 2008. The $97,000 (or 2%) decrease in absolute dollars for research and development expenses in fiscal 2009 was due to favorable foreign currency exchange fluctuations of approximately $438,000, reduced costs of third party contractors of approximately $140,000 and decreased operating costs of $90,000 as our Indian operations begin to wind down, with these decreases being partially offset by approximately $553,000 of increased consulting and personnel costs related to db4o.

We anticipate that we will continue to invest significant resources in research and development activities in the future to develop new products, advance the technology of our existing products and develop new business opportunities, including research and development activities related to our acquisition of db4o in December 2008. We expect our research and development expenses to remain relatively stable in fiscal 2010 compared to our research and development expense levels in fiscal 2009.

General and Administrative: General and administrative expenses consist primarily of personnel and related expenses and general operating expenses.

General and administrative expenses were $3.7 million (or 20% of total revenues) in fiscal 2009 and $5.5 million (or 22% of total revenues) in fiscal 2008. The $1.8 million (or 33%) decrease in absolute dollars in general and administrative expenses in fiscal 2009 was primarily due to a decrease of $1.1 million in expenses related to the settlement of litigation occurring in fiscal 2008 and not repeated in fiscal 2009, an approximate $530,000 decrease in SOX 404 compliance costs including audit fees, consulting services and salary related expenses, an approximate decrease of $192,000 in employee bonuses due to reduced revenue and net income levels, and favorable foreign currency exchange fluctuations of approximately $91,000, with these decreases being partially offset by an $82,000 increase in share based compensation expense as a result of the higher average market value of stock option grants.

We expect our general and administrative expenses in fiscal 2010 to increase moderately from fiscal 2009. We expect moderate cost increases related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (the "Act") as our small company exemption from the attestation requirements of the Act lapses in fiscal 2010.

Restructuring: On September 22, 2009, the Company committed to the implementation of a restructuring pursuant to which it will be closing its research and development facility in Pune, India and winding down the affairs of its subsidiary, Versant India Private Limited. The restructuring plan was undertaken to consolidate our research and development efforts into one location in Germany in order to streamline operations, create management efficiencies and increase productivity. We expect the restructuring to be substantially completed during the second fiscal quarter ending April 30, 2010 and expect to incur total restructuring and other related charges ranging from $300,000 to $350,000.

The following table reflects the restructuring charges included in operating expenses for fiscal year 2009:

Severance, retention and related charges	$ 32,043
Impairment of fixed assets (non-cash charges)	61,005
Impairment to other assets (non-cash charges)	41,719
Other direct costs of closure	4,587
	$139,354

There were no restructuring charges during fiscal 2008 or 2007.

Fiscal 2008 Compared to Fiscal 2007

Total operating expenses were $13.2 million (or 52% of total revenues) in fiscal 2008 and increased $1.7 million (or 15%) from $11.4 million (or 54% of total revenues) reported in fiscal 2007. The $1.7 million (or 15%) absolute dollar increase in total operating expenses for fiscal 2008 resulted primarily from an increase in our general and administrative and research and development expenses and, to a lesser degree, from an increase in our sales and marketing expenses, discussed further below. This increase also included an unfavorable foreign currency exchange fluctuation of $695,000. However total operating expenses in fiscal 2008 represented a lower percentage of total revenues than did total operating expenses in fiscal 2007 due to higher total revenues in fiscal 2008.

Sales and Marketing: Sales and marketing expenses were $3.6 million (or 14% of revenues) in fiscal 2008, an increase of $228,000 (or 7%), compared to $3.4 million (or 16% of total revenues) in fiscal 2007. The $228,000 increase in absolute dollars for fiscal 2008 was primarily due to an approximate $184,000 increase in salary and related expenses as a result of the addition of three headcounts to the sales and marketing organization in our European operations, unfavorable foreign currency exchange fluctuations of approximately $247,000, an approximate $131,000 increase in share based compensation expense, primarily due to a higher market price of our stock during fiscal 2008, and an approximate $112,000 increase in marketing expenses related to advertising campaigns, trade shows and other marketing programs in both our European and U.S. operations. These increases were partially offset by an approximate $323,000 decrease in sales commission and bonus expense in our European operations due to over-performance of the sales targets in fiscal 2007 that were not repeated in fiscal 2008, and an approximate $115,000 decrease in facility expenses in our U.S. operations as a result of our occupying less square footage in our Redwood City facility than in our former Fremont offices.

Research and Development: Research and development expenses were $4.1 million (or 16% of revenues) for fiscal 2008, an increase of $656,000 (or 19%), compared to $3.4 million (or 16% of revenues) in fiscal 2007. The $656,000 increase in absolute dollars for research and development expenses in fiscal 2008 was mainly due to unfavorable foreign currency exchange fluctuations of approximately $338,000, an increase of approximately $257,000 as a result of using third party contractors for certain research and development projects, an approximate $139,000 increase in share based compensation expense primarily due to a higher market price of our stock during fiscal 2008, an increase of two personnel in our European operations resulting in an increase of approximately

$120,000 in salary and payroll related expenses, and an increase in building rent expense in our Indian facility of approximately $92,000 from fiscal 2007. These increases were partially offset by a decrease in research and development expenses due to headcount reductions of four personnel in our U.S. operations, resulting in a reduction of salary and payroll related expenses of approximately $186,000 during fiscal 2008, and by a decrease of approximately $84,000 in our European operations due to the fact that in fiscal 2007 we transferred certain technical support personnel to research and development projects, but did not do so in fiscal 2008.

General and Administrative: General and administrative expenses were $5.5 million (or 22% of total revenues) in fiscal 2008, an increase of $1.1 million (or 24%), compared to $4.4 million (or 21% of total revenues) in fiscal 2007. The $1.1 million increase in absolute dollars in general and administrative expenses in fiscal 2008 was primarily due to an $800,000 settlement of a litigation, an approximate $567,000 increase in SOX 404 related costs including audit fees, consulting services and salary related expenses, an approximate $242,000 increase in share based compensation expense primarily as a result of a higher market price for our stock in fiscal 2008, and unfavorable foreign currency exchange fluctuations of approximately $111,000. These increases were partially offset by an approximate $304,000 decrease in facility expenses in our U.S. operations as a result of our occupying lesser square footage in our Redwood City facility than in our former Fremont offices, and an approximate $219,000 decrease in bonus expense for one of our executive officers.

Loss on the liquidation of a Foreign Subsidiary: Loss on the liquidation of a foreign subsidiary reflects the realization of accumulated foreign currency translation adjustments related to our former U.K. subsidiary, Versant Ltd., upon completion of its liquidation in fiscal 2007.

The loss on the liquidation of a foreign subsidiary was $245,000 (or 1% of total revenues) in fiscal 2007. We elected to liquidate Versant Ltd., our subsidiary in the United Kingdom, to reduce costs and centralize our European operations. The liquidation of Versant Ltd. was completed in the fourth quarter of fiscal 2007 and we recorded a $245,000 operating loss to reflect the realization of accumulated foreign currency translation adjustments related to Versant Ltd.

Interest and Other Income, Net

Interest and other income, net consists of interest income earned from our cash and cash equivalents net of interest expense due to our financing activities, miscellaneous refunds and foreign exchange rate gains and losses as a result of settling transactions denominated in currencies other than our functional currency.

The following table summarizes our interest and other income, net (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Interest and other income, net:							
Interest income	$267	$880	$531	$ (613)	(70)%	$349	66%
Interest expense	—	(1)	(5)	1	100	4	80
Foreign exchange loss	(35)	(13)	(90)	(22)	(169)	77	86
Other income	—	5	96	(5)	(100)	(91)	(95)
Total	$232	$871	$532	$ (639)	(73)%	$339	64%

Fiscal 2009 Compared to Fiscal 2008

Interest and other income, net was $232,000 (or 1% of total revenues) in fiscal 2009 compared to $871,000 (or 4% of revenues) in fiscal 2008. The absolute dollar decrease of $639,000 (or 73%) was primarily due to a decrease of $566,000 in interest income from both our European and U.S. operations as a result of significantly reduced interest rates, and included unfavorable foreign currency fluctuations of approximately $54,000.

Fiscal 2008 Compared to Fiscal 2007

Interest and other income, net was $871,000 (or 4% of total revenues) in fiscal 2008 compared to $532,000 (or 3% of revenues) in fiscal 2007. The absolute dollar increase of $339,000 (or 64%) was largely due to an increase of $349,000 in interest income from both our European and U.S. operations as a result of higher cash balances, and included favorable foreign currency fluctuations of approximately $50,000. This increase was partially offset by the absence in fiscal 2008 of other income we recognized in the third quarter of fiscal 2007 associated with the sale of excess furniture related to the relocation of our U.S. headquarters.

Provision for Income Taxes

Provision for income taxes primarily consists of corporate income taxes for our subsidiaries in Germany and India, and, to a lesser extent, foreign withholding taxes and state income and franchise taxes in the U.S. The provision also reflects the release of the estimated realizable portion of the valuation allowance against the net deferred tax assets.

The following table summarizes our provision for (benefit from) income taxes (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Provision for (benefit from) income taxes:							
Foreign withholding taxes	$ 54	$ 253	$ 51	$ (199)	(79)%	$202	396%
Provision for income taxes Europe	(653)	1,155	751	(1,808)	(157)	404	54
Provision for income taxes India	14	19	15	(5)	(26)	4	27
Federal, state and franchise taxes	23	4	50	19	475	(46)	(92)
Total	$ (562)	$1,431	$867	$(1,993)	(139)%	$564	65%

In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including our past operating results in the most recent fiscal years and our assessment of expected future results of operations on a jurisdiction by jurisdiction basis. As of October 31, 2008, a full valuation allowance was recorded against our net deferred tax assets. Based on all the available evidence, we determined that it had become more likely than not that we would realize a portion of our net deferred tax assets in Germany. As a result, we released approximately $939,000 of our valuation allowance in fiscal year 2009 which was recorded as a one-time income tax benefit. As of October 31, 2009, we have a remaining valuation allowance of approximately $36.4 million against net deferred tax assets in the U.S. and foreign jurisdictions. Significant management judgment is required to determine when, in the future, the realization of our net deferred tax assets will become more likely than not. The Company will continue to assess the realizability of the tax benefit available based on actual and forecasted operating results.

As of October 31, 2009, we had U.S. federal and state net operating loss carry forwards of approximately $69.9 million and $12.4 million, respectively, and U.S. federal and state tax credit carry forwards of approximately $1.4 million and $700,000, respectively. The federal and state net operating loss carry forwards expire on various dates through 2029. The U.S. federal tax credit carry forwards expire on various dates through 2023, if not utilized. The state tax credit can be carried forward indefinitely. Additionally, at October 31, 2009, we had German net operating tax loss carry forwards of approximately $31.4 million. The German tax code provides for certain annual statutory limitations related to the use of tax loss carry forward amounts. For each taxable year, we may utilize German tax loss carry forwards fully up to the first million euros of taxable income, and thereafter, the tax loss carry forwards are limited to 60% of taxable income. The provision for income taxes in Germany included approximately $285,000, $1.2 million and $751,000 for fiscal 2009, fiscal 2008 and fiscal 2007, respectively, attributable to taxable income related to our German operations that were in excess of the allowable utilization of the tax loss carry forwards, and therefore, subject to corporate taxes.

Due to "change in ownership" provisions of the Internal Revenue Code of 1986, the availability of net operating loss and tax carry forwards to offset federal taxable income in future periods is subject to an annual limitation.

We incurred foreign withholding taxes and state income and franchise taxes of approximately $77,000, $257,000 and $101,000 in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, which we have included in our income tax provision.

A portion of deferred tax assets relating to net operating losses pertains to net operating loss carry forwards resulting from tax deductions upon the exercise of employee stock options of approximately $1.6 million. When recognized, the tax benefit of these loss carry forwards will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense.

Income from Discontinued Operations, Net of Income Taxes

In February 2006, we sold our WebSphere consulting business to Sima Solutions, a privately held company, in exchange for a one-time cash payment plus certain contingent payments during a 24-month period following the close of the transaction. As a result, we have reflected the results of operations of the WebSphere consulting practice for fiscal 2008 and fiscal 2007 as income from discontinued operations, net of income taxes. (Our results for fiscal 2009 do not include any amounts from discontinued operations since our rights to receive revenues terminated in January, 2008.) Therefore, reported revenues for these periods no longer include any revenues from the WebSphere consulting practice.

The following table summarizes our income from discontinued operations, net of income taxes (in thousands, except percentages) in fiscal 2009, 2008 and 2007:

	Fiscal Year Ended October 31,			Fiscal 2009 vs 2008 Increase (Decrease)		Fiscal 2008 vs 2007 Increase (Decrease)	
	2009	2008	2007	In Dollars	Percentage	In Dollars	Percentage
Income from discontinued operations, net of income taxes	$—	$98	$304	$(98)	(100)%	$(206)	(68)%

Fiscal 2008 Compared to Fiscal 2007

Under the Asset Purchase Agreement dated February 1, 2006 between Sima Solutions and Versant, we were entitled to receive contingent earn-out payments from Sima related to the WebSphere business for a 24-month period following the closing of the Agreement. This 24-month payment period expired on January 31, 2008.

Income from discontinued operations, net of income taxes was $98,000 in fiscal 2008 compared to $304,000 in fiscal 2007. Income from discontinued operations in fiscal 2008 and fiscal 2007 represented royalty payments from Sima during these two fiscal years.

Liquidity and Capital Resources

Cash and Cash Equivalents

In fiscal 2009, we financed our operations and met our capital expenditure requirements primarily through cash flows from operations. As of October 31, 2009, we had cash and cash equivalents of approximately $27.8 million, an increase of $578,000 over the $27.2 million of cash and cash equivalents we held at October 31, 2008.

As of October 31, 2009, $14.7 million of our $27.8 million in cash and cash equivalents at that date was held in foreign financial institutions, of which $4.8 million was held in foreign currencies.

The following table summarizes our cash balances held in foreign currencies and their equivalent U.S. dollar amounts (in thousands):

	As of October 31, 2009	
	Local Currency	U.S. Dollar
Cash in foreign currency:		
Euros	€ 2,936	$4,347
British Pound	£15	24
Indian Rupee	*Rs* 18,069	383
Total		$4,754

We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The effect of changes in foreign currency exchange rates on our net operating results in fiscal 2009 were comprised of $1.2 million of unfavorable foreign currency fluctuations on our revenues, $96,000 of favorable foreign currency fluctuations on our cost of revenues, and $736,000 of favorable foreign currency fluctuations on our operating expenses, resulting in a net unfavorable effect of approximately $409,000 in our operating income for fiscal 2009. Operating expenses incurred by our foreign subsidiaries are denominated primarily in local currencies. We currently do not use financial instruments to hedge these operating expenses. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis during fiscal 2010.

Our exposure to foreign exchange risk is related to the magnitude of foreign net profits and losses denominated in euros, as well as our net position of monetary assets and monetary liabilities in the euro. This exposure has the potential to produce either gains or losses within our consolidated results. However, in some instances our European operations act as a natural hedge, since both operating expenses as well as revenues are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of the euro against the U.S. dollar will result in lower revenues when translated into U.S. dollars, our European operating expenditures will be lower as well. Additionally, we held approximately 83% of our total cash balances at October 31, 2009 in the form of U.S. dollars to assist in neutralizing the impact of foreign currency fluctuations.

In relation to our cash balances held overseas, there were no European Union foreign exchange restrictions on repatriating our overseas-held cash to the United States. However, we may be subject to income tax withholding in the source countries and to U.S. federal and state income taxes in the future if the payment or transfer of cash from our subsidiaries to the U.S. parent were to be classified as a dividend. Other payments made by our European overseas subsidiaries in the ordinary course of business (e.g. payment of royalties or interest from the subsidiaries to the U.S. parent) were generally not subject to income tax withholding due to tax treaties.

Our cash equivalents primarily consist of time deposits and money market accounts; accordingly, our interest rate risk is not considered significant.

In December 2008, we committed $2.6 million in cash (including $300,000 of contingent payments) to acquire the assets of the database software business of privately-held Servo Software, Inc. (formerly db4objects, Inc.).

On December 1, 2008, Versant's Board of Directors approved a stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise. The stock repurchase program expired by its terms on October 31, 2009. Versant acquired 222,688 common shares on the open market for approximately $3.2 million at an average purchase price of $14.52 per share under this stock repurchase program.

The stock repurchase activity under the stock repurchase program during the three months and fiscal year ended October 31, 2009 is summarized as follows:

	Total Number of Shares Purchased	Average Price(1) Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value That May Yet Be Purchased Under the Plans or Programs
Period:				
August 1, 2009–August 31, 2009	1,678	$14.95	1,678	$1,995,907
September 1, 2009–September 30, 2009	14,633	$15.65	14,633	$1,766,901
October 1, 2009–October 31, 2009	—	$ —	—	$1,766,901
Three months ended October 31, 2009	16,311	$15.58	16,311	
December 1, 2008–July 31, 2009	206,377	$14.43	206,377	
Fiscal year 2009 stock repurchase activity	222,688	$14.52	222,688	

(1) Average price paid per share is calculated on a settlement basis and excludes commission.

On November 30, 2009, our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2010, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued or extended at any time by the Company.

Taking into consideration the cash outflows related to potential common stock repurchases and with our current and estimated revenues, collections and cost structure, we expect to operate with a moderate negative cash flow in fiscal 2010.

Cash Flows from Operating Activities

This table aggregates certain line items from our cash flow statements for the following fiscal years to present the key items affecting our operating activities (in thousands):

	Fiscal Year Ended October 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income	$4,839	$9,489	$ 7,633
Loss on the liquidation of a foreign subsidiary	—	—	245
Net income from discontinued operations	—	(98)	(304)
Non-cash adjustments	895	1,505	1,052
Accounts receivable	778	(536)	689
Other assets	(75)	(18)	266
Accounts payable, accrued liabilities and other liabilities	(632)	(929)	195
Deferred revenues	(15)	(748)	324
Deferred rent	(19)	(7)	(62)
Net cash provided by operating activities	$5,771	$8,658	$10,038

The main source of our operating cash flows is cash collections from customers who have purchased our products and services. Our primary uses of cash in operating activities are payments for personnel related expenditures and facilities costs.

Fiscal 2009

We generated $5.8 million of cash flows from operations in fiscal 2009. This was primarily derived from $4.8 million in net income and a reduction in trade accounts receivable of $778,000 partially offset by a $632,000 reduction in accounts payables and other liabilities.

Non-cash adjustments were approximately $895,000, as reflected in our cash flow statement in fiscal 2009, which were primarily share based compensation expense of $970,000, depreciation and amortization expense of $710,000 and restructuring charges of $135,000 partially offset by the deferred income tax benefit of $939,000. Non-cash adjustments may increase or decrease in the future and, as a result, this might positively or negatively impact our future operating results, but they will not have a direct impact on our cash flows.

The timing of payments to our vendors for accounts payable and collections from our customers for accounts receivable will impact our cash flows from operating activities. We typically pay our vendors and service providers in accordance with their invoice terms and conditions. Our standard payment terms for our invoices are usually between 30 and 90 days net.

We measure the effectiveness of our collection efforts by an analysis of our accounts receivable and our days sales outstanding (DSO). We calculate DSO by taking the ending accounts receivable balances (net of bad debt allowance) divided by the average daily sales amount. Average daily sales amount is calculated by dividing the total quarterly revenue recognized net of changes in deferred revenues by 91.25 days. Collection of accounts receivable and related DSO could fluctuate in future periods, due to the timing and amount of our revenues and the effectiveness of our collection efforts. Our DSOs were 55 days, 51 days and 38 days for the three months ended October 31, 2009, October 31, 2008 and October 31, 2007, respectively.

Our working capital was $26.8 million as of October 31, 2009 compared to $25.4 million as of October 31, 2008.

Fiscal 2008

We generated $8.7 million of cash flows from operations in fiscal 2008. This was primarily derived from $9.5 million in net income offset by a $929,000 reduction in accounts payables and other liabilities.

Non-cash adjustments were $1.5 million, as reflected in our cash flow statement in fiscal 2008, which were primarily share based compensation expense of $921,000 and depreciation and amortization expense of $638,000.

Our working capital was $25.4 million as of October 31, 2008 compared to $15.3 million as of October 31, 2007.

Fiscal 2007

We generated $10.0 million of cash flows from operations in fiscal 2007. This was primarily derived from $7.6 million in net income and a $955,000 reduction in accounts receivables and other assets.

Non-cash adjustments were $1.1 million, as reflected in our cash flow statement in fiscal 2007, which were primarily depreciation and amortization expense of $637,000 and share based compensation expense of $416,000.

Our working capital was $15.3 million as of October 31, 2007 compared to $6.2 million as of October 31, 2006.

Cash Flows from Investing Activities

This table aggregates certain line items from our cash flow statements for the following fiscal years to present the key items affecting our investing activities (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Cash flows from investing activities:			
Acquisition of business	$(2,383)	$ —	$ —
Proceeds from sale of property and equipment	—	—	58
Purchases of property and equipment	(164)	(240)	(735)
Net cash used in investing activities	$(2,547)	$(240)	$(677)

Our primary uses of cash in investing activities have typically been for the purchases of property and equipment (mostly information technology related equipment). In fiscal year 2009, the cash used in investing activities primarily relates to our acquisition of db4o for $2.4 million in December 2008.

Fiscal 2009

In fiscal 2009, net cash used in investing activities was approximately $2.5 million, primarily attributable to the acquisition of db4o for $2.4 million and included $164,000 for the purchase of property and equipment.

We anticipate a moderate increase in our overall spending related to property and equipment in fiscal 2010 compared to fiscal 2009.

Fiscal 2008

In fiscal 2008, net cash used in investing activities was approximately $240,000, which represented cash used for purchases of property and equipment.

Fiscal 2007

In fiscal 2007, net cash used in investing activities was approximately $677,000. This amount was comprised of the following:

- Cash used for purchases of property and equipment of approximately $735,000, including costs related to the replacement of outdated server equipment and other computer related equipment in Germany, U.S. and India, and to a lesser extent, capital expenditures related to the relocation of our U.S. corporate headquarters to Redwood City California, offset by
- Cash inflows of approximately $58,000 from the sale of excess furniture and equipment in the U.S.

Cash Flows from Financing Activities

This table sets forth certain line items from our cash flow from financing activities (in thousands) for the following fiscal years:

	Fiscal Year Ended October 31,		
	2009	**2008**	**2007**
Cash flows from financing activities:			
Proceeds from sale of common stock	$ 285	$792	$499
Repurchases of common stock	(3,242)	—	—
Principal payments under capital lease obligations	(4)	(10)	(15)
Net cash (used in) provided by financing activities	$(2,961)	$782	$484

Our primary use of cash in financing activities has been the repurchase of common stock under our stock repurchase program announced in December 2008, partially offset by cash proceeds from sales of common stock under our employee stock option and stock purchase plans.

Fiscal 2009

In fiscal 2009, $3.0 million of cash was used in financing activities comprised of the following:

- Cash inflows of $285,000 in proceeds from the sale of common stock under our stock option and employee stock purchase plans,
- Cash used to repurchase Versant common stock of $3.2 million, and
- Principal payments of $4,000 under capital lease obligations.

Our future liquidity and capital resources could be impacted by the exercise of outstanding common stock options and the cash proceeds we receive upon exercise of these securities. As of October 31, 2009 we had approximately 368,000 shares available to issue under our current equity incentive and director plans. The timing of the issuance of options under these plans, the duration and timing of their vesting schedules and their grant price will all impact the timing of any exercises and proceeds. Accordingly, we cannot estimate the amount of such proceeds at this time.

On November 30, 2009 our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2010, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued or extended at any time by the Company.

Our former $3.0 million credit facility with a financial institution expired by its terms in June 2007, and we currently do not anticipate establishing another credit or loan facility in fiscal 2010.

Fiscal 2008

In fiscal 2008, $782,000 of cash was provided by financing activities comprised of the following:

- Cash inflows of $792,000 in proceeds from the sale of common stock under our stock option and employee stock purchase plans, and
- Principal payments of $10,000 under capital lease obligations.

Fiscal 2007

In fiscal 2007, $484,000 of cash was provided by financing activities comprised of the following:

- Cash inflows of $499,000 in proceeds from the sale of common stock under our stock option and employee stock purchase plans, reduced by
- Principal payments of $15,000 under capital lease obligations.

Commitments and Contingencies

Our principal commitments as of October 31, 2009 consist of obligations under operating leases for facilities and equipment commitments.

As reported in Note 6, *Lease Obligations* of the Notes to Consolidated Financial Statements under Item 8 of Part II, of this report, in September 2009 the Company entered into an amended lease agreement to extend the office facilities lease for its U.S. headquarters. The resulting change to future minimum lease payments is reflected in our minimum commitments table below.

Our minimum commitments under non-cancelable operating leases not recorded on our Consolidated Balance Sheet as of October 31, 2009 are as follows (in thousands):

	Facilities Leases	Equipment Leases	Total
Fiscal year ending October 31,			
2010	$ 363	$ 6	$ 369
2011	375	—	375
2012	383	—	383
2013	302	—	302
Thereafter	199	—	199
Total	$1,622	$ 6	$1,628

In December 2008, we acquired the assets of the database software business of privately-held Servo Software, Inc. (formerly db4objects, Inc.) for $2.6 million, including $300,000 of contingent payments of which $100,000 was paid to Servo in May 2009 and $90,000 paid in November 2009. An additional contingent payment of up to $90,000 to Servo may become payable in May 2010.

On November 30, 2009 Our Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2010, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued or extended at any time by the Company. Any repurchases made under the stock repurchase program are expected to be funded from the Company's working capital.

After taking into account potential common stock repurchases under our current stock repurchase program, we believe that our existing cash and cash equivalents and cash forecast from operations will be sufficient to finance our operations during the next twelve months.

A $3.0 million credit facility we had with a financial institution expired by its terms in June 2007, and we currently do not anticipate establishing another credit or loan facility in fiscal 2010.

Recent Accounting Pronouncements

For information with respect to new accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 2 of Notes to Consolidated Financial Statements under item 8 of this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign currency exchange risk.

We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The effect of changes in foreign currency exchange rates on our net operating results in fiscal 2009 were comprised of $1.2 million of unfavorable foreign currency fluctuations on our revenues, $96,000 of favorable foreign currency fluctuations on our cost of revenues, and $736,000 of favorable foreign currency fluctuations on our operating expenses, resulting in a net unfavorable effect of approximately $409,000 in our operating income for fiscal 2009. Operating expenses incurred by our foreign subsidiaries are denominated primarily in local currencies. We currently do not use financial instruments to hedge these operating expenses. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis during fiscal 2010.

Our exposure to foreign exchange risk is related to the magnitude of foreign net profits and losses denominated in euros, as well as our net position of monetary assets and monetary liabilities in the euro. This exposure has the potential to produce either gains or losses within our consolidated results. However, in some instances our European operations act as a natural hedge, since both operating expenses as well as revenues are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of the euro against the U.S. dollar will result in lower revenues when translated into U.S. dollars, our European operating expenditures will be lower as well. Additionally, we held approximately 83% of our total cash balances at October 31, 2009 in the form of U.S. dollars to assist in neutralizing the impact of foreign currency fluctuations.

We do not own any derivative financial instruments.

Interest rate risk. Our cash equivalents primarily consist of money market accounts; therefore, we do not believe that our interest rate risk is significant at this time.

Item 8. Financial Statements and Supplementary Data.

VERSANT CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Versant is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Versant's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to human error, or the improper circumvention or overriding of internal controls. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change adversely over time.

Management assessed the effectiveness of Versant's internal control over financial reporting as of October 31, 2009. In making its evaluation of the effectiveness of Versant's internal control over financial reporting, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on its assessment of internal control over financial reporting, Versant's management has concluded that, as of October 31, 2009, Versant's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding the effectiveness of internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ Jerry Wong

Jerry Wong
Vice President, Finance and Chief Financial Officer
January 29, 2010

/s/ Jochen Witte

Jochen Witte
President and Chief Executive Officer
January 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Versant Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Versant Corporation and Subsidiaries (collectively, the "Company") as of October 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended October 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versant Corporation and Subsidiaries at October 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
San Francisco, California
January 29, 2010

VERSANT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share amounts)

	October 31, 2009	October 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,812	$ 27,234
Trade accounts receivable, net of allowance for doubtful accounts of $36 and $16 at October 31, 2009 and 2008, respectively	2,251	2,801
Deferred income taxes	939	—
Other current assets	633	399
Total current assets	31,635	30,434
Property and equipment, net	488	670
Goodwill	8,410	6,720
Intangible assets, net	802	565
Other assets	38	172
Total assets	$ 41,373	$ 38,561
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 154	$ 371
Accrued liabilities	1,215	1,542
Deferred revenues	3,475	3,120
Total current liabilities	4,844	5,033
Deferred revenues	177	317
Other long-term liabilities	95	57
Total liabilities	5,116	5,407
Stockholders' equity:		
Common stock, no par value, 7,500,000 shares authorized, 3,552,946 shares issued and outstanding at October 31, 2009, and 3,746,581 shares issued and outstanding at October 31, 2008	95,730	97,717
Accumulated other comprehensive income, net	434	183
Accumulated deficit	(59,907)	(64,746)
Total stockholders' equity	36,257	33,154
Total liabilities and stockholders' equity	$ 41,373	$ 38,561

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except for per share amounts)

	Fiscal Year Ended		
	October 31, 2009	October 31, 2008	October 31, 2007
Revenues:			
License	$ 9,045	$15,922	$12,681
Maintenance	8,833	9,041	8,225
Professional services	272	335	244
Total revenues	18,150	25,298	21,150
Cost of revenues:			
License	273	309	142
Amortization of intangible assets	373	315	315
Maintenance	1,452	1,446	1,469
Professional services	133	112	112
Total cost of revenues	2,231	2,182	2,038
Gross profit	15,919	23,116	19,112
Operating expenses:			
Sales and marketing	4,101	3,620	3,392
Research and development	3,969	4,066	3,410
General and administrative	3,665	5,479	4,401
Loss on the liquidation of a foreign subsidiary	—	—	245
Restructuring	139	—	—
Total operating expenses	11,874	13,165	11,448
Income from operations	4,045	9,951	7,664
Interest and other income, net	232	871	532
Income from continuing operations before income taxes	4,277	10,822	8,196
Income tax benefit (expense)	562	(1,431)	(867)
Net income from continuing operations	4,839	9,391	7,329
Net income from discontinued operations, net of income taxes	—	98	304
Net income	$ 4,839	$ 9,489	$ 7,633
Basic income per share:			
Net income from continuing operations	$ 1.33	$ 2.52	$ 2.01
Net income from discontinued operations, net of income taxes	$ —	$ 0.02	$ 0.08
Net income per share, basic	$ 1.33	$ 2.54	$ 2.09
Diluted income per share:			
Net income from continuing operations	$ 1.32	$ 2.48	$ 1.98
Net income from discontinued operations, net of income taxes	$ —	$ 0.03	$ 0.08
Net income per share, diluted	$ 1.32	$ 2.51	$ 2.06
Shares used in per share calculation:			
Basic	3,626	3,729	3,649
Diluted	3,663	3,783	3,708
Non-cash share based compensation included in the above expenses:			
Cost of revenues	$ 59	$ 58	$ 65
Sales and marketing	$ 137	$ 221	$ 90
Research and development	$ 218	$ 178	$ 39
General and administrative	$ 556	$ 464	$ 222

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, except for share amounts)

	Common		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Total Comprehensive Income
	Shares	Amount				
Balance at October 31, 2006	**3,596,968**	**$95,089**	**$(81,818)**	**$ 521**	**$13,792**	
ESPP	29,468	183			183	
Exercise of stock options	45,488	316			316	
Non-cash share based compensation expense		416			416	
Net income			7,633		7,633	7,633
Foreign currency translation adjustments				825	825	825
Total comprehensive income						**$ 8,458**
Balance at October 31, 2007	**3,671,924**	**$96,004**	**$(74,185)**	**$ 1,346**	**$23,165**	
Adjustment to retained earnings related to ASC §740			(50)		(50)	
ESPP	18,984	290			290	
Exercise of stock options	55,673	502			502	
Non-cash share based compensation expense		921			921	
Net income			9,489		9,489	9,489
Foreign currency translation adjustments				(1,163)	(1,163)	(1,163)
Total comprehensive income						**$ 8,326**
Balance at October 31, 2008	**3,746,581**	**$97,717**	**$(64,746)**	**$ 183**	**$33,154**	
Repurchases of common stock	(222,688)	(3,242)			(3,242)	
ESPP	15,691	164			164	
Exercise of stock options	13,362	121			121	
Non-cash share based compensation expense		970			970	
Net income			4,839		4,839	4,839
Foreign currency translation adjustments				251	251	251
Total comprehensive income						**$ 5,090**
Balance at October 31, 2009	**3,552,946**	**$95,730**	**$(59,907)**	**$ 434**	**$36,257**	

VERSANT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended October 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 4,839	$ 9,489	$ 7,633
Adjustments to reconcile net income to net cash provided by operating activities:			
Net income from discontinued operations, net of income taxes	—	(98)	(304)
Loss on the liquidation of a foreign subsidiary	—	—	245
Deferred income tax benefit	(939)	—	—
Depreciation and amortization	337	323	322
Amortization of intangible assets	373	315	315
Share based compensation	970	921	416
Restructuring charges	135	—	—
Provision for (recovery of) bad debt allowance	19	(54)	(1)
Changes in assets and liabilities:			
Trade accounts receivable	778	(536)	689
Other assets	(75)	(18)	266
Accounts payable	(233)	224	(1)
Accrued liabilities and other long-term liabilities	(418)	(1,160)	134
Deferred revenues	(15)	(748)	324
Net cash provided by operating activities	5,771	8,658	10,038
Cash flows from investing activities:			
Acquisition of business	(2,383)	—	—
Proceeds from sale of property and equipment	—	—	58
Purchases of property and equipment	(164)	(240)	(735)
Net cash used in investing activities	(2,547)	(240)	(677)
Cash flows from financing activities:			
Proceeds from issuance of common stock	285	792	499
Repurchases of common stock	(3,242)	—	—
Principal payments under capital lease obligations	(4)	(10)	(15)
Net cash (used in) provided by financing activities	(2,961)	782	484
Effect of foreign exchange rate changes on cash and cash equivalents	315	(1,150)	706
Net increase in cash and cash equivalents from operating, investing and financing activities	578	8,050	10,551
Net increase in cash and cash equivalents from discontinued operations—operating activities	—	98	304
Cash and cash equivalents at beginning of period	27,234	19,086	8,231
Cash and cash equivalents at end of period	$27,812	$27,234	$19,086
Supplemental disclosures of cash flows information:			
Cash paid for:			
Interest	$ —	$ 1	$ 5
Income taxes	$ 713	$ 1,806	$ 150

See accompanying notes to consolidated financial statements

NOTE 1. THE COMPANY AND BASIS OF PRESENTATION

Versant Corporation (with its subsidiaries, collectively referred to in this report as "Versant" or "the Company") was incorporated in California in August 1988. Versant is a leading provider of object-oriented data management software that forms a critical component of the infrastructure of enterprise computing. The Company designs, develops, markets and supports object-oriented database management system products to solve complex data management and data integration problems of enterprises. Versant also provides related product support, training and consulting services to assist users in the use of its products and in development and deployment of software applications based on its products. The Company operates its business within a single operating segment referred to as Data Management. Versant's principal executive offices are located in Redwood City, California. Versant has international operations in Germany and India and markets its software products and related maintenance services directly through telesales and field sales organizations in North America and Germany and indirectly through distributors and resellers worldwide.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses and cash flows of Versant and all entities in which Versant has a controlling voting interest (subsidiaries) required to be consolidated in accordance with Financial Accounting Standards Board (FASB) guidance pursuant to Accounting Standards Codification (ASC) 810, *Consolidation*. All significant intercompany accounts and transactions among consolidated companies have been eliminated in consolidation.

The financial position and operating results of foreign operations are consolidated using the local currency as their functional currency. Local currency assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated using rates that approximate the average rates of exchange during the period. Resulting translation gains or losses are included in the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less at the time of purchase. The Company's cash and other cash equivalents at October 31, 2009 and October 31, 2008 consisted of deposits in banks, short-term time deposits and money market funds. As of October 31, 2009 and 2008 cash balances held in foreign financial institutions were $14.7 million and $9.5 million, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents, with balances which may exceed insured limits, with financial institutions and invests in highly rated short-term securities. The Company maintains an allowance for doubtful accounts as an estimate of the inability of its customers to make required payments. The allowance was $36,000 and $16,000 at October 31, 2009 and October 31, 2008, respectively. The amount of the Company's allowance is based on historical experience and an analysis of its accounts receivable balances. Credit losses to date have been within management's expectations. However, actual results could differ from such estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, computed using the straight-line method based on the estimated useful lives of the assets, generally ranging from three to five years. Depreciation commences upon placing the asset in service. Each capital lease is recorded at the lesser of the fair value of the leased asset at the inception of the lease or the present value of the minimum lease payments as of the beginning of the lease term. Leased assets are amortized on a straight-line basis over the estimated useful life of the asset or the lease term. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term. The Company reviews its property and equipment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The following table summarizes the breakdown of the Company's property and equipment as of October 31, 2009 and October 31, 2008 (in thousands):

	As of October 31,	
	2009	2008
Property and equipment:		
Computer equipment	$ 1,508	$ 1,344
Furniture and Fixtures	555	483
Software	749	649
Leasehold improvements	60	60
Capital lease and other assets	35	35
	2,907	2,571
Less: accumulated depreciation and amortization	(2,419)	(1,901)
Total	$ 488	$ 670

Total depreciation expense for fiscal 2009, fiscal 2008 and fiscal 2007 was $337,000, $323,000, and $322,000, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed in business combinations. As required by ASC 350, *Intangibles—Goodwill and Other*, the Company evaluates its goodwill for impairment on an annual basis.

In accordance with ASC 350, *Goodwill*, we test for any goodwill impairment within our single Data Management operating segment and reporting unit. FASB guidance requires that goodwill be tested for impairment at the reporting unit level, at least annually and more frequently upon the occurrence of certain events. The Company uses the market approach to assess the fair value of its assets and this value is compared with the carrying value of those assets to test for impairment. The total fair value of the Company's assets is estimated by summing the fair value of its equity (as indicated by the Versant publicly traded share price and shares outstanding plus an estimated control premium) less its liabilities. Under this approach, if the estimated fair value of the Company's assets is greater than their carrying value, then there is no goodwill impairment. If the estimated fair value of the Company's assets is less than their carrying value, an allocation would be made of the reporting unit's estimated fair value to its assets and liabilities as though the reporting unit had just been acquired in a business combination. The impairment loss is the amount, if any, by which the implied fair value of goodwill allocable to the reporting unit is less than that reporting unit's goodwill carrying amount and would be recorded in operating results during the period of such impairment.

Versant performed its annual evaluations of the Company's goodwill based on the requirements of ASC 350 in October 2009, October 2008 and October 2007. As a result of these impairment tests and valuation analysis, Versant determined that no impairment charges against the Company's goodwill were required in fiscal 2009, fiscal 2008 and fiscal 2007.

Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets with definite lives are carried at cost less accumulated amortization. Identifiable intangibles are currently amortized using the straight-line method over useful lives ranging from 5-9 years. Intangible assets consist of acquired technology, customer relationships and trade names. Versant tests and evaluates its intangible assets for impairment whenever indicators of potential impairment are identified.

In fiscal 2009, fiscal 2008 and fiscal 2007, there were no triggering events to indicate impairment of Versant's intangible assets, and the Company did not perform impairment tests and valuation analysis of its intangible assets. Versant determined that the value of the Company's intangible assets had been fairly recorded in its financial statements, and therefore, no impairment charges against the Company's intangible assets related to the Company's Poet, FastObjects, JDO Genie and db4o acquisitions were recorded in fiscal 2009, fiscal 2008 and fiscal 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

We recognize revenues in accordance with GAAP, as set forth in:

- ASC 985-605, *Software, Revenue Recognition* (formerly known as and comprised of Statement of Position ("SOP") 97-2, *Software Revenue Recognition and* SOP 98-9, Modification of SOP 97-2, *Software Revenue Recognition with Respect to Certain Transactions),*
- ASC 605-35, *Revenue Recognition, Construction-Type and Production-Type Contracts* (formerly known as SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.*)

The Company's revenues consist mainly of revenues earned under software license agreements, maintenance support agreements (otherwise known as post-contract customer support or "PCS") and, to a lesser degree, agreements for consulting and training activities.

Versant uses the residual method to recognize revenues when a license agreement includes one or more elements to be delivered by the Company at a future date. If there is an undelivered element under the license arrangement, the Company defers revenues based on vendor-specific objective evidence ("VSOE") of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If VSOE of fair value does not exist for all undelivered elements of a transaction, the Company defers all revenues from that transaction until sufficient evidence of the fair value exists or until all elements have been delivered. Under the residual method, discounts are allocated only to the delivered elements in a multiple element arrangement, with any undelivered elements being deferred based on the vendor-specific objective evidence of the fair value of such undelivered elements. Versant typically does not offer discounts on future undeveloped products.

Revenues from software license arrangements, including prepaid license fees, are recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists.
- Delivery has occurred and there are no future deliverables except PCS.
- The fee is fixed and determinable. If we cannot conclude that a fee is fixed and determinable, then assuming all other criteria have been met, we recognize the revenues as payments become due in accordance with ASC 985-605.
- Collection is reasonably assured.

If an acceptance period or other contingency exists, revenues are not recognized until customer acceptance or expiration of the acceptance period, or until satisfaction of the contingency, as applicable. The Company's license fees are generally non-cancelable and non-refundable. Also, the Company's customer agreements for prepaid deployment licenses do not make payment of our license fees contingent upon the actual deployment of the software. Therefore, a customer's delay or acceleration in its deployment schedule does not impact our revenue recognition in the case of a prepaid deployment license.

Revenues from related PCS for all product lines are usually billed in advance of the service being provided and are deferred and recognized on a straight-line basis over the term in which the PCS is to

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

be performed, which is generally twelve months. In some cases PCS revenues are paid in arrears of the service being provided and are recognized as revenues at the time the customer provides the Company a report for deployments made during a given time period. Training and consulting revenues are recognized when a purchase order is received, the services have been performed and collection is deemed probable. Consulting services are billed on an hourly, daily or monthly rate. Training classes are billed based on group or individual attendance.

Versant categorizes its customers into two broad groups, End-Users and Value Added Resellers (VARs). End-User customers are companies who use Versant's products internally and do not redistribute the Company's product outside of their corporate organizations. VAR customers include traditional Value Added Resellers, Systems Integrators, Original Equipment Manufacturers ("OEMs") and other vendors who redistribute Versant's products to their external third party customers, either separately or as part of an integrated product.

Versant licenses its data management products through two types of perpetual licenses—development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop and test an application program that uses Versant's software product. Prior to an End-User customer being able to deploy an application that it has developed under the Company's development license, it must purchase deployment licenses based on the number of computers connected to the server that will run the application using Versant's product or, for certain applications, the number of users. Pricing of Versant Object Database and FastObjects licenses varies according to several factors, including the number of computer servers on which the application runs and the number of users that are able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project. These development and deployment licenses may also provide for prepayment to Versant of a nonrefundable amount for future deployment.

VARs and distributors purchase development licenses from Versant on a per seat basis on terms similar to those of development licenses that the Company sells directly to End-Users. VARs are authorized to sublicense deployment copies of Versant's data management products that are either bundled or embedded in the VAR's applications and sold directly to End-Users. VARs are required to report their distribution of Versant's software and are charged a royalty that is either based on the number of copies of the application software that are distributed or computed as a percentage of the selling price charged by the VARs to their end-user customers. These royalties from VARs may be prepaid in full or paid upon deployment. Provided that all other conditions for revenue recognition have been met, revenues from arrangements with VARs are recognized, (i) as to prepaid license arrangements, when the prepaid licenses are sold to the VAR, and (ii) as to other license arrangements, at the time the VAR provides a royalty report to Versant for sales made by the VAR during a given period.

Revenues from the Company's resale of third-party products or services are recorded at total contract value with the corresponding cost included in the cost of sales when Versant acts as a principal in these transactions by assuming the risks and rewards of ownership (including the risk of loss for collection, delivery or returns). When the Company does not assume the risks and rewards of ownership, revenues from the resale of third-party products or services are recorded at contract value net of the cost of sales.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On occasion, at a customer's request, Versant performs engineering work to port the Company's products to an unsupported platform, to customize its software for specific functionality, or other non-routine technical assignment. In these instances, Versant recognizes revenues in accordance with ASC 605-35, *Construction-Type and Production-Type Contracts*, and uses either the time and material percentage of completion method or the completed contract method for recognizing revenues. The Company uses the percentage of completion method if it can make reasonable and dependable estimates of labor costs and hours required to complete the work in question. The Company periodically reviews these estimates in connection with the work performed and rates actually charged and recognizes any losses when identified. Progress to completion is determined using the cost-to-cost method, whereby cost incurred to date as a percentage of total estimated cost determines the percentage completed and revenue recognized. When using the percentage of completion method, the following conditions must exist:

- An agreement must include provisions that clearly specify the rights regarding goods or services to be provided and received by both parties, the consideration to be exchanged and the manner and terms of settlement.
- The customer is able to satisfy its obligations under the contract.
- Versant is able to satisfy its obligations under the contract.

The completed contract method is used when reasonable or dependable estimates of labor costs and time to complete the work cannot be made. As a result, in such situations, Versant defers all revenues until such time as the work is fully completed.

Management of the Company makes significant judgments and estimates in connection with the determination of the revenue Versant recognizes in each accounting period. If Versant had made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized would have resulted.

Foreign Currency Translation

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The Company translates the assets and liabilities of international subsidiaries into the U.S. dollar at the current exchange rates in effect on the balance sheet date and revenues and expenses are translated using rates that approximate the average rates of exchange during the period. Gains and losses from translation adjustments are included in stockholders' equity on the consolidated balance sheets captioned as accumulated other comprehensive income, net.

Other Comprehensive Income

Accumulated other comprehensive income presented in the accompanying consolidated balance sheets consist of cumulative foreign currency translation adjustments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table summarizes the breakdown of comprehensive income for the years ended October 31, 2009, October 31, 2008 and October 31, 2007 (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Net income, as reported	$4,839	$ 9,489	$7,633
Foreign currency translation adjustment	251	(1,163)	825
Other comprehensive income	$5,090	$ 8,326	$8,458

Warranties and Indemnification Obligations

The Company recognizes warranty and indemnification obligations under ASC 460, *Guarantees.* This FASB guidance requires a guarantor to recognize and disclose a liability for obligations it has undertaken in relation to the issuance of the guarantee.

The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe upon a third party's intellectual property rights. The Company has not provided for any reserves for such warranty liabilities.

The Company's software license agreements also generally include a warranty that the Company's software products will substantially operate as described in the applicable program documentation. The Company also warrants that services the Company performs will be provided in a manner consistent with industry standards. To date, Versant has not incurred any material costs associated with these product and service performance warranties, and as such the Company has not provided for any reserves for any such warranty liabilities in its U.S. operating results.

In Europe, there is typically a one-year warranty period for all of the Company's products and services. In fiscal 2006, pursuant to consulting engagements with certain European customers, Versant recorded a $128,000 warranty reserve based on historical experience and expected need at that time in its consolidated financial statements. These warranty reserves were subsequently reversed during the fourth quarter of fiscal 2007 upon expiration of the one-year warranty period. As of October 31, 2009, Versant has provided no warranty reserve balance in its consolidated financial statements.

Deferred Revenue

Deferred revenue represents amounts billed to customers under certain maintenance, software and service contracts for which the revenue earning process has not been completed and revenue has not

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

been recognized. Deferred revenues are recognized as revenue ratably over the life of the contract or when the service is rendered and the Company has satisfied all other revenue recognition criteria.

	As of October 31,	
	2009	2008
Deferred revenue:		
Short-term deferred maintenance	$3,475	$3,120
Long-term deferred maintenance	177	317
	$3,652	$3,437

Accrued Liabilities

The breakdown of short-term accrued liabilities for the fiscal years ended October 31, 2009 and October 31, 2008 were as follows:

	As of October 31,	
	2009	2008
Accrued liabilities:		
Payroll and related	$ 737	$ 923
Taxes payable	1	226
Deferred rent	10	17
Other	467	376
	$1,215	$1,542

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized in accordance with ASC 985-20, *Software, Costs of Software to Be Sold, Leased or Marketed.* The time period between achieving technological feasibility, which Versant has defined as the establishment of a working model, which typically occurs when the beta testing commences, and the general availability of such software has generally been short, and therefore to date, software development costs qualifying for capitalization have been insignificant. No software development costs have been capitalized for the periods ended October 31, 2009, October 31, 2008 and October 31, 2007.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes based on ASC 740, *Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2006, FASB issued guidance which clarifies the accounting for income taxes by prescribing a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company adopted this guidance on its income tax positions on November 1, 2007 and the adoption of the new guidance did not have a material effect on the Company's financial condition or results of operations.

The Company is subject to U.S. federal income taxes and to income taxes in various states in the U.S. as well as in foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign tax examinations by tax authorities for tax years before 2004.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes for all periods presented, which were not significant.

The Company applies the net basis of income statement presentation for taxes collected from customers and remitted to government authorities.

Share Based Compensation

The Company maintains share based compensation plans which allow for the issuance of stock options and restricted common stock to executives, directors and certain employees. The Company also maintains an employee stock purchase plan ("ESPP") that provides for the issuance of shares to all eligible employees of the Company at a discounted price.

Under the fair value recognition guidance of ASC 718, *Compensation, Stock Compensation,* share based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The Company uses the Black-Scholes model to value option awards.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, expected terms and forfeiture rates. The expected volatility rates are estimated based on historical and implied volatilities of our common stock. The expected term represents the average time that options that vest are expected to be outstanding based on the vesting provisions and our historical exercise, cancellation and expiration patterns. We estimate pre-vesting forfeitures when recognizing share based compensation expense based on historical rates and forward-looking factors. We update these assumptions at least on an annual basis and on an interim basis if significant changes to the assumptions are warranted.

Employee Benefit Plans

The Company's employee savings and retirement plan is qualified under Section 401(k) of the United States Internal Revenue Code. Employees may make voluntary, tax-deferred contributions to the 401(k) Plan up to the statutorily prescribed annual limit. No matching contributions to employees' voluntary contributions to the 401(k) plan were made by the Company in fiscal years 2009, 2008 and 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restructuring and Related Charges

Restructuring charges are recognized and measured according to the provisions of ASC 420, *Exit or Disposal Cost Obligations,* which requires a liability for a cost associated with an exit or disposal activity to be recognized at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. Restructuring charges include employee termination and related costs, contract termination costs, and other costs directly associated with exit activities, including impairment of property and other assets. Costs for such activities are estimated by management after evaluating detailed analyses of the cost to be incurred.

Segment and Geographic Information

ASC 280, *Segment Reporting* establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance. The Company's chief operating decision-maker is considered to be the Company's chief executive officer (CEO). The CEO reviews financial information presented on an entity level basis accompanied by non-aggregated information about revenues by product type and certain information about geographic regions for purposes of making operating decisions and assessing financial performance. The entity level financial information is identical to the information presented in the accompanying statements of income. Therefore, the Company has determined that it operates in a single operating segment, Data Management.

The Company operates in North America, Europe and Asia. In general, revenues are attributed to the country in which the contract originates.

The following tables summarize revenues and long-lived assets by each geographic region (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Total revenues by geographic area:			
North America	$ 6,964	$ 9,292	$ 9,679
Europe	10,656	13,275	10,672
Asia	530	2,731	799
Total	$18,150	$25,298	$21,150

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	As of October 31,	
	2009	2008
Total long-lived assets by geographic area:		
North America	$164	$229
Europe	287	383
Asia	75	230
Total	$526	$842

Recent Accounting Pronouncements

Multiple-Deliverable Revenue Arrangements

In September 2009, new guidance was issued related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance is effective for Versant for revenue arrangements entered into or materially modified beginning on November 1, 2011. Early adoption is permitted and we are currently evaluating the impact this guidance may have on our results of operations, financial position and cash flows.

FASB Accounting Standards Codification

In June 2009, the FASB issued the FASB Accounting Standards Codification ("Codification"). The Codification has become the single source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009 (October 31, 2009 for the Company). The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of the Codification did not have any impact on the Company's financial position, results of operations, or cash flows.

Subsequent Events

In May 2009, new guidance under ASC 855, *Subsequent Events*, was issued which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance is effective for interim and annual periods ending after June 15, 2009 (July 31, 2009 for the Company) and did not have a material impact on the financial statements. The Company has evaluated subsequent events through the date of this filing.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangibles—Goodwill and Other

In April 2008, the FASB issued authoritative guidance used to determine the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The guidance is effective for all fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company) and interim periods within those years, with earlier adoption prohibited. The Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations, or cash flow.

Business Combinations

In December 2007, new guidance was issued providing greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. The guidance is effective for all fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company) and interim periods within those years, with earlier adoption prohibited. We do not expect that the adoption of this new guidance will have an impact on our historical consolidated financial position, cash flows or results of operations.

In April 2009, additional guidance was issued which requires that assets acquired and liabilities assumed in a business combination that arise from contingencies to be recognized at fair value, if fair value can be determined during the measurement period. This new rule specifies that an asset or liability should be recognized at time of acquisition if the amount of the asset or liability can be reasonably estimated and that it is probable that an asset existed or that a liability had been incurred at the acquisition date. This new rule is effective for all fiscal years beginning after December 15, 2008 (November 1, 2009 for the Company).

Amendments to Variable Interest Entity Guidance

In June 2009, new guidance was issued which requires an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance is effective at the start of a Company's first fiscal year beginning after November 15, 2009 (November 1, 2010 for the

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company). We do not expect that the adoption of this new guidance will have an impact on our historical consolidated financial position, cash flows and results of operations.

Fair Value Measurements

In September 2006, the FASB issued guidance under ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value and expands disclosures about fair value measurements. This topic does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This guidance is effective for fiscal years beginning after November 15, 2007 (November 1, 2008 for the Company). We adopted ASC 820 for financial assets and liabilities in the first quarter of 2009. Adoption of ASC 820 had no material effect on our financial statements.

In August 2009, the FASB issued additional guidance regarding fair value measurements. This guidance provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. In these circumstances, a reporting entity is required to measure fair value using one or more of the following methods: (1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or (2) a valuation technique that is consistent with U.S. GAAP (e.g. an income approach or market approach). This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include inputs relating to the existence of transfer restrictions on that liability. This guidance is effective for fiscal years and fiscal quarters beginning after August 26, 2009 (November 1, 2009 for the Company). The adoption of this standard is not anticipated to have any impact on our financial position or results of operations.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The FASB guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;
- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial Assets Measured at Fair Value on a Recurring Basis

Our significant financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of October 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type		
	Level 1	Level 2	Level 3
	(in thousands)		
Assets:			
Money market funds	$12,945	$—	$—
Time deposits	13,366	—	—
Total	$26,311	$—	$—

Our valuation techniques used to measure the fair values of our money market funds and time deposits were derived from quoted market prices, as all of these instruments have original maturities within 90 days from our date of purchase, and active markets for these instruments exist.

NOTE 4. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Versant evaluates and revises its bad debt allowance as part of its quarter end process at each subsidiary and corporate level. The Company's management assigns a risk factor and percentage of risk to each account receivable, the collection of which is considered non-routine. The Company also assigns a general reserve to all its overdue accounts, excluding the non-routine items.

The following table summarizes the activities in the Company's allowance for doubtful accounts (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Allowance for doubtful accounts:			
Beginning balance	$16	$ 68	$62
Adjustments to provision	20	(52)	6
Ending balance	$36	$ 16	$68

NOTE 5. ACQUISITION, GOODWILL AND INTANGIBLE ASSETS

Acquisition

On December 1, 2008, the Company acquired the assets of the database software business of privately-held Servo Software, Inc. or "Servo" (formerly known as db4objects, Inc.) pursuant to an asset purchase agreement between Versant and Servo dated December 1, 2008 (the "db4o Purchase Agreement"). The acquisition of the db4o assets allows Versant to provide an open source object database software solution targeting the embedded device market. Our results of operations include db4o transactions from the acquisition date of December 1, 2008.

The total purchase price of $2,383,201 consists of the following:

a) Initial cash payment of $2,100,000 made in December 2008; and

b) Direct transaction costs of $183,201; and

c) Contingent deferred payment of $100,000 due June 1, 2009.

Under the terms of the db4o Purchase Agreement, in consideration of its acquisition of the assets of the db4o business, Versant paid Servo the above-mentioned closing payment of $2,100,000 in cash, agreed to pay up to a maximum of an additional $300,000 payable in three contingent deferred payments of up to $100,000 each during the 18-month period immediately following the December 1, 2008 acquisition date and assumed certain liabilities of Servo under certain contracts included among the db4o assets. The three contingent deferred payments of up to $100,000 each are payable on the dates that are six months, twelve months and eighteen months, respectively, following the December 1, 2008 acquisition date. The Company made the first contingent deferred payment of $100,000 to Servo on May 29, 2009, and the second payment of $90,000 on November 30, 2009. Each of these contingent payments is subject to adjustment and reduction if certain former key service providers to Servo cease, for certain reasons, to be employed by or to provide services to Versant as a full-time employee or a full-time independent contractor. Consequently, the remaining contingent deferred payment amount is subject to reduction dependent on the retention of these identified key service providers.

Under the purchase method of accounting, the total purchase price for the db4o assets was allocated to db4o's net tangible and identifiable intangible assets based on their estimated fair values as of the acquisition date, with the excess of the purchase price over these aggregate fair values recorded as goodwill. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which values each intangible asset based upon the estimated impact on the Company's expected future after-tax cash flows and discounts the net changes in the Company's expected future after-tax cash flows to present value. The discount was based on an analysis of the

NOTE 5. ACQUISITION, GOODWILL AND INTANGIBLE ASSETS (Continued)

weighted-average cost of capital for the industry. The Company's allocation of the purchase price for the db4o assets and liabilities is summarized below:

Tangible net assets acquired	$ 83,400
Customer relationships	210,000
Developed technology	300,000
Trade name	100,000
Goodwill	1,689,801
	$2,383,201

Purchased identifiable intangible assets are amortized on a straight-line basis over their useful lives. The estimated useful economic lives of the acquired customer relationships, developed technology and trade name are nine, five and five years, respectively. The weighted average amortization period of the db4o intangible assets is 6.4 years. Changes to the allocation of the purchase price for the acquisition may occur as additional information (such as contingent payments) becomes available.

db4o's results of operations for periods prior to this acquisition were not material to the Company's condensed consolidated statements of income and, accordingly, pro forma financial information has not been presented.

Goodwill

The following table presents goodwill balances and acquisitions of, and adjustments to, goodwill during the fiscal year ended October 31, 2009 (in thousands):

	Net carrying amount as of October 31, 2008	Goodwill acquired	Net carrying amount as of October 31, 2009
Goodwill:			
Versant Europe	$ 241	$ —	$ 241
Poet Holdings, Inc.	5,752	—	5,752
FastObjects, Inc.	677	—	677
JDO Genie (PTY), LTD	50	—	50
db4o	—	1,690	1,690
Total	$6,720	$1,690	$8,410

Goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. Versant conducted its annual impairment test in October 2009 and determined there was no impairment.

The goodwill acquired in the db4o acquisition will be deductible for tax purposes based upon a 15 year tax life.

NOTE 5. ACQUISITION, GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

The Company's intangible assets' balances as of October 31, 2009 and October 31, 2008 are as follows (in thousands):

Intangible assets:	As of October 31, 2009			As of October 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Poet Holdings, Inc. Developed Technology & Customer Relationships (Amortized over 7 years)	$1,919	$1,643	$276	$1,919	$1,454	$465
JDO Genie (PTY), LTD. Developed Technology (Amortized over 5 years)	550	550	0	550	477	73
db4o-Developed Technology (Amortized over 5 years)	300	55	245	—	—	—
db4o-Customer Relationships (Amortized over 9 years)	210	21	189	—	—	—
FastObjects, Inc. Customer Relationships (Amortized over 6 years)	148	137	11	148	121	27
db4o-Trade Name (Amortized over 5 years)	100	19	81	—	—	—
Total	$3,227	$2,425	$802	$2,617	$2,052	$565

Aggregate amortization expense for intangible assets was $373,000, $315,000 and $315,000, respectively, for the fiscal years ended October 31, 2009, October 31, 2008 and October 31, 2007, respectively.

The projected amortization of the Company's existing intangible assets as of October 31, 2009 is as follows (in thousands):

	Amortization
Fiscal year ending October 31,	
2010	$304
2011	190
2012	103
2013	103
Thereafter	102
Total	$802

NOTE 6. LEASE OBLIGATIONS

Versant's principal commitments as of October 31, 2009 consist of obligations under operating leases for facilities and equipment commitments.

Versant leases office space for its U.S. headquarters in Redwood City, California and also leases field office space in Hamburg, Germany and Pune, India under multi-year operating lease agreements.

On July 17, 2009, the Company entered into an Office Building Lease with DIC DP Hamburg Halenreie Gmbh, pursuant to which the Company has leased approximately 10,200 square feet in an office facility located in Hamburg, Germany. The lease has a term of sixty months, which commenced in December 2009. The total rent payable over the full sixty month lease term will be approximately $885,000.

On September 3, 2009, the Company and CA-Shorebreeze Limited Partnership entered into the First Amendment (the "Amendment") of an Office Building Lease executed between the parties on March 23, 2007. The Amendment extends the term of the Company's lease of approximately 6,800 square feet in an office facility located in Redwood City, California for an additional term of three years to May 31, 2013. The total rent payable over the thirty-six month extended lease term will be approximately $553,000.

Consolidated rent expense in fiscal years ended October 31, 2009, 2008 and 2007, was approximately $507,000, $550,000, and $735,000, respectively.

The Company's future annual minimum commitments as of October 31, 2009 under non-cancelable operating leases are listed as follows (in thousands):

	Facilities Leases	Equipment Leases	Total
Fiscal year ending October 31,			
2010	$ 363	$ 6	$ 369
2011	375	—	375
2012	383	—	383
2013	302	—	302
Thereafter	199	—	199
Total	$1,622	$ 6	$1,628

NOTE 7. STOCKHOLDERS' EQUITY AND INCOME PER SHARE

Basic and diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase.

NOTE 7. STOCKHOLDERS' EQUITY AND INCOME PER SHARE (Continued)

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share amounts):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Net income from continuing operations	$4,839	$9,391	$7,329
Net income from discontinued operations, net of income taxes	—	98	304
Net income	$4,839	$9,489	$7,633
Calculation of basic net income per share:			
Weighted average common shares outstanding	3,626	3,729	3,649
Net income from continuing operations	$ 1.33	$ 2.52	$ 2.01
Net income from discontinued operations, net of income taxes	$ —	$ 0.02	$ 0.08
Net income per share, basic	$ 1.33	$ 2.54	$ 2.09
Calculation of diluted net income per share:			
Weighted average common shares outstanding	3,626	3,729	3,649
Dilutive effect of employee and director stock options	37	54	59
Weighted average common shares outstanding and potentially dilutive common shares	3,663	3,783	3,708
Net income from continuing operations	$ 1.32	$ 2.48	$ 1.98
Net income from discontinued operations, net of income taxes	$ —	$ 0.03	$ 0.08
Net income per share, diluted	$ 1.32	$ 2.51	$ 2.06

The computation of diluted net income per share does not include shares that are anti-dilutive under the treasury stock method because their exercise prices are higher than the average market value of Versant's stock during the period. For the years ended October 31, 2009, 2008 and 2007, 182,000, 22,000 and 34,000 potentially dilutive shares, respectively, were excluded from the computation of diluted net income per share.

NOTE 8. STOCK REPURCHASE PROGRAM

On December 1, 2008, Versant's Board of Directors approved a stock repurchase program authorizing Versant to repurchase up to $5.0 million worth of its outstanding common shares from time to time on the open market, in block trades or otherwise. The stock repurchase program expired by its terms on October 31, 2009. Versant acquired 222,688 common shares on the open market for approximately $3.2 million at an average purchase price of $14.52 per share under the stock repurchase program.

NOTE 8. STOCK REPURCHASE PROGRAM (Continued)

On November 30, 2009 Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2010, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued or extended at any time by the Company.

NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS

Versant has, or had during fiscal 2009, the following option plans in place:

- 2005 Equity Incentive Plan

The 2005 Equity Incentive Plan was approved by Versant's shareholders in August 2005 to replace the Company's 1996 Equity Incentive Plan. Upon adoption of the 2005 Equity Incentive Plan, the Company immediately terminated use of the 1996 Equity Incentive Plan. Under the 2005 Equity Incentive Plan, the Company is authorized to grant stock options, restricted stock awards and stock bonuses. These options are generally granted to its employees with a three-year vesting schedule in which 25% of the option vests and becomes exercisable nine months from the grant date and the remaining 75% vests ratably, on a monthly-basis thereafter over the remaining 27 months of the vesting schedule. All options granted to employees under the Company's 2005 Equity Incentive Plan expire no later than ten years after the grant date.

- 1996 Equity Incentive Plan

Although the 1996 Equity Incentive Plan has since expired by its terms, options to purchase a total of 14,197 shares originally granted under this Plan were still outstanding as of October 31, 2009.

- 2005 Directors' Stock Option Plan

The 2005 Directors' Stock Option Plan was approved by Versant's shareholders in August 2005 to replace the Company's 1996 Directors' Stock Option Plan. Upon adoption of the 2005 Directors' Stock Option Plan, the Company immediately terminated use of the 1996 Directors' Stock Option Plan. Under the 2005 Directors' Stock Option Plan, Versant grants 4,000 options as an initial grant to new directors on the Board who are not employees of the Company or of a parent, subsidiary or affiliate of the Company ("Outside Directors") and grants 4,000 additional options to each Outside Director as an annual succeeding grant thereafter. Both initial and succeeding option grants vest 50% on the first and second anniversaries of the option grant. The options granted under the 2005 Directors' Stock Option Plan must expire no later than ten years after the grant date.

- 1996 Directors' Stock Option Plan

As of October 31, 2009, a total of 18,488 options remain outstanding under Versant's 1996 Directors' Stock Option Plan. Versant ceased granting options under its 1996 Directors' Stock Option Plan in August 2005 and no further options will be granted under the 1996 Directors' Stock Option Plan.

NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

- Assumed Poet Options and Plans

Versant acquired all of Poet's stock option plans in connection with our March 2004 acquisition of Poet. As of October 31, 2009, a total of 21,094 options remain outstanding under these Poet plans. No further options will be granted under any of Poet's option plans.

- 2005 Employee Stock Purchase Plan

The 2005 Employee Stock Purchase Plan was approved by Versant's shareholders in August 2005 to replace the Company's 1996 Employee Stock Purchase Plan. Upon adoption of the 2005 Employee Stock Purchase Plan, the Company immediately terminated use of the 1996 Employee Stock Purchase Plan and ceased to issue stock under the 1996 Employee Stock Purchase Plan, and instead thereafter issued stock under the 2005 Employee Stock Purchase Plan. The number of common shares initially reserved under the 2005 Employee Stock Purchase Plan was equal to the number of shares that were reserved and available for issuance under the 1996 Employee Stock Purchase Plan on the date of the approval of the new plan.

Under the Employee Stock Purchase Plan, employees may defer up to 10% of their compensation to purchase shares of our common stock at a purchase price equal to 85% of the lower of the fair market value per share of our common stock on the commencement date of the applicable six month offering period or the applicable purchase date. As of October 31, 2009, approximately 61,000 shares were available for future issuance.

Shares Reserved for Future Issuance

As of October 31, 2009, the Company had reserved shares of common stock for the following purposes:

Employee stock purchase plan	61,259
Stock options available for grant	306,916
Unexercised stock options	385,842
Balance as of October 31, 2009	754,017

NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Stock Option Activities

The stock option activities in fiscal years 2009, 2008 and 2007 were as follows:

	Options available for grant	Number of options outstanding	Weighted average exercise price
Balance as of October 31, 2006	**193,234**	**184,590**	**$16.89**
Authorized	200,000	—	—
Granted	(108,866)	108,866	14.57
Exercised/expired	(34,422)	(45,488)	6.94
Canceled	12,486	(12,486)	35.80
Balance as of October 31, 2007	**262,432**	**235,482**	**$16.75**
Authorized	50,000	—	—
Granted	(127,100)	127,100	22.40
Exercised/expired	(1,201)	(55,673)	9.01
Canceled	3,585	(3,585)	29.64
Balance as of October 31, 2008	**187,716**	**303,324**	**$20.40**
Authorized	220,000	—	—
Granted	(153,050)	153,050	13.55
Exercised/expired	(4,920)	(13,362)	9.09
Canceled	57,170	(57,170)	17.88
Balance as of October 31, 2009	**306,916**	**385,842**	**$18.45**

NOTE 10. SHARE BASED COMPENSATION

Beginning in fiscal 2006, Versant has accounted for share-based compensation costs in accordance with ASC 718, *Compensation, Stock Compensation*. Under the fair value recognition guidance of ASC 718, share based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of employee stock option compensation at the date of grant. This model requires the use of assumptions, including expected volatility, expected term, risk-free interest rate and dividend yield, some of which require significant management judgment. Further, the Company estimates forfeiture rates for those options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our share-based compensation. The estimated fair value is charged to earnings on a straight-line basis over the vesting period of the underlying awards, which are generally three years under the Company's Equity Incentive Plans and two years under the Directors Stock Option Plans. While the estimate of fair value and the associated charge to earnings materially impacts the Company's results of operations, it has no impact on its cash position.

Versant employs historical volatility over a period equal to the expected term of the options as the basis for estimating expected volatility. The Company, however, takes into account all available current information to determine the expected volatility. As of October 31, 2009, Versant uses historical volatility as the best estimate of the future volatility of its common stock.

NOTE 10. SHARE BASED COMPENSATION (Continued)

Versant bases the expected term of its options on historical exercise data, while considering other factors that could possibly impact the future life of the options. As of October 31, 2009, the Company determined that the estimated expected life of an employee share option granted under the Company's Equity Incentive Plan was 3.1 years. The expected life for the options granted under the Directors' Plans to the board members who are not full time employees of Versant is 5.75 years. Versant used the simplified method allowed by SEC Staff Accounting Bulletin Nos.107 and 110 to arrive at this calculation. Under the simplified method, the expected term is equal to vesting term plus original contractual term divided by two.

Versant uses the Treasury Constant Maturities rates reported by The Federal Reserve to approximate the risk free interest rate. Versant has not distributed any dividends to its common stockholders and does not expect to do so in the near future.

Versant uses historical forfeiture data, modified by any available relevant information to arrive at the estimated forfeiture rate. ASC 718 requires that forfeitures be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Versant applies the forfeiture rate to the unvested portion of the option valuation and performs a true up if the actual forfeiture rate is different from the one applied in prior periods. As of October 31, 2009, Versant uses an 8% expected forfeiture rate for employee stock options.

Versant estimates the fair value of employee rights to purchase shares under its employee stock purchase plan, or "ESPP", using the Black-Scholes Option Pricing Model.

The purchase price of shares which employees may acquire under the Company's ESPP, at any purchase period, is 85% of the lesser of either of the following: the fair market value of the shares on the offering date or the fair market value of the shares on the purchase date. Versant records compensation expense based on the estimated fair value of the shares granted under the ESPP.

Versant does not expect to realize any current tax benefits in fiscal 2009 related to stock options or shares issued under its ESPP. Versant currently provides a full valuation allowance for its domestic deferred tax assets and accordingly, a valuation allowance is also provided for any tax effects of share based compensation expense.

The fair values of each option granted and each share issued under the ESPP are estimated on the date of grant, using the Black-Scholes Option Pricing Model, based on the following weighted average assumptions:

	Stock Options			ESPP		
	Fiscal Year Ended October 31,			Fiscal Year Ended October 31,		
	2009	2008	2007	2009	2008	2007
Assumptions:						
Volatility	56%–73%	57%–88%	71%–107%	59%–65%	48%–52%	52%–80%
Expected life (in years)	2.4–5.75 years	2.3–5.75 years	2.2–5.75 years	6 months	6 months	6 months
Weighted average risk-free interest rate	0.82%–2.58%	2.32%–3.22%	4.17%–4.85%	0.29%–0.45%	2.01%–3.31%	4.76%–5.00%
Dividend yield	—	—	—	—	—	—

NOTE 10. SHARE BASED COMPENSATION (Continued)

Share based compensation expense recognized in the consolidated statements of income related to the stock option plans and the ESPP for fiscal 2009, fiscal 2008 and fiscal 2007 was as follows:

	Fiscal year ended October 31,		
	2009	2008	2007
Stock-based compensation expense:			
Stock Options	$933	$807	$320
ESPP	37	114	96
Total	$970	$921	$416

The following table summarizes the changes in stock option activities under the Company's equity-based compensation plans during fiscal 2009 and fiscal 2008:

	Fiscal Year Ended October 31,			
	2009		2008	
	Shares in thousands	Weighted average exercise price	Shares in thousands	Weighted average exercise price
Stock option activity:				
Outstanding at the beginning of the period	303	$20.40	235	$16.75
Granted	153	13.55	127	22.40
Exercised	(13)	9.10	(56)	9.01
Forfeited and expired	(57)	17.88	(3)	29.64
Outstanding at the end of the period	386	$18.45	303	$20.40
Options exercisable at the end of the fiscal year	264	$19.69	184	$21.73

NOTE 10. SHARE BASED COMPENSATION (Continued)

The following table summarizes significant ranges of outstanding and exercisable options as of October 31, 2009:

	Options Outstanding			Options Exercisable		
	Number outstanding at October 31, 2009 (in thousands)	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding at October 31, 2009 (in thousands)	Weighted average remaining contractual life	Weighted average exercise price
Exercise Prices:						
From $3.00 to $6.00	24	4.66	$ 4.39	24	4.66	$ 4.39
From $6.13 to $9.20	26	5.85	7.02	26	5.85	7.02
From $10.20 to $16.00	175	8.53	12.98	89	7.90	12.42
From $17.19 to $40.00	153	7.64	22.37	117	7.50	22.73
From $42.00 to $122.20	7	0.78	96.26	7	0.78	96.26
From $465.50 to $1,287.00	1	0.28	629.80	1	0.28	629.80
	386	7.60	$ 18.45	264	7.02	$ 19.69
Options expected to vest as of October 31, 2009	378	7.57	$ 18.49			
Aggregate intrinsic value of options (in thousands)	$1,590			$1,117		
Aggregate intrinsic value of shares expected to vest (in thousands)	$1,569					

The aggregate intrinsic value of stock options outstanding and exercisable, and vested or expected to vest, at October 31, 2009 was based on the closing price of our common stock on October 31, 2009 of $18.44 per share.

The summary of the status of Versant's nonvested shares as of October 31, 2009 and changes during the fiscal year ended October 31, 2009 is as follows:

	Shares (in thousands)	Weighted average grant date fair value
Nonvested shares:		
Nonvested at October 31, 2008	143	$9.62
Granted	153	5.52
Vested	(100)	8.90
Forfeited	(50)	6.82
Nonvested at October 31, 2009	146	$7.54

NOTE 10. SHARE BASED COMPENSATION (Continued)

Additional information related to the fair value of Versant's stock options as of October 31, 2009, 2008 and 2007 is as follows:

	Fiscal Year Ended October 31,		
	2009	2008	2007
	(in thousands, except for per share amounts)		
Weighted average grant date fair value of options granted (per share)	$5.52	$10.67	$8.33
Total fair value of options granted	$ 844	$1,376	$ 908
Total fair value of shares vested	$ 898	$ 747	$ 240
Total intrinsic value of options exercised	$ 89	$1,139	$ 581

The total unrecognized compensation costs related to non-vested options were $951,000 at October 31, 2009 and will be recognized over a weighted average period of approximately 1.5 years. Future stock option grants and the intrinsic value of ESPP shares will increase the unrecognized compensation, whereas quarterly amortization and the vesting of the existing stock option grants will reduce it.

NOTE 11. SETTLEMENT OF LITIGATION

Versant's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe upon a third party's intellectual property rights. A former customer of the Company sought indemnification from Versant for alleged infringement of intellectual property rights related to a product that Versant discontinued in 2004. The customer's indemnification claims included seeking recovery of costs it incurred in defending a now settled suit brought against the customer by a third party who had asserted that such third party's intellectual property rights had been infringed. The Company and this former customer reached a settlement agreement with respect to this pending litigation on June 3, 2008 for a cash settlement payment of $800,000 and a full mutual release of claims. The Company had previously recorded a contingency reserve for this litigation of approximately $63,000 in the fiscal quarter ended January 31, 2007. As a result of this settlement, an additional charge of $800,000 was recorded to general and administrative expenses for the fiscal quarter ended April 30, 2008, which is reflected in the accompanying consolidated statement of income for fiscal 2008 to reflect this settlement. A payment of $62,500 was made to the former customer during the fiscal quarter ended April 30, 2008, and a settlement payment of $800,000 was made to the former customer during the fiscal quarter ended July 31, 2008.

NOTE 12. RESTRUCTURING

In the fourth quarter of fiscal year 2009, the Company committed to the implementation of a restructuring plan pursuant to which it will be closing its research and development facility in Pune, India and winding down the affairs of its subsidiary, Versant India Private Limited ("Versant India"). The restructuring plan was undertaken to consolidate the Company's research and development efforts into one location in Germany in order to streamline operations, create management efficiencies and increase productivity. The Company expects the restructuring to be substantially completed during the second fiscal quarter ending April 30, 2010 and expects to incur total restructuring and other charges ranging from $300,000 to $350,000.

The following table reflects the type and amount of these restructuring charges included in operating expenses for fiscal year 2009:

Severance, retention and related charges	$ 32,043
Impairment of fixed assets (non-cash charges)	61,005
Impairment to other assets (non-cash charges)	41,719
Other direct costs of closure	4,587
	$139,354

The following table reflects the restructuring charges included in accrued liabilities on the consolidated balance sheets:

Restructuring accrual balance as of October 31, 2008	$ —
Provision for employee termination costs	32,043
Restructuring accrual balance as of October 31, 2009	$32,043

NOTE 13. LIQUIDATION OF A FOREIGN SUBSIDIARY

In fiscal 2007, Versant elected to liquidate Versant Ltd., its subsidiary in the United Kingdom, to reduce costs and centralize European operations. The liquidation of Versant Ltd. was completed in the fourth quarter of fiscal 2007.

Upon the completion of the liquidation of Versant Ltd. in October 2007, Versant recorded a $245,000 operating loss to reflect the realization of accumulated foreign currency translation adjustments related to Versant Ltd. A corresponding amount was recorded to eliminate accumulated other comprehensive loss, a component of equity, previously recorded in Versant Ltd.'s balance sheet. This loss represents the net unrealized foreign currency translation losses accumulated from changes in exchange rates and the related effects from the translation of assets and liabilities of Versant Ltd.

NOTE 14. INCOME TAXES

The Company accounts for income taxes pursuant to the provisions of ASC 740, *Income Taxes*, which requires an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in

NOTE 14. INCOME TAXES (Continued)

effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding realizability exists.

Income before provision for income tax expense (benefit) consisted of the following (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
United States	$(1,015)	$ 2,050	$2,404
International	5,292	8,870	6,096
	$ 4,277	$10,920	$8,500

The provision for income tax expense (benefit) consisted of the following (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Current:			
Federal	$ —	$ —	$ —
State	24	4	50
Foreign	299	1,174	766
Foreign withholding	54	253	51
Total current	377	1,431	867
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	(939)	—	—
Total deferred	(939)	—	—
Total provision for income tax expense (benefit)	$(562)	$1,431	$867

NOTE 14. INCOME TAXES (Continued)

The provision for income tax expense (benefit) differs from the amount estimated by applying the statutory federal income tax rate (35%) to income before taxes as follows (in thousands):

	Fiscal Year Ended October 31,		
	2009	2008	2007
Federal Tax at statutory rate	$ 1,497	$ 3,822	$ 2,975
State tax at statutory rate, net of federal benefit	(138)	491	442
Change in valuation allowance	(711)	(8,387)	(2,636)
Foreign tax differential	(1,299)	959	(10)
Foreign tax dividend	—	2,650	—
Decrease in tax credits	—	1,853	—
Other	89	43	96
	$ (562)	$ 1,431	$ 867

The components of the net deferred tax asset were as follows (in thousands):

	As of October 31,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 35,307	$ 35,331
Tax credit carryforwards	1,815	1,756
Other	255	62
	37,377	37,149
Valuation allowance	(36,438)	(37,149)
Net deferred tax asset	$ 939	$ —

At October 31, 2009, the Company had federal and state net operating loss carry forwards of $69.9 million and $12.4 million, respectively, and federal and state tax credit carry forwards of $1.4 million and $700,000, respectively. The federal and state net operating loss carry forwards expire on various dates through 2029. The federal tax credit carry forwards expire on various dates through 2023. The state tax credit can be carried forward indefinitely. Additionally, at October 31, 2009, the Company had German net operating tax loss carry forwards of approximately $31.4 million. The German tax code provides for certain annual statutory limitations related to the use of tax loss carry forward amounts. For each taxable year, the Company may utilize German tax loss carry forwards fully up to the first million euros of taxable income, and thereafter, the tax loss carry forwards are limited to 60% of taxable income.

In evaluating Versant's ability to utilize its deferred tax assets, management of the Company considers all available positive and negative evidence, including past operating results in the most recent fiscal years and an assessment of expected future results of operations on a jurisdiction by jurisdiction basis. As of October 31, 2008, a full valuation allowance was recorded against the Company's net deferred tax assets. Based on all the available evidence, management concluded that it had become more likely than not that a portion of net deferred tax assets in Germany would be

NOTE 14. INCOME TAXES (Continued)

realized. As a result, Versant released approximately $939,000 of the valuation allowance in fiscal year 2009 which was recorded as an income tax benefit. As of October 31, 2009, the Company has a remaining valuation allowance of approximately $36.4 million against net deferred tax assets in the U.S. and foreign jurisdictions. Significant management judgment is required to determine when, in the future, it will become more likely than not that additional net deferred tax assets will be realized. Management will continue to assess the realizability of the tax benefit available based on actual and forecasted operating results. Management does not anticipate significant changes to its uncertain tax positions through October 31, 2010.

Due to "change in ownership" provisions of the Internal Revenue Code of 1986, the availability of net operating loss and tax credit carry forwards to offset federal taxable income in future periods is subject to an annual limitation.

A portion of deferred tax assets relating to net operating losses pertains to net operating loss carry forwards resulting from tax deductions upon the exercise of employee stock options of approximately $1.6 million. When recognized, the tax benefit of these loss carry forwards will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense.

The Company adopted the provisions of ASC 740, *Income taxes* related to uncertain tax positions on November 1, 2007. During the year ended October 31, 2009, the amount of unrecognized tax benefits decreased $71,000 due to the completion of a foreign income tax examination covering fiscal years 2006 and 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of October 31, 2008	$1,700
Additions for current year tax positions	—
Additions for prior years tax positions	—
Reductions for prior years tax positions	—
Settlements	(71)
Balance as of October 31, 2009	$1,629

If recognized, $1.3 million of these unrecognized tax benefits would affect the effective tax rate.

The Company is subject to U.S. federal income taxes and to income taxes in various states in the U.S. as well as in foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or foreign tax examinations by tax authorities for tax years before 2004.

NOTE 15. DISCONTINUED OPERATIONS

On February 1, 2006 Versant completed the sale of the assets associated with its WebSphere consulting practice to Sima Solutions ("Sima"), a privately held U.S. based company. Versant's WebSphere practice provided consulting and training services to end-users of IBM's WebSphere® application server software. As a result of this transaction, Versant ceased conducting its WebSphere

NOTE 15. DISCONTINUED OPERATIONS (Continued)

consulting practice. In connection with Versant's sale of its WebSphere assets, certain employees of Versant, who formerly worked in Versant's WebSphere Practice, joined Sima.

The WebSphere transaction, based on ASC 360-10-35, *Impairment or Disposal of Long-Lived Assets*, met the criteria of a long-lived asset (disposal group) held for sale at the end of the first quarter ended January 31, 2006. As a result, Versant has reflected the results of operations of its WebSphere consulting practice for fiscal 2008 and fiscal 2007 as discontinued operations. Therefore, reported revenues for these periods no longer include any revenues from the WebSphere consulting practice. The results from the discontinued WebSphere operations, however, are reported as net income from discontinued operations, net of income taxes.

Under the Sale Agreement between Versant and Sima, the Company was entitled to receive contingent payments from Sima related to the WebSphere business for a 24-month period following the closing of the Agreement. This 24-month period expired on January 31, 2008. Consequently no further royalties were payable from Sima to Versant for periods after Versant's fiscal quarter ended January 31, 2008.

During fiscal 2008 and fiscal 2007, Versant recorded $98,000 and $304,000 respectively, in royalty payments from WebSphere as income from discontinued operations.

Our results for fiscal 2009 do not include any amounts related to the Websphere sale transaction as Versant's rights to receive revenues terminated in January 2008.

NOTE 16. SUBSEQUENT EVENTS

On November 30, 2009, Versant's Board of Directors approved a new stock repurchase program pursuant to which the Company is authorized to repurchase up to $5.0 million of its common stock in fiscal year 2010. The stock repurchase program is currently scheduled to expire upon the earlier of October 31, 2010, or such time as Versant has expended $5.0 million to repurchase outstanding common shares under the program; however the program may be suspended, discontinued or extended at any time by the Company. Any repurchases made under the stock repurchase program are expected to be funded from the Company's working capital.

NOTE 17. SELECTED QUARTERLY INFORMATION (unaudited)

Summarized quarterly supplemental consolidated financial information for fiscal 2009 and 2008 is as follows (in thousands, except per share amounts):

	Fiscal 2009 Quarters Ended				Fiscal 2008 Quarters Ended			
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
Revenues	$4,139	$4,433	$3,959	$5,619	$5,993	$6,300	$6,721	$6,284
Cost of revenues	549	573	532	577	535	526	552	570
Gross profit	3,590	3,860	3,427	5,042	5,458	5,774	6,169	5,714
Operating expenses	3,015	2,884	2,609	3,366	3,066	3,082	4,035	2,981
Income from operations	575	976	818	1,676	2,392	2,692	2,134	2,733
Net income from continuing operations	1,610	891	776	1,562	2,233	2,658	1,977	2,523
Income from discontinued operations, net of income tax	—	—	—	—	—	—	16	82
Net income	$1,610	$ 891	$ 776	$1,562	$2,233	$2,658	$1,993	$2,605
Net income per share								
Basic	$ 0.45	$ 0.25	$ 0.21	$ 0.42	$ 0.60	$ 0.71	$ 0.54	$ 0.71
Diluted	$ 0.45	$ 0.25	$ 0.21	$ 0.42	$ 0.59	$ 0.70	$ 0.53	$ 0.69

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our management (with the participation of our Chief Executive Officer and our Chief Financial Officer) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of October 31, 2009, the end of the fiscal period covered by this report on Form 10-K. Securities and Exchange Commission, or SEC, rules define the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in its reports filed under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of the effectiveness of our disclosure controls and procedures by our management with the participation of the Chief Executive Officer and the Chief Financial Officer, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been or will be detected. These inherent limitations include the fact that there are resource constraints, and that the benefits of controls must be considered relative to their costs.

Management's Report on Internal Control over Financial Reporting.

The information required to be furnished pursuant to this item is set forth under the caption "Report of Management on Internal Control Over Financial Reporting" in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Changes in Internal Control over Financial Reporting.

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The certifications of Versant's Chief Executive Officer and Chief Financial Officer attached as Exhibit 31.01 and Exhibit 31.02 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning Versant's disclosure controls and procedures and internal control over financial reporting. Such certifications should be read in conjunction with the information contained or incorporated by reference in this Item 9A(T) for a more complete understanding of the matters covered by such certifications. The certifying officers have worked to design, or caused to be designed, disclosure controls and procedures, for the purpose of ensuring that material information relating to Versant, including its consolidated subsidiaries, is made known to them by other personnel of Versant on a timely basis and internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These disclosure controls and procedures and internal control over financial reporting were designed and adopted in good faith for these purposes, but it is recognized that these procedures must be continually evaluated and can always merit further improvement.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Board has adopted a Code of Conduct and Ethics that applies to Versant's principal executive officer, principal financial officer, principal accounting officer and all other employees of the Company. This Code of Conduct and Ethics is posted on our website at http://www.versant.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website at http://www.versant.com on the investors' relations page.

The remainder of the information required for this Item 10 is incorporated by reference from our Proxy Statement to be filed in connection with our 2010 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2010 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2010 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information required for this Item is incorporated by reference from our Proxy Statement to be filed in connection with our 2010 Annual Meeting of Shareholders.

Item 15. Exhibits and Financial Statement Schedules

The exhibit list in the "Exhibit Index" is incorporated herein by reference as the list of exhibits required as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSANT CORPORATION

Dated:
January 29, 2010

/s/ JERRY WONG

Jerry Wong
Vice President, Finance
Chief Financial Officer
(Duly Authorized Officer,
Principal Financial Officer and
Principal Accounting Officer)

/s/ JOCHEN WITTE

Jochen Witte
President and Chief Executive Officer
(Duly Authorized Officer and Principal
Executive Officer) and Director

POWER OF ATTORNEY

By signing this Form 10-K below, I hereby appoint each of Jochen Witte and Jerry Wong as my attorneys-in-fact to sign all amendments to this Form 10-K on my behalf, and to file this report on Form 10-K (including all exhibits and other documents related to the Form 10-K) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken, directly or indirectly, by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
PRINCIPAL EXECUTIVE OFFICER:		
/s/ JOCHEN WITTE Jochen Witte	President and Chief Executive Officer and Director	January 29, 2010
PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING OFFICER:		
/s/ JERRY WONG Jerry Wong	Vice President, Finance and Chief Financial Officer	January 29, 2010
ADDITIONAL DIRECTORS:		
/s/ UDAY BELLARY Uday Bellary	Director	January 29, 2010
/s/ WILLIAM HENRY DELEVATI William Henry Delevati	Director	January 29, 2010
/s/ HERBERT MAY Herbert May	Director	January 29, 2010
/s/ BERNHARD WOEBKER Bernhard Woebker	Director	January 29, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	File No.	Filing Date	Exhibit	Filed Herewith
2.01	Agreement and Plan of Merger with Poet Holdings, Inc. dated September 27, 2003 by and among the Registrant, Puma Acquisition Inc. and Poet Holdings Inc. †	8-K	000-28540	09/29/03	99.1	
2.02	Amendment to Agreement and Plan of Merger, dated as of January 20, 2004, by and among the Registrant, Poet Holdings, Inc. and Puma Acquisition, Inc.	S-4/A	333-110444	2/2/04	2.2	
2.03	Share Purchase and Transfer Agreement dated as of September 13, 2004 between Poet Software GmbH and ems ePublishing AG and attached list of annexes thereto (translated to English from the original German text). †	8-K	000-28540	9/17/04	2.01	
2.04	Asset Purchase Agreement as of February 1, 2006 between Versant Corporation and Sima Solutions	8-K	000-28540	02/7/06	2.01	
3.01	Amended and Restated Articles of Incorporation of the Registrant, filed with the California Secretary of State on March 18, 2004	S-8	333-113871	03/24/04	4.01	
3.02	Certificate of Amendment of Amended and Restated Articles of Incorporation of the Registrant, filed with the California Secretary of State on August 22, 2005	8-K	000-28540	8/26/05	3.1	
3.03	Registrant's Amended and Restated Bylaws	8-K	000-28540	3/02/07	3.01	
10.01	Registrant's 2005 Equity Incentive Plan, as amended**	S-8	333-159931	06/12/09	99.01	
10.02	Forms of Stock Option Agreements and Stock Option Exercise Agreements under Registrant's 2005 Equity Incentive Plan**	S-8	333-130601	12/22/05	99.02	
10.03	Registrant's 2005 Directors' Stock Option Plan, as amended**	S-8	333-159931	06/12/09	99.05	
10.04	Forms of Stock Option Grants and Stock Option Exercise Agreements under Registrant's 2005 Directors Stock Option Plan**	S-8	333-130601	12/22/05	99.04	
10.05	Registrant's 2005 Employee Stock Purchase Plan, as amended **	8-K	000-28540	06/12/09	99.03	
10.06	Forms of Enrollment Form and Subscription Agreement under Registrant's 2005 Employee Stock Purchase Plan**	S-8	333-130601	12/22/05	99.06	
10.07	Registrant's 1996 Directors Stock Option Plan, as amended as of July 30, 2003, and related documents**	S-8	333-107956	08/14/03	4.06	
10.08	Registrant's 1996 Employee Stock Purchase Plan, as amended as of August 17, 2004 and related documents**	10-K	000-28540	2/15/05	10.02	
10.09	Registrant's 1996 Equity Incentive Plan, as amended as of April 18, 2002, and related documents**	S-8	333-87922	05/09/02	4.05	
10.10	Poet Holdings, Inc. Amended and Restated 1995 Stock Plan and Forms of Stock Option Agreement and Exercise Notice thereunder**	S-8	333-113871	3/24/04	4.05	
10.11	Poet Holdings, Inc. 1999 Director Option Plan and Forms of Director Option Agreement and Director Option Exercise Notice thereunder**	S-8	333-113871	3/24/04	4.06	

Exhibit No.	Exhibit Description	Form	File No.	Incorporated by Reference Filing Date	Exhibit	Filed Herewith
10.12	Poet Holdings, Inc. 2001 Non Statutory Stock Option Plan and Forms of Stock Option Agreement and Exercise Notice thereunder**	S-8	333-113871	3/24/04	4.07	
10.13	Form of Letter from Registrant to option holders of Poet Holdings, Inc., regarding assumption of options by Registrant**	S-8	333-113871	3/24/04	99.01	
10.14	Form of Indemnity Agreement entered into by Registrant with each of its directors and executive officers	10-K	000-28540	2/15/05	10.09	
10.15	Form of Amendment to Versant Corporation Stock Option Agreement**	SB-2		7/16/96		
10.16	Joint Employment Agreement and Managing Director Service Contract with CEO**	10-Q	000-28540	09/09/09	10.03	
10.17	Retention Incentive Agreement with Chief Financial Officer**	10-Q	000-28540	09/09/09	10.04	
10.18	Registration Rights Agreement dated December 28, 1998 between the Registrant and the parties listed on the Schedule of Investors attached thereto	10-KSB	000-28540	03/31/99	10.35	
10.19	Supplement dated June 28, 1999 to Registration Rights Agreement among the Registrant and the parties listed on the Schedule of Investors attached thereto	8-K	000-28540	07/13/99	10.04	
10.20	Office Building Lease dated March 23, 2007, between Versant Corporation and CA-Shorebreeze Limited Partnership	10-Q	000-28540	6/13/07	10.01	
10.21	Separation Agreement between Thomas Huben and Versant Gmbh dated as of December 2, 2008**	10-Q	000-28540	03/13/09	10.01	
10.22	First Amendment dated September 3, 2009 to Office Building Lease dated March 23, 2007, between Versant Corporation and CA-Shorebreeze Limited Partnership	10-Q	000-28540	09/09/09	10.01	
10.23	English Summary of Office Building Lease dated July 17, 2009 between Versant Gmbh and DIC DP Hamburg Halanreie Gmbh θ	10-Q	000-28540	09/09/09	10.02	
21.01	Subsidiaries of the Registrant					☒
23.01	Consent of Grant Thornton LLP, Independent Registered Accounting Firm					☒
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					☒
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					☒
32.01	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					☒
32.02	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					☒

† Pursuant to Item 601(b)(2) of Regulations of S-K, certain annexes, exhibits and schedules to this Exhibit have been omitted but will be furnished supplementally to the Commission upon request.

θ This exhibit is an English summary of a foreign language document pursuant to Rule 306 of Regulation S-T.

** Management contract or compensatory plan.

EXHIBIT 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jochen Witte, President and Chief Executive Officer of Versant Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Versant Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 29, 2010

By /s/ Jochen Witte

Jochen Witte
Chief Executive Officer

EXHIBIT 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jerry Wong, Vice President, Finance and Chief Financial Officer of Versant Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Versant Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s), and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s), and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 29, 2010

By /s/ Jerry Wong

Jerry Wong
Vice President, Finance and
Chief Financial Officer

EXHIBIT 32.01

Certification of Chief Executive Officer
Furnished Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Versant Corporation (the "Company") on Form 10-K for the year ended October 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jochen Witte, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Jochen Witte

Jochen Witte
President and Chief Executive Officer
January 29, 2010

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.02

Certification of Chief Financial Officer
Furnished Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Versant Corporation (the "Company") on Form 10-K for the year ended October 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jerry Wong, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Jerry Wong

Jerry Wong
Chief Financial Officer
January 29, 2010

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

(THIS PAGE INTENTIONALLY LEFT BLANK)

Appendix to Annual Report to Shareholders

Executive Officers

Jochen Witte
President,
Chief Executive Officer

Jerry Wong
Vice President, Finance
Chief Financial Officer and
Secretary

Directors

Uday Bellary
Chief Financial Officer,
GreenVolts, Inc.

William Henry Delevati
Independent Consultant

Herbert May
Independent Consultant

Jochen Witte
President,
Chief Executive Officer, Versant
Corporation

Bernhard Woebker
Independent Consultant

Corporate Informations

Principal Offices
Versant Corporation
255 Shoreline Drive
Suite 450
Redwood City, CA 94065
(650) 232-2400
Website: *www.Versant.com*

Independent Auditors
Grant Thornton LLP
San Francisco, California

Transfer Agent
BNY Mellon Shareowner
Services
480 Washington Blvd.,
27th Floor
Jersey City, NJ 07310

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2009, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (EXCLUDING THE EXHIBITS THERETO), IS AVAILABLE TO VERSANT SHAREHOLDERS FREE OF CHARGE, UPON WRITTEN REQUEST TO: SECRETARY, VERSANT CORPORATION, 255 SHORELINE DRIVE, SUITE 450, REDWOOD CITY, CALIFORNIA 94065. COPIES OF EXHIBITS TO THE FORM 10-K ARE AVAILABLE UPON REQUEST UPON PAYMENT OF VERSANT'S REASONABLE EXPENSES OF FURNISHING SUCH EXHIBITS.

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. We caution investors that forward-looking statements are only predictions, forecasts or estimates, are not guarantees or assurances of our future performance and are subject to significant risks and uncertainties. Our actual results and performance may differ materially from the results and performance anticipated by any forward-looking statements due to these risks and uncertainties. Some of the important risks and factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A of this report—"Risk Factors"—which you should read carefully. We undertake no obligation to revise or update any forward-looking statement to reflect any future events or circumstances or for any other reason.